Exhibit 99.1

Report to Shareholders for the Second Quarter, 2018 www.cibc.com May 23, 2018

Report of the President and Chief Executive Officer

Overview of results

CIBC today announced its financial results for the second quarter ended April 30, 2018.

Second quarter highlights

	Q2/18	Q2/17	Q1/18	YoY Variance	QoQ Variance
Reported Net Income	$1,319 million	$1,050 million	$1,328 million	+26%	-1%
Adjusted Net Income(1)	$1,345 million	$1,070 million	$1,433 million	+26%	-6%
Reported Diluted Earnings Per Share (EPS)	$2.89	$2.59	$2.95	+12%	-2%
Adjusted Diluted EPS(1)	$2.95	$2.64	$3.18	+12%	-7%
Reported Return on Common Shareholders’ Equity (ROE)	17.0%	17.7%	17.4%
Adjusted ROE(1)	17.4%	18.1%	18.8%
Basel III Common Equity Tier 1 Ratio (all-in basis)	11.2%	12.2%	10.8%

Results for the second quarter of 2018 were affected by the following items of note aggregating to a negative impact of $0.06 per share:

•	$26 million ($19 million after-tax) amortization of intangible assets; and
•	$9 million ($7 million after-tax) in transaction and integration-related costs net of purchase accounting adjustments associated with the acquisitions of The PrivateBank and Geneva Advisors.

We maintained strong Basel III Common Equity Tier 1, Tier 1 and Total capital ratios of 11.2%, 12.7% and 15.1%, respectively, compared with 10.8%, 12.4% and 14.1%, respectively, at the end of the prior quarter. CIBC’s Basel III leverage ratio at April 30, 2018 was 4.1%.

In the second quarter, each of our business units performed well. We delivered robust earnings growth with continued progress on our strategy to build a relationship-oriented bank for a modern world with high quality, diversified earnings growth and disciplined expense and capital management. We remain focused on building a strong North American platform to serve our clients and invest in our communities.

Today we announced our intention to seek Toronto Stock Exchange approval for a normal course issuer bid that would permit us to purchase for cancellation up to a maximum of 9 million, or approximately 2% of our outstanding common shares, over the next 12 months.

Core business performance

Canadian Personal and Small Business Banking reported net income of $584 million for the second quarter, up $81 million or 16% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $586 million, up $82 million or 16% from the second quarter a year ago. Solid volume growth, wider spreads and higher fees were partially offset by higher spending on strategic initiatives and a higher provision for credit losses.

Canadian Commercial Banking and Wealth Management reported net income of $310 million for the second quarter, up $26 million or 9% from the second quarter a year ago, driven by higher revenue partially offset by higher expenses. The increase in revenue was driven primarily by deposit and lending growth, higher fees in commercial banking, and higher fee-based client assets in wealth management, partially offset by lower transactional volume and lower equity issuance activity.

U.S. Commercial Banking and Wealth Management reported net income of $138 million for the second quarter, up $112 million or 431% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $142 million, up $115 million or 426% from the second quarter a year ago, primarily due to the inclusion of the results of CIBC Bank USA beginning in the third quarter of 2017.

Capital Markets reported net income of $249 million for the second quarter, down $20 million or 7% from the second quarter a year ago, primarily due to higher non-interest expenses and a higher effective tax rate, partially offset by higher revenue. Higher foreign exchange trading revenue and higher revenue from corporate banking, debt underwriting and advisory activity were partially offset by lower equity derivatives trading revenue, lower equity underwriting revenue and lower investment portfolio gains.

(1)	For additional information, see the “Non-GAAP measures” section.

Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and our communities. During the quarter we:

•	Introduced our new global community investment brand, One for Change, inspired by team CIBC and our dedication to helping people and communities thrive through volunteering and fundraising efforts; and
•	Launched the #ShatterBarriers campaign in support of our Canadian Paralympic Team and hosted Welcome Home events in major airports and CIBC Banking Centres across the country for our athletes returning from the 2018 Paralympic Games.

Victor G. Dodig

President and Chief Executive Officer

ii	CIBC SECOND QUARTER 2018

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2017 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Second quarter, 2018
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Supplementary regulatory capital disclosure	2017 Annual Report
			Page references
General	1	Index of risk information – current page
	2	Risk terminology and measures (1)			29
	3	Top and emerging risks	24			47
	4	Key future regulatory ratio requirements	19, 20, 36, 39	69	2, 6	32, 35, 71, 74, 143
Risk governance, risk management and business model	5	Risk management structure				42, 43
	6	Risk culture and appetite				41, 44, 45
	7	Risks arising from business activities	26			45, 49
	8	Bank-wide stress testing	29			37, 47, 52, 58, 65, 70, 76
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	18	69		30, 143
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			1–4	32
	11	Regulatory capital flow statement	19		5	34
	12	Capital management and planning				37, 143
	13	Business activities and risk-weighted assets	26		7	33–35, 49
	14	Risk-weighted assets and capital requirements			7	31, 33
	15	Credit risk by major portfolios			13–20	51–56
	16	Risk-weighted assets flow statement	19		8	34–35
	17	Back-testing of models			21, 22	46, 52, 64, 76
Liquidity	18	Liquid assets	35			70
Funding	19	Encumbered assets	36			71
	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	39			74
	21	Funding strategy and sources	37			72
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	32			63
	23	Significant trading and non-trading market risk factors	32–34			63–67
	24	Model assumptions, limitations and validation procedures				63–67
	25	Stress testing and scenario analysis				37, 65
Credit risk	26	Analysis of credit risk exposures	27–31	73	9–12	53–61, 125–127, 168
	27	Impaired loan and forbearance policies	27, 29			51, 59, 79, 105
	28	Reconciliation of impaired loans and the allowance for credit losses	27, 29	60		51, 59, 125
	29	Counterparty credit risk arising from derivatives	29		12, 34(2)	51, 54, 137–138
	30	Credit risk mitigation	27		12, 25	51, 56, 137–138
Other risks	31	Other risks	40			75–77
	32	Discussion of publicly known risk events		70		76, 158
(1)	A detailed glossary of our risk and capital terminology is included on page 180 of our 2017 Annual Report.
(2)	Included in our supplementary financial information package.

CIBC SECOND QUARTER 2018	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and six months ended April 30, 2018 compared with corresponding periods. The MD&A should be read in conjunction with our 2017 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of May 22, 2018. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 178 to 183 of our 2017 Annual Report.

Contents

2	External reporting change

3	Second quarter financial highlights

4	Overview
4	Financial results
7	Significant events
7	Review of quarterly financial information
8	Economic outlook

9	Non-GAAP measures

10	Strategic business units overview
10	Canadian Personal and Small Business Banking
11	Canadian Commercial Banking and Wealth Management
12	U.S. Commercial Banking and Wealth Management
14	Capital Markets
15	Corporate and Other

17	Financial condition
17	Review of condensed consolidated balance sheet
18	Capital resources
23	Off-balance sheet arrangements

24	Management of risk
24	Risk overview
24	Top and emerging risks
27	Credit risk
32	Market risk
35	Liquidity risk
40	Other risks

41	Accounting and control matters
41	Critical accounting policies and estimates
41	Other regulatory developments
41	Controls and procedures
41	Related-party transactions

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Overview – Financial results”, “Overview – Significant events”, “Overview – Economic outlook”, “Financial condition – Capital resources”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2018 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of PrivateBancorp, Inc. will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC SECOND QUARTER 2018	1

External reporting change

The following external reporting change was made in the first quarter of 2018.

IFRS 9 “Financial Instruments”

We adopted IFRS 9 “Financial Instruments” (IFRS 9) effective November 1, 2017. As permitted, prior period amounts were not restated.

As part of the adoption of IFRS 9, we now recognize provision for credit losses on both impaired (stage 3) and non-impaired (stages 1 and 2) loans in the respective strategic business units (SBUs). In prior periods, provision for credit losses on non-impaired loans was recognized in Corporate and Other, with the exception of provision for credit losses related to CIBC Bank USA, which was recognized in U.S. Commercial Banking and Wealth Management, and provision for credit losses on: (i) non-impaired residential mortgages greater than 90 days delinquent; and (ii) non-impaired personal loans and scored small business loans greater than 30 days delinquent, which was recognized in Canadian Personal and Small Business Banking.

2	CIBC SECOND QUARTER 2018

Second quarter financial highlights

		As at or for the three months ended			As at or for the six months ended
	Unaudited	2018 Apr. 30	2018 Jan. 31	2017 Apr. 30	2018 Apr. 30	2017 Apr. 30
	Financial results ($ millions)
	Net interest income	$2,476	$2,473	$2,095	$4,949	$4,237
	Non-interest income	1,900	1,986	1,603	3,886	3,670
	Total revenue	4,376	4,459	3,698	8,835	7,907
	Provision for credit losses	212	153	179	365	391
	Non-interest expenses	2,517	2,578	2,275	5,095	4,549
	Income before income taxes	1,647	1,728	1,244	3,375	2,967
	Income taxes	328	400	194	728	510
	Net income	$1,319	$1,328	$1,050	$2,647	$2,457
	Net income attributable to non-controlling interests	$6	$5	$5	$11	$10
	Preferred shareholders	24	18	10	42	19
	Common shareholders	1,289	1,305	1,035	2,594	2,428
	Net income attributable to equity shareholders	$1,313	$1,323	$1,045	$2,636	$2,447
	Financial measures
	Reported efficiency ratio	57.5%	57.8%	61.5%	57.7%	57.5%
	Adjusted efficiency ratio (1)	55.9%	55.1%	58.9%	55.5%	57.6%
	Loan loss ratio (2)	0.24%	0.22%	0.25%	0.23%	0.25%
	Reported return on common shareholders’ equity	17.0%	17.4%	17.7%	17.2%	21.0%
	Adjusted return on common shareholders’ equity (1)	17.4%	18.8%	18.1%	18.1%	19.1%
	Net interest margin	1.71%	1.66%	1.63%	1.68%	1.62%
	Net interest margin on average interest-earning assets	1.91%	1.86%	1.81%	1.88%	1.81%
	Return on average assets	0.91%	0.89%	0.82%	0.90%	0.94%
	Return on average interest-earning assets	1.02%	1.00%	0.91%	1.01%	1.05%
	Total shareholder return	(7.15)%	8.45%	0.58%	0.70%	12.14%
	Reported effective tax rate	19.9%	23.2%	15.6%	21.6%	17.2%
	Adjusted effective tax rate (1)	20.0%	18.1%	15.7%	19.1%	17.2%
Common share information
Per share ($)	– basic earnings	$2.90	$2.96	$2.59	$5.86	$6.09
	– reported diluted earnings	2.89	2.95	2.59	5.84	6.08
	– adjusted diluted earnings (1)	2.95	3.18	2.64	6.13	5.53
	– dividends	1.33	1.30	1.27	2.63	2.51
	– book value	69.98	67.34	61.42	69.98	61.42
Share price ($)	– high	121.04	123.99	119.86	123.99	119.86
	– low	110.11	112.65	109.71	110.11	97.76
	– closing	111.83	121.86	110.25	111.83	110.25
Shares outstanding (thousands)	– weighted-average basic (3)	444,140	441,124 (4)	399,807	442,607	398,709
	– weighted-average diluted	445,658	442,852 (4)	400,577	444,231	399,413
	– end of period (3)	444,691	443,825 (4)	401,608	444,691	401,608
	Market capitalization ($ millions)	$49,730	$54,085	$44,277	$49,730	$44,277
	Value measures
	Dividend yield (based on closing share price)	4.9%	4.2%	4.7%	4.7%	4.6%
	Reported dividend payout ratio	45.8%	44.0%	49.0%	44.9%	41.2%
	Adjusted dividend payout ratio (1)	44.9%	40.7%	48.1%	42.8%	45.4%
	Market value to book value ratio	1.60	1.81	1.80	1.60	1.80
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$119,354	$110,524	$110,472	$119,354	$110,472
	Loans and acceptances, net of allowance	374,216	366,679	330,752	374,216	330,752
	Total assets	590,537	586,927	528,591	590,537	528,591
	Deposits	449,031	446,179	413,128	449,031	413,128
	Common shareholders’ equity	31,118	29,889	24,668	31,118	24,668
	Average assets	594,340	590,344	528,099	592,309	528,482
	Average interest-earning assets	532,516	528,528	475,067	530,489	472,970
	Average common shareholders’ equity	31,017	29,677	23,932	30,336	23,293
	Assets under administration (AUA) (5)(6)	2,279,301	2,222,725	2,120,972	2,279,301	2,120,972
	Assets under management (AUM) (6)	224,954	225,765	198,941	224,954	198,941
	Balance sheet quality (All-in basis) and liquidity measures
	Risk-weighted assets (RWA) ($ millions)
	Common Equity Tier 1 (CET1) capital RWA	$208,068	$204,647	$175,431	$208,068	$175,431
	Tier 1 capital RWA	208,231	204,647	175,431	208,231	175,431
	Total capital RWA	208,394	204,647	175,431	208,394	175,431
	Capital ratios
	CET1 ratio	11.2%	10.8%	12.2%	11.2%	12.2%
	Tier 1 capital ratio	12.7%	12.4%	13.5%	12.7%	13.5%
	Total capital ratio	15.1%	14.1%	15.4%	15.1%	15.4%
	Basel III leverage ratio
	Leverage ratio exposure ($ millions)	$641,307	$626,606	$572,104	$641,307	$572,104
	Leverage ratio	4.1%	4.0%	4.1%	4.1%	4.1%
	Liquidity coverage ratio (LCR)	124%	119%	125%	n/a	n/a
	Other information
	Full-time equivalent employees	44,646	44,516	43,444	44,646	43,444
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Excludes 190,789 restricted shares as at April 30, 2018 (January 31, 2018: 190,789; April 30, 2017: nil).
(4)	Excludes 321,440 common shares that were issued and outstanding but which had not been acquired by a third party as at January 31, 2018. These shares were issued as a component of our acquisition of The PrivateBank.
(5)	Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,808.6 billion (January 31, 2018: $1,751.2 billion; April 30, 2017: $1,699.4 billion).
(6)	AUM amounts are included in the amounts reported under AUA.
n/a	Not applicable.

CIBC SECOND QUARTER 2018	3

Overview

Financial results

Reported net income for the quarter was $1,319 million, compared with $1,050 million for the same quarter last year, and $1,328 million for the prior quarter. CIBC Bank USA, acquired on June 23, 2017, contributed $94 million to net income, compared with $102 million for the prior quarter.

Adjusted net income(1) for the quarter was $1,345 million, compared with $1,070 million for the same quarter last year, and $1,433 million for the prior quarter.

Reported diluted earnings per share (EPS) for the quarter was $2.89, compared with $2.59 for the same quarter last year, and $2.95 for the prior quarter.

Adjusted diluted EPS(1) for the quarter was $2.95, compared with $2.64 for the same quarter last year, and $3.18 for the prior quarter.

Net income for the current quarter was affected by the following items of note:

•	$26 million ($19 million after-tax) amortization of intangible assets ($2 million after-tax in Canadian Personal and Small Business Banking, $15 million after-tax in U.S. Commercial Banking and Wealth Management, and $2 million after-tax in Corporate and Other); and
•	$9 million ($7 million after-tax) in transaction and integration-related costs(2) net of purchase accounting adjustments associated with the acquisitions of The PrivateBank and Geneva Advisors (income of $11 million after-tax in U.S. Commercial Banking and Wealth Management, and charge of $18 million after-tax in Corporate and Other).

The above items of note increased revenue by $15 million and non-interest expenses by $50 million, and decreased income taxes by $9 million. In aggregate, these items of note decreased net income by $26 million.

Net interest income(3)

Net interest income was up $381 million or 18% from the same quarter last year, primarily due to the results of CIBC Bank USA, volume growth across Canadian personal and commercial banking products, and higher treasury revenue, partially offset by lower trading income.

Net interest income was comparable with the prior quarter. The impact of higher trading income, wider spreads on personal and commercial banking products and volume growth in commercial banking products, were offset by the impact of fewer days in the current quarter and lower treasury income.

Net interest income for the six months ended April 30, 2018 was up $712 million or 17% from the same period in 2017, primarily due to the results of CIBC Bank USA, volume growth across Canadian personal and commercial banking products, wider spreads in Canadian Personal and Small Business Banking, and higher treasury revenue, partially offset by lower trading income.

Non-interest income(3)

Non-interest income was up $297 million or 19% from the same quarter last year, primarily due to higher trading income, higher investment management and custodial fees and mutual fund fees driven by higher AUM and AUA, and the inclusion of the results of CIBC Bank USA.

Non-interest income was down $86 million or 4% from the prior quarter, primarily due to lower revenue from hedging activities, lower trading income, and lower underwriting and advisory fees.

Non-interest income for the six months ended April 30, 2018 was up $216 million or 6% from the same period in 2017, primarily due to higher trading income, higher investment management and custodial fees and mutual fund fees driven by higher AUM and AUA, the inclusion of the results of CIBC Bank USA, and higher revenue from hedging activities. This increase was partially offset by a gain on the sale and lease back of certain retail properties in the same period in 2017, shown as an item of note.

Provision for credit losses(4)

Provision for credit losses was up $33 million or 18% from the same quarter last year.

In Canadian Personal and Small Business Banking, provision for credit losses was up primarily due to an increase in provision for credit losses on non-impaired loans driven by portfolio growth and higher delinquencies. Provision for credit losses on impaired loans was comparable with the same quarter last year.

In Canadian Commercial Banking and Wealth Management, provision for credit losses was comparable with the same quarter last year.

In U.S. Commercial Banking and Wealth Management, provision for credit losses was up primarily due to the inclusion of the results of CIBC Bank USA.

In Capital Markets, the current quarter had a higher reversal of credit losses compared with the same quarter last year, primarily due to a reversal of credit losses on non-impaired loans as a result of our adoption of IFRS 9, reflective of better portfolio credit quality and an improved economic outlook in respect of the oil and gas sector in the current quarter. Provision for credit losses on impaired loans in the current quarter compared with a reversal of credit losses in the same quarter last year, as the same quarter last year included recoveries in the oil and gas sector due to better performance.

In Corporate and Other, the current quarter included a provision for credit losses compared with a reversal of credit losses in the same quarter last year, primarily due to a reduction in the collective allowance (prior to our adoption of IFRS 9) in the same quarter last year. Provision for credit losses on impaired loans was comparable with the same quarter last year.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Transaction costs include legal and other advisory fees, financing costs associated with pre-funding the cash component of the merger consideration, and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, included as items of note beginning in the fourth quarter of 2017, include the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, the collective allowance established for new loan originations and renewals of acquired loans (prior to the adoption of IFRS 9 in the first quarter of 2018), and changes in the fair value of contingent consideration relating to the Geneva Advisors acquisition.
(3)	Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.
(4)	As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and non-impaired loans in the SBUs. In prior periods, provision for credit losses on non-impaired loans was recognized in Corporate and Other, with the exception of provision for credit losses related to CIBC Bank USA, which was recognized in U.S. Commercial Banking and Wealth Management, and provision for credit losses on: (i) non-impaired residential mortgages greater than 90 days delinquent; and (ii) non-impaired personal loans and scored small business loans greater than 30 days delinquent, which was recognized in Canadian Personal and Small Business Banking. All provision for credit losses related to FirstCaribbean International Bank Limited (CIBC FirstCaribbean) continues to be recognized in Corporate and Other.

4	CIBC SECOND QUARTER 2018

Provision for credit losses was up $59 million or 39% from the prior quarter.

In Canadian Personal and Small Business Banking, provision for credit losses was up, as the prior quarter included a reduction in allowance for non-impaired loans, reflective of an economic outlook that improved in the prior quarter. The current quarter included a higher provision for credit losses on impaired loans primarily due to higher write-offs in the card portfolio, and higher losses in the mortgage portfolio reflective of portfolio growth in recent years.

In Canadian Commercial Banking and Wealth Management, the provision for credit losses was comparable with the prior quarter.

In U.S. Commercial Banking and Wealth Management, the provision for credit losses was comparable with the prior quarter. The current quarter included a reduction in allowance for non-impaired loans, reflective of a U.S. economic outlook that improved in the current quarter, partially offset by an increase in provision for credit losses on impaired loans driven by higher loan losses in CIBC Bank USA.

In Capital Markets, the current quarter had a lower reversal of credit losses compared with the prior quarter, primarily due to a lower reduction in allowance for non-impaired loans as the prior quarter reflected a greater improvement in portfolio credit quality relative to the current quarter. Provision for credit losses on impaired loans was comparable with the prior quarter.

In Corporate and Other, the provision for credit losses was comparable with prior quarter. The current quarter had a provision for credit losses on non-impaired loans compared with a reversal of credit losses on non-impaired loans in the prior quarter, as the prior quarter reflected an improvement in economic outlook. Provision for credit losses on impaired loans was down due to lower write-offs in CIBC FirstCaribbean.

Provision for credit losses for the six months ended April 30, 2018 was down $26 million or 7% from the same period in 2017.

In Canadian Personal and Small Business Banking, provision for credit losses was down primarily due to a reduction in allowance for non-impaired loans in the current period, reflective of an economic outlook that improved since our adoption of IFRS 9. Provision for credit losses on impaired loans was down primarily due to lower write-offs and bankruptcies in the card portfolio.

In Canadian Commercial Banking and Wealth Management, provision for credit losses was down primarily due to a reversal of credit losses on non-impaired loans since our adoption of IFRS 9 and lower provision for credit losses on impaired loans in the commercial banking portfolio.

In U.S. Commercial Banking and Wealth Management, provision for credit losses was up for both non-impaired and impaired loans due to the inclusion of the results of CIBC Bank USA and our adoption of IFRS 9.

In Capital Markets, the current period included a reversal of credit losses, primarily due to a reduction in allowance for non-impaired loans, driven by improvements in the oil and gas sector and an economic outlook that improved since our adoption of IFRS 9. The current period had a provision for credit losses on impaired loans compared with a reversal of credit losses in the same period last year due to recoveries from the oil and gas sector.

In Corporate and Other, the current period included a provision for credit losses compared with a reversal of credit losses in the same period in 2017, primarily due to a reduction in the collective allowance (prior to our adoption of IFRS 9) in the same period last year. The provision for credit losses on impaired loans was comparable with the same period in 2017.

Non-interest expenses

Non-interest expenses were up $242 million or 11% from the same quarter last year, primarily due to the inclusion of the results of CIBC Bank USA and higher performance-based compensation. In addition, the current quarter included higher spending on strategic initiatives, as well as transaction and integration-related costs associated with the acquisitions of The PrivateBank and Geneva Advisors, shown as an item of note.

Non-interest expenses were down $61 million or 2% from the prior quarter, primarily due to lower performance-based compensation and lower salaries driven by fewer days in the current quarter.

Non-interest expenses for the six months ended April 30, 2018 were up $546 million or 12% from the same period in 2017, primarily due to the inclusion of the results of CIBC Bank USA and higher performance-based compensation. In addition, the current period included higher spending on strategic initiatives, as well as the transaction and integration-related costs noted above.

Income taxes

Income tax expense was up $134 million or 69% from the same quarter last year primarily due to higher income.

Income tax expense was down $72 million or 18% from the prior quarter, as the prior quarter included net tax adjustments resulting from the U.S. tax reforms enacted in the first quarter of 2018, shown as an item of note. The current quarter included a tax recovery relating to the utilization of certain tax loss carryforwards.

Income tax expense for the six months ended April 30, 2018 was up $218 million or 43% from the same period in 2017, primarily due to higher income and the net tax adjustments noted above.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (U.S. tax reforms), which reduced the U.S. federal corporate income tax rate to 21% effective January 1, 2018, resulting in a significant decrease in CIBC’s U.S. deferred tax assets. The U.S. tax reforms introduced other important changes to U.S. corporate income tax laws including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects to additional taxes certain payments from a U.S. Corporation to foreign related parties. The BEAT provision is not applicable to CIBC until fiscal 2019. CIBC continues to evaluate the impact of BEAT on our U.S. operations.

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is set to commence in February 2019. Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $203 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

The 2015 Canadian federal budget which became law effective on November 1, 2015, contained new rules for “synthetic equity arrangements” which eliminated the tax deductibility of Canadian inter-corporate dividends for Canadian corporations in certain circumstances. A set of transition rules applied between November 1, 2015 and April 30, 2017. The new rules have resulted in a higher effective tax rate, as the tax deductibility of certain Canadian corporate dividends is diminished. On February 27, 2018, the 2018 Canadian federal budget was released which extended the denial of the deductibility of Canadian inter-corporate dividends for Canadian corporations to include dividends received on share buyback transactions.

In prior years, the CRA reassessed CIBC approximately $298 million of additional income tax by denying the tax deductibility of certain 2011 and 2012 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. In March 2018, CIBC filed a Notice of Appeal with the Tax Court of Canada with respect to the 2011 taxation year. The matter is now in litigation. The circumstances of the dividends subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In May 2018, the CRA notified CIBC in writing that it would also reassess the 2013 taxation year for approximately $229 million of additional taxes. It is possible that subsequent years may be reassessed for similar

CIBC SECOND QUARTER 2018	5

activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.

Foreign exchange

The following table provides the estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

	For the three months ended			For the six months ended
$ millions, except per share amounts	Apr. 30, 2018 vs. Apr. 30, 2017		Apr. 30, 2018 vs. Jan. 31, 2018	Apr. 30, 2018 vs. Apr. 30, 2017
Estimated increase (decrease) in:
Total revenue	$(41)		$19	$(92)
Provision for credit losses	–		–	(1)
Non-interest expenses	(21)		10	(48)
Income taxes	(2)		1	(9)
Net income	(18)		8	(34)
Impact on EPS:
Basic	$(0.04)		$0.02	$(0.08)
Diluted	(0.04)		0.02	(0.08)
Average USD appreciation (depreciation) relative to CAD	(4.2	) %	2.1%	(4.7	) %

Impact of items of note in prior periods

Net income for the prior quarters was affected by the following items of note:

First quarter of 2018

•	$88 million charge from net tax adjustments resulting from the U.S. tax reforms enacted in the first quarter of 2018 (Corporate and Other);
•	$32 million ($24 million after-tax) amortization of intangible assets ($2 million after-tax in Canadian Personal and Small Business Banking, $19 million after-tax in U.S. Commercial Banking and Wealth Management, and $3 million after-tax in Corporate and Other); and
•	$10 million ($7 million after-tax net positive impact) in purchase accounting adjustments net of transaction and integration-related costs(1) associated with the acquisitions of The PrivateBank and Geneva Advisors (income of $13 million after-tax in U.S. Commercial Banking and Wealth Management, and charge of $6 million after-tax in Corporate and Other).

The above items of note increased revenue by $27 million, non-interest expenses by $49 million, and income taxes by $83 million. In aggregate, these items of note decreased net income by $105 million.

Second quarter of 2017

•	$20 million ($15 million after-tax) in transaction and integration-related costs(1) associated with the acquisition of The PrivateBank (Corporate and Other); and
•	$6 million ($5 million after-tax) amortization of intangible assets ($1 million after-tax in Canadian Personal and Small Business Banking, $1 million after-tax in U.S. Commercial Banking and Wealth Management, and $3 million after-tax in Corporate and Other).

The above items of note decreased revenue by $7 million, increased non-interest expenses by $19 million, and decreased income taxes by $6 million. In aggregate, these items of note decreased net income by $20 million.

First quarter of 2017

•	$299 million ($245 million after-tax) gain on the sale and lease back of certain retail properties (Canadian Personal and Small Business Banking); and
•	$6 million ($4 million after-tax) amortization of intangible assets ($1 million after-tax in Canadian Personal and Small Business Banking, $2 million after-tax in U.S. Commercial Banking and Wealth Management, and $1 million after-tax in Corporate and Other).

The above items of note increased revenue by $299 million, non-interest expenses by $6 million, and income taxes by $52 million. In aggregate, these items of note increased net income by $241 million.

(1)	Transaction costs include legal and other advisory fees, financing costs associated with pre-funding the cash component of the merger consideration, and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, included as items of note beginning in the fourth quarter of 2017, include the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, the collective allowance established for new loan originations and renewals of acquired loans (prior to the adoption of IFRS 9 in the first quarter of 2018), and changes in the fair value of contingent consideration relating to the Geneva Advisors acquisition.

6	CIBC SECOND QUARTER 2018

Significant events

Launch of CIBC Innovation Banking and acquisition of Wellington Financial

On January 8, 2018, CIBC announced the launch of CIBC Innovation Banking, a full service business that delivers strategic advice and funding to North American technology and innovation clients at each stage of their business cycle. As part of the launch of CIBC Innovation Banking, and to further deepen its capabilities and complement CIBC Bank USA’s existing commercial banking team, on January 5, 2018, CIBC acquired the loan assets of Wellington Financial Fund V LP (Wellington Financial) and its management team for a combination of cash, common shares, and exchangeable shares. Based in Toronto with U.S. presence in New York City and Menlo Park, Wellington Financial was a leading, privately-held provider of growth capital to early and mid-stage technology companies. The results of the acquired business have been consolidated from the date of close and are included in our Canadian Commercial Banking and Wealth Management SBU. For additional information, see Note 3 to our interim consolidated financial statements.

Aeroplan developments

Air Canada announced on May 11, 2017, that it will not be renewing its exclusive Aeroplan partnership with Aimia Inc. (Aimia) upon the expiry of the contract in 2020. CIBC’s Aeroplan clients are not immediately impacted by this announcement, as Aeroplan members may continue to collect miles and redeem them for Air Canada travel until Aimia’s contract with Air Canada expires in 2020.

Review of quarterly financial information

$ millions, except per share amounts, for the three months ended			2018				2017		2016
		Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
Revenue
Canadian Personal and Small Business Banking		$2,090	$2,138	$2,093	$2,039	$1,937	$2,303	$2,005	$1,946
Canadian Commercial Banking and Wealth Management		937	954	922	903	886	879	846	830
U.S. Commercial Banking and Wealth Management (1)		429	432	422	239	102	113	106	93
Capital Markets (1)		710	801	622	679	692	830	626	772
Corporate and Other (1)		210	134	210	244	81	84	98	495
Total revenue		$4,376	$4,459	$4,269	$4,104	$3,698	$4,209	$3,681	$4,136
Net interest income		$2,476	$2,473	$2,464	$2,276	$2,095	$2,142	$2,110	$2,113
Non-interest income		1,900	1,986	1,805	1,828	1,603	2,067	1,571	2,023
Total revenue		4,376	4,459	4,269	4,104	3,698	4,209	3,681	4,136
Provision for credit losses		212	153	229	209	179	212	222	243
Non-interest expenses		2,517	2,578	2,570	2,452	2,275	2,274	2,347	2,218
Income before income taxes		1,647	1,728	1,470	1,443	1,244	1,723	1,112	1,675
Income taxes		328	400	306	346	194	316	181	234
Net income		$1,319	$1,328	$1,164	$1,097	$1,050	$1,407	$931	$1,441
Net income attributable to:
Non-controlling interests		$6	$5	$5	$4	$5	$5	$4	$6
Equity shareholders		1,313	1,323	1,159	1,093	1,045	1,402	927	1,435
EPS	– basic	$2.90	$2.96	$2.60	$2.61	$2.59	$3.50	$2.32	$3.61
	– diluted	2.89	2.95	2.59	2.60	2.59	3.50	2.32	3.61
(1)	Capital Markets and U.S. Commercial Banking and Wealth Management revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.

Revenue

Canadian Personal and Small Business Banking revenue has benefited from volume growth, partially offset by a low interest rate environment although it has trended higher in recent quarters. The first quarter of 2017 included a gain on the sale and lease back of certain retail properties.

Canadian Commercial Banking and Wealth Management has benefited from strong volume growth in deposits and loans, and continued growth in AUA and AUM as a result of market appreciation and positive net sales of long-term mutual funds. This was partially offset by a low interest rate environment that has begun to trend higher.

U.S. Commercial Banking and Wealth Management includes the revenue of CIBC Bank USA after the close of the acquisition on June 23, 2017.

Capital Markets revenue is influenced, to a large extent, by market conditions and activity in the equity derivatives business, which includes tax-exempt income. Tax-exempt income has been volatile over the periods shown above. The first quarter of 2017 included higher trading revenue, while the third quarter of 2016 included a gain from the structured credit run-off business.

Corporate and Other includes the offset related to the TEB component of tax-exempt income reported in the revenue of Capital Markets and U.S. Commercial Banking and Wealth Management. We recognized a gain, net of related transaction costs, on the sale of our minority investment in American Century Investments in the third quarter of 2016.

CIBC SECOND QUARTER 2018	7

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In the first quarter of 2018, we adopted IFRS 9 and now recognize provision for credit losses on both impaired and non-impaired loans in the SBUs. In prior periods, provision for credit losses on non-impaired loans was recognized in Corporate and Other, with the exception of provision for credit losses related to CIBC Bank USA, which was recognized in U.S. Commercial Banking and Wealth Management, and provision for credit losses on: (i) non-impaired residential mortgages greater than 90 days delinquent; and (ii) non-impaired personal loans and scored small business loans greater than 30 days delinquent, which was recognized in Canadian Personal and Small Business Banking.

In Canadian Personal and Small Business Banking, the first quarter of 2018 included a reduction in allowance for non-impaired loans, reflective of an economic outlook that improved in the first quarter of 2018.

In Canadian Commercial Banking and Wealth Management, the fourth quarters of 2016 and 2017 included higher losses in the commercial banking portfolio.

In U.S. Commercial Banking and Wealth Management, the loan losses of CIBC Bank USA have been included since the acquisition on June 23, 2017. The fourth quarter of 2017 included $35 million relating to the establishment of a collective allowance (prior to our adoption of IFRS 9) for new loan originations and renewals of acquired loans relating to CIBC Bank USA. The third quarter of 2017 included higher losses in our pre-existing U.S. real estate finance portfolio.

In Capital Markets, the first half of 2018 included reductions in allowance for non-impaired loans, reflective of better portfolio credit quality and an improved outlook with respect to the oil and gas sector. The third quarter of 2016 had higher losses in our exited European leveraged finance portfolio. Performance in the oil and gas sector improved since the fourth quarter of 2016.

In Corporate and Other, the final three quarters of 2017 included reductions in the collective allowance.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, higher spending on strategic initiatives, and movement in foreign exchange rates. The fourth quarter of 2017 included fees and charges related to the launch of Simplii Financial and the related wind-down of the President’s Choice Financial branded banking offer. Non-interest expenses increased in the third quarter of 2017 and onward, as the results of CIBC Bank USA were included after the close of the acquisition on June 23, 2017. The third quarter of 2017 included legal provisions in Corporate and Other, shown as items of note. The fourth quarter of 2016 included restructuring charges primarily relating to employee severance.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income. The first quarter of 2018 included net tax adjustments resulting from U.S. tax reforms, partially offset by the resulting favourable impact on the effective tax rate in U.S. Commercial Banking and Wealth Management. Income taxes increased in the third and fourth quarters of 2017, primarily due to substantially lower tax-exempt income and the inclusion of the results of CIBC Bank USA following the close of the acquisition on June 23, 2017.

Economic outlook

Canada’s economy is likely to moderate with real gross domestic product expected to grow at a still healthy rate of roughly 2% in 2018, as it begins to feel the constraints on labour supply after reaching full employment in some provinces. The Bank of Canada could raise interest rates by a further 25 basis points over the remainder of the year as it seeks to contain subsequent inflation pressures. In response to higher rates and tightening mortgage regulations, housing could become a weaker source of growth. Capital spending by business could remain on a cautious path owing to uncertainties tied to the North American Free Trade Agreement (NAFTA) talks, while consumer spending appears to be on a more moderate track after a very strong 2017. While the unemployment rate is lower after dropping sharply towards the end of 2017, little further improvement is expected over the remainder of the year.

The U.S. has room to grow at roughly 2.5% to 3% without inflationary concerns, with ongoing job creation and a modest pick-up in wage gains supporting a consumer-led expansion, tax cuts lifting business capital spending, and recent additions to government spending plans. Core inflation is now running at the central bank’s target, justifying a further 50 basis point interest rate increase from the U.S. Federal Reserve over the remainder of the year.

Canadian Personal and Small Business Banking should see a moderation in consumer and mortgage lending growth reflecting interest rate increases and regulatory measures.

Growth in corporate profits should support activity in Capital Markets and Canadian Commercial Banking and Wealth Management, while financing of infrastructure spending should offset lower government deficits as a driver of fixed income activity. Growth in corporate bond issuances is likely to moderate after a sharp acceleration in 2017. Credit quality should remain healthy given low unemployment and stable energy prices. After moderating in 2017 as companies extended term in the bond market, business lending looks to be running at a faster pace again in 2018.

In U.S. Commercial Banking and Wealth Management, commercial banking activity should benefit from the impact of further rate increases on margins, and from the financing needs associated with steady economic growth and healthy business credit quality. This benefit may be somewhat offset by increasing competition for deposits which in turn could drive higher rates for commercial deposit products. Wealth management could benefit as U.S. tax reforms and economic growth provide a greater high-net-worth savings pool. Although interest rates are moving higher, they remain low by historical standards, and should support growth in commercial lending activities, including U.S. real estate finance.

8	CIBC SECOND QUARTER 2018

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 14 of the 2017 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

		As at or for the three months ended			As at or for the six months ended
$ millions		2018 Apr. 30	2018 Jan. 31	2017 Apr. 30	2018 Apr. 30	2017 Apr. 30
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$1,289	$1,305	$1,035	$2,594	$2,428
After-tax impact of items of note (1)		26	105	20	131	(221)
Adjusted net income attributable to common shareholders (2)	B	$1,315	$1,410	$1,055	$2,725	$2,207
Diluted weighted-average common shares outstanding (thousands)	C	445,658	442,852	400,577	444,231	399,413
Reported diluted EPS ($)	A/C	$2.89	$2.95	$2.59	$5.84	$6.08
Adjusted diluted EPS ($) (2)	B/C	2.95	3.18	2.64	6.13	5.53
Reported and adjusted efficiency ratio
Reported total revenue	D	$4,376	$4,459	$3,698	$8,835	$7,907
Pre-tax impact of items of note (1)		(15)	(27)	7	(42)	(292)
TEB		53	153	123	206	241
Adjusted total revenue (TEB) (2)	E	$4,414	$4,585	$3,828	$8,999	$7,856
Reported non-interest expenses	F	$2,517	$2,578	$2,275	$5,095	$4,549
Pre-tax impact of items of note (1)		(50)	(49)	(19)	(99)	(25)
Adjusted non-interest expenses (2)	G	$2,467	$2,529	$2,256	$4,996	$4,524
Reported efficiency ratio	F/D	57.5%	57.8%	61.5%	57.7%	57.5%
Adjusted efficiency ratio (2)	G/E	55.9%	55.1%	58.9%	55.5%	57.6%
Reported and adjusted dividend payout ratio
Dividends paid to common shareholders	H	$591	$574	$508	$1,165	$1,001
Reported dividend payout ratio	H/A	45.8%	44.0%	49.0%	44.9%	41.2%
Adjusted dividend payout ratio (2)	H/B	44.9%	40.7%	48.1%	42.8%	45.4%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	I	$31,017	$29,677	$23,932	$30,336	$23,293
Reported return on common shareholders’ equity	A/I (3)	17.0%	17.4%	17.7%	17.2%	21.0%
Adjusted return on common shareholders’ equity (2)	B/I (3)	17.4%	18.8%	18.1%	18.1%	19.1%
Reported and adjusted effective tax rate
Reported income before income taxes	J	$1,647	$1,728	$1,244	$3,375	$2,967
Pre-tax impact of items of note (1)		35	22	26	57	(267)
Adjusted income before income taxes (2)	K	$1,682	$1,750	$1,270	$3,432	$2,700
Reported income taxes	L	$328	$400	$194	$728	$510
Tax impact of items of note (1)		9	(83)	6	(74)	(46)
Adjusted income taxes (2)	M	$337	$317	$200	$654	$464
Reported effective tax rate	L/J	19.9%	23.2%	15.6%	21.6%	17.2%
Adjusted effective tax rate (2)	M/K	20.0%	18.1%	15.7%	19.1%	17.2%

$ millions, for the three months ended		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2018	Reported net income	$584	$310	$138	$249	$38	$1,319
Apr. 30	After-tax impact of items of note (1)	2	–	4	–	20	26
	Adjusted net income (2)	$586	$310	$142	$249	$58	$1,345
2018	Reported net income (loss)	$656	$314	$134	$322	$(98)	$1,328
Jan. 31	After-tax impact of items of note (1)	2	–	6	–	97	105
	Adjusted net income (loss) (2)	$658	$314	$140	$322	$(1)	$1,433
2017	Reported net income (loss)	$503	$284	$26	$269	$(32)	$1,050
Apr. 30	After-tax impact of items of note (1)	1	–	1	–	18	20
	Adjusted net income (loss) (2)	$504	$284	$27	$269	$(14)	$1,070

$ millions, for the six months ended
2018	Reported net income (loss)	$1,240	$624	$272	$571	$(60)	$2,647
Apr. 30	After-tax impact of items of note (1)	4	–	10	–	117	131
	Adjusted net income (2)	$1,244	$624	$282	$571	$57	$2,778
2017	Reported net income (loss)	$1,308	$560	$55	$616	$(82)	$2,457
Apr. 30	After-tax impact of items of note (1)	(243)	–	3	–	19	(221)
	Adjusted net income (loss) (2)	$1,065	$560	$58	$616	$(63)	$2,236
(1)	Reflects impact of items of note described under “Financial results” section.
(2)	Non-GAAP measure.
(3)	Annualized.

CIBC SECOND QUARTER 2018	9

Strategic business units overview

CIBC has four SBUs – Canadian Personal and Small Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Administration, Client Connectivity and Innovation, Finance, Human Resources and Communications, Internal Audit, Risk Management, and Technology and Operations, as well as other support groups, which all form part of Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The functional and support costs of CIBC Bank USA are recognized directly in the expenses of U.S. Commercial Banking and Wealth Management. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 17 of the 2017 Annual Report.

In the first quarter of 2018, we adopted IFRS 9. See the “External reporting change” section for additional details.

Canadian Personal and Small Business Banking

Canadian Personal and Small Business Banking provides personal and small business clients across Canada with financial advice, products and services through a team of advisors in our banking centres, as well as through our direct, mobile and remote channels.

Results(1)

	For the three months ended			For the six months ended
$ millions	2018 Apr. 30	2018 Jan. 31	2017 Apr. 30	2018 Apr. 30	2017 Apr. 30
Revenue
Personal and small business banking	$2,076	$2,125	$1,927	$4,201	$3,919
Other	14	13	10	27	321
Total revenue	2,090	2,138	1,937	4,228	4,240
Provision for (reversal of) credit losses
Impaired (2)	199	180	195	379	391
Non-impaired (2)	4	(32)	(4)	(28)	2
Total provision for credit losses	203	148	191	351	393
Non-interest expenses	1,092	1,098	1,061	2,190	2,102
Income before income taxes	795	892	685	1,687	1,745
Income taxes	211	236	182	447	437
Net income	$584	$656	$503	$1,240	$1,308
Net income attributable to:
Equity shareholders (a)	$584	$656	$503	$1,240	$1,308
Efficiency ratio	52.3%	51.3%	54.7%	51.8%	49.6%
Return on equity (3)	63.6%	69.3%	54.8%	66.5%	68.6%
Charge for economic capital (3) (b)	$(90)	$(93)	$(89)	$(183)	$(185)
Economic profit (3) (a+b)	$494	$563	$414	$1,057	$1,123
Full-time equivalent employees	14,593	14,773	15,374	14,593	15,374
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and non-impaired loans in the SBUs. In prior periods, provision for credit losses on non-impaired loans was recognized in Corporate and Other, with the exception of provision for credit losses on: (i) non-impaired residential mortgages greater than 90 days delinquent; and (ii) non-impaired personal loans and scored small business loans greater than 30 days delinquent, which was recognized in Canadian Personal and Small Business Banking.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $584 million, up $81 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses and provision for credit losses.

Net income was down $72 million from the prior quarter, primarily due to lower revenue and a higher provision for credit losses.

Net income for the six months ended April 30, 2018 was $1,240 million, down $68 million from the same period in 2017, which included a gain on the sale and lease back of certain retail properties, shown as an item of note. Excluding the gain noted above, net income for the current period was up primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.

Revenue

Revenue was up $153 million or 8% from the same quarter last year.

Personal and small business banking revenue was up $149 million, primarily due to volume growth, wider spreads and higher fees.

Other revenue was comparable with the same quarter last year.

Revenue was down $48 million or 2% from the prior quarter.

Personal and small business banking revenue was down $49 million, primarily due to the impact of fewer days in the current quarter and lower fees, partially offset by wider spreads.

Other revenue was comparable with the prior quarter.

Revenue for the six months ended April 30, 2018 was down $12 million from the same period in 2017.

Personal and small business banking revenue was up $282 million, primarily due to volume growth, higher fees and wider spreads.

Other revenue was down $294 million, due to the gain noted above.

10	CIBC SECOND QUARTER 2018

Provision for credit losses

Provision for credit losses was up $12 million from the same quarter last year, primarily due to an increase in provision for credit losses on non-impaired loans driven by portfolio growth and higher delinquencies. Provision for credit losses on impaired loans was comparable with the same quarter last year.

Provision for credit losses was up $55 million from the prior quarter, as the prior quarter included a reduction in allowance for non-impaired loans, reflective of an economic outlook that improved in the prior quarter. The current quarter included a higher provision for credit losses on impaired loans primarily due to higher write-offs in the card portfolio, and higher losses in the mortgage portfolio reflective of portfolio growth in recent years.

Provision for credit losses for the six months ended April 30, 2018 was down $42 million from the same period in 2017, primarily due to a reduction in allowance for non-impaired loans in the current period, reflective of an economic outlook that improved since our adoption of IFRS 9. Provision for credit losses on impaired loans was down primarily due to lower write-offs and bankruptcies in the card portfolio.

Non-interest expenses

Non-interest expenses were up $31 million or 3% from the same quarter last year, primarily due to higher spending on strategic initiatives that are supporting our transformation into a modern, convenient and relationship-focused bank.

Non-interest expenses were down $6 million or 1% from the prior quarter, primarily due to fewer days in the current quarter, partially offset by higher spending on strategic initiatives.

Non-interest expenses for the six months ended April 30, 2018 were up $88 million or 4% from the same period in 2017, primarily due to higher spending on strategic initiatives.

Income taxes

Income taxes were up $29 million from the same quarter last year, primarily due to higher income.

Income taxes were down $25 million from the prior quarter, primarily due to lower income.

Income taxes for the six months ended April 30, 2018 were up $10 million from the same period in 2017, as lower income in the current period was more than offset by a lower effective tax rate on the gain in the same period last year noted above.

Canadian Commercial Banking and Wealth Management

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial and private banking, as well as wealth management services to meet the needs of middle-market companies, entrepreneurs, high-net-worth individuals and families, along with institutional clients across Canada.

Results(1)

	For the three months ended			For the six months ended
$ millions	2018 Apr. 30	2018 Jan. 31	2017 Apr. 30	2018 Apr. 30	2017 Apr. 30
Revenue
Commercial banking	$359	$354	$320	$713	$643
Wealth management	578	600	566	1,178	1,122
Total revenue	937	954	886	1,891	1,765
Provision for (reversal of) credit losses
Impaired (2)	1	4	4	5	8
Non-impaired (2)	–	(3)	n/a	(3)	n/a
Total provision for credit losses	1	1	4	2	8
Non-interest expenses	511	523	495	1,034	993
Income before income taxes	425	430	387	855	764
Income taxes	115	116	103	231	204
Net income	$310	$314	$284	$624	$560
Net income attributable to:
Equity shareholders (a)	$310	$314	$284	$624	$560
Efficiency ratio	54.5%	54.8%	55.8%	54.7%	56.2%
Return on equity (3)	38.5%	39.2%	38.5%	38.8%	37.3%
Charge for economic capital (3) (b)	$(79)	$(78)	$(72)	$(157)	$(146)
Economic profit (3) (a+b)	$231	$236	$212	$467	$414
Full-time equivalent employees	5,041	5,017	4,981	5,041	4,981
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and non-impaired loans in the SBUs. In prior periods, provision for credit losses on non-impaired loans was recognized in Corporate and Other.
(3)	For additional information, see the “Non-GAAP measures” section.
n/a	Not applicable.

Financial overview

Net income for the quarter was $310 million, up $26 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses.

Net income was down $4 million from the prior quarter, primarily due to lower revenue, partially offset by lower non-interest expenses.

Net income for the six months ended April 30, 2018 was $624 million, up $64 million from the same period in 2017, primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $51 million or 6% from the same quarter last year.

Commercial banking revenue was up $39 million, primarily due to volume growth and higher fees.

Wealth management revenue was up $12 million, primarily due to higher investment management and custodial fees and mutual fund fees from higher average AUM and AUA, partially offset by lower commission revenue driven by a decline in transaction volume and lower equity issuance activity.

CIBC SECOND QUARTER 2018	11

Revenue was down $17 million or 2% from the prior quarter.

Commercial banking revenue was up $5 million, primarily due to volume growth and higher fees, partially offset by the impact of fewer days in the current quarter.

Wealth management revenue was down $22 million, primarily due to lower commission revenue driven by a decline in transaction volume and lower equity issuance activity, as well as lower investment management and custodial fees and mutual fund fees.

Revenue for the six months ended April 30, 2018 was up $126 million or 7% from the same period in 2017.

Commercial banking revenue was up $70 million, primarily due to volume growth and higher fees.

Wealth management revenue was up $56 million, primarily due to higher investment management and custodial fees and mutual fund fees from higher average AUM and AUA, partially offset by lower commission revenue driven by a decline in transaction volume and lower equity issuance activity.

Provision for credit losses

Provision for credit losses was comparable with the same quarter last year and the prior quarter.

Provision for credit losses for the six months ended April 30, 2018 was down $6 million, primarily due to a reversal of credit losses on non-impaired loans since our adoption of IFRS 9 and lower provision for credit losses on impaired loans in the commercial banking portfolio.

Non-interest expenses

Non-interest expenses were up $16 million or 3% from the same quarter last year, primarily due to higher performance-based and employee-related compensation.

Non-interest expenses were down $12 million or 2% from the prior quarter, primarily due to lower performance-based compensation.

Non-interest expenses for the six months ended April 30, 2018 were up $41 million or 4% from the same period in 2017, primarily due to higher performance-based and employee-related compensation.

Income taxes

Income taxes were up $12 million from the same quarter last year, primarily due to higher income.

Income taxes were comparable with the prior quarter.

Income taxes for the six months ended April 30, 2018 were up $27 million from the same period in 2017, primarily due to higher income.

U.S. Commercial Banking and Wealth Management

U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial, personal and small business banking, as well as wealth management services to meet the needs of middle-market companies, executives, entrepreneurs, high-net-worth individuals and families in the markets we serve in the U.S.

On June 23, 2017, we completed the acquisition of PrivateBancorp, Inc. (PrivateBancorp) and its subsidiary, The PrivateBank and Trust Company (The PrivateBank, subsequently rebranded as CIBC Bank USA).

Results(1)

	For the three months ended			For the six months ended
$ millions	2018 Apr. 30	2018 Jan. 31	2017 Apr. 30	2018 Apr. 30	2017 Apr. 30
Revenue
Commercial banking	$287	$295	$43	$582	$90
Wealth management	138	133	59	271	123
Other	4	4	–	8	2
Total revenue (2)(3)	429	432	102	861	215
Provision for (reversal of) credit losses
Impaired (4)	13	4	–	17	2
Non-impaired (4)	(2)	10	n/a	8	n/a
Total provision for credit losses	11	14	–	25	2
Non-interest expenses	256	257	71	513	145
Income before income taxes	162	161	31	323	68
Income taxes (2)	24	27	5	51	13
Net income	$138	$134	$26	$272	$55
Net income attributable to:
Equity shareholders (a)	$138	$134	$26	$272	$55
Efficiency ratio	59.4%	59.6%	69.7%	59.5%	67.7%
Return on equity (5)	8.2%	7.9%	21.1%	8.1%	22.6%
Charge for economic capital (5) (b)	$(160)	$(162)	$(13)	$(322)	$(24)
Economic profit (5) (a+b)	$(22)	$(28)	$13	$(50)	$31
Full-time equivalent employees	1,814	1,746	311	1,814	311
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $1 million for the quarter ended April 30, 2018 (January 31, 2018: nil; April 30, 2017: nil) and $1 million for the six months ended April 30, 2018 (April 30, 2017: nil). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(3)	Included $15 million of accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note, for the quarter ended April 30, 2018 (January 31, 2018: $19 million; April 30, 2017: nil) and $34 million for the six months ended April 30, 2018 (April 30, 2017: nil).
(4)	As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and non-impaired loans in the SBUs. In prior periods, provision for credit losses on non-impaired loans other than that of CIBC Bank USA was recognized in Corporate and Other.
(5)	For additional information, see the “Non-GAAP measures” section.
n/a	Not applicable.

12	CIBC SECOND QUARTER 2018

Financial overview

CIBC Bank USA contributed $94 million to net income in the current quarter (January 31, 2018: $102 million; April 30, 2017: n/a).

Net income for the quarter was $138 million, up $112 million from the same quarter last year, primarily due to the inclusion of the results of CIBC Bank USA after the acquisition on June 23, 2017.

Net income was comparable with the prior quarter.

Net income for the six months ended April 30, 2018 was $272 million, up $217 million from the same period in 2017, primarily due to the inclusion of the results of CIBC Bank USA.

Revenue

CIBC Bank USA contributed $301 million to revenue in the current quarter (January 31, 2018: $316 million; April 30, 2017: n/a).

Revenue was up $327 million or 321% from the same quarter last year.

Commercial banking revenue was up $244 million from the same quarter last year, primarily due to the inclusion of the results of CIBC Bank USA, which included accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank.

Wealth management revenue was up $79 million from the same quarter last year, primarily due to the inclusion of the results of CIBC Bank USA, which included accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank. In addition, the current quarter included growth in average AUM mainly due to the acquisition of Geneva Advisors in the fourth quarter of 2017.

Other revenue was up $4 million due to the inclusion of the results of CIBC Bank USA. Other revenue primarily includes the Treasury activities of CIBC Bank USA.

Revenue was comparable with the prior quarter.

Commercial banking revenue was down $8 million, primarily due to lower revenue from capital markets activities and the impact of fewer days in the current quarter, partially offset by wider spreads and volume growth.

Wealth management revenue was comparable with the prior quarter.

Other revenue was comparable with the prior quarter.

Revenue for the six months ended April 30, 2018 was up $646 million or 300% from the same period in 2017.

Commercial banking revenue was up $492 million, primarily due to the inclusion of the results of CIBC Bank USA, which included accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank.

Wealth management revenue was up $148 million, primarily due to the inclusion of the results of CIBC Bank USA, which included accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank. In addition, the current period included growth in average AUM mainly due to the acquisition of Geneva Advisors in the fourth quarter of 2017.

Other revenue was up $6 million due to the inclusion of the results of CIBC Bank USA.

Provision for credit losses

Provision for credit losses was up $11 million from the same quarter last year, primarily due to the inclusion of the results of CIBC Bank USA.

Provision for credit losses was comparable with the prior quarter. The current quarter included a reduction in allowance for non-impaired loans, reflective of a U.S. economic outlook that improved in the current quarter, partially offset by an increase in provision for credit losses on impaired loans driven by higher loan losses in CIBC Bank USA.

Provision for credit losses for the six months ended April 30, 2018 was up $23 million from the same period in 2017, as the provision for credit losses was up for both non-impaired and impaired loans due to the inclusion of the results of CIBC Bank USA and our adoption of IFRS 9.

Non-interest expenses

Non-interest expenses were up $185 million or 261% from the same quarter last year, primarily due to the inclusion of the non-interest expenses of CIBC Bank USA of $167 million (January 31, 2018: $168 million; April 30, 2017: n/a), which included compensation expenses of $6 million related to the retention of key employees.

Non-interest expenses were comparable with the prior quarter.

Non-interest expenses for the six months ended April 30, 2018 were up $368 million or 254% from the same period in 2017, primarily due to the inclusion of the non-interest expenses of CIBC Bank USA.

Income taxes

Income taxes were up $19 million from the same quarter last year, primarily due to higher income from the inclusion of the results of CIBC Bank USA, partially offset by a lower effective tax rate due to the U.S. tax reforms enacted in the first quarter of 2018.

Income taxes were down $3 million from the prior quarter primarily due to a lower effective tax rate from the U.S. tax reforms noted above.

Income taxes for the six months ended April 30, 2018 were up $38 million from the same period in 2017, primarily due to higher income from the inclusion of the results of CIBC Bank USA, partially offset by a lower effective tax rate due to the U.S. tax reforms noted above.

CIBC SECOND QUARTER 2018	13

Capital Markets

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking and top-ranked research to corporate, government and institutional clients around the world.

Results(1)

	For the three months ended			For the six months ended
$ millions	2018 Apr. 30	2018 Jan. 31	2017 Apr. 30	2018 Apr. 30	2017 Apr. 30
Revenue
Global markets	$409	$486	$408	$895	$940
Corporate and investment banking	293	305	284	598	572
Other	8	10	–	18	10
Total revenue (2)	710	801	692	1,511	1,522
Provision for (reversal of) credit losses
Impaired (3)	3	2	(5)	5	(5)
Non-impaired (3)	(12)	(18)	n/a	(30)	n/a
Total provision for (reversal of) credit losses	(9)	(16)	(5)	(25)	(5)
Non-interest expenses	376	376	347	752	713
Income before income taxes	343	441	350	784	814
Income taxes (2)	94	119	81	213	198
Net income	$249	$322	$269	$571	$616
Net income attributable to:
Equity shareholders (a)	$249	$322	$269	$571	$616
Efficiency ratio	52.9%	47.0%	50.3%	49.8%	46.9%
Return on equity (4)	37.3%	45.3%	35.5%	41.5%	39.1%
Charge for economic capital (4) (b)	$(66)	$(69)	$(73)	$(135)	$(153)
Economic profit (4) (a+b)	$183	$253	$196	$436	$463
Full-time equivalent employees	1,304	1,298	1,262	1,304	1,262
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $52 million for the quarter ended April 30, 2018 (January 31, 2018: $153 million; April 30, 2017: $123 million) and $205 million for the six months ended April 30, 2018 (April 30, 2017: $241 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(3)	As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and non-impaired loans in the SBUs. In prior periods, provision for credit losses on non-impaired loans was recognized in Corporate and Other.
(4)	For additional information, see the “Non-GAAP measures” section.
n/a	Not applicable.

Financial overview

Net income for the quarter was $249 million, down $20 million from the same quarter last year, primarily due to higher non-interest expenses and a higher effective tax rate, partially offset by higher revenue.

Net income was down $73 million from the prior quarter, primarily due to lower revenue.

Net income for the six months ended April 30, 2018 was down $45 million from the same period in 2017, primarily due to higher non-interest expenses and a higher effective tax rate, partially offset by a higher reversal of credit losses.

Revenue

Revenue was up $18 million or 3% from the same quarter last year.

Global markets revenue was comparable with the same quarter last year, as higher revenue from foreign exchange and interest rate trading, and global markets financing activities was offset by lower revenue from equity derivatives trading and the movement in reserves related to derivative client exposure.

Corporate and investment banking revenue was up $9 million, primarily due to higher revenue from corporate banking, debt underwriting and advisory activity, partially offset by lower equity underwriting revenue and lower investment portfolio gains.

Other revenue was up $8 million, primarily due to higher revenue from our run-off businesses.

Revenue was down $91 million or 11% from the prior quarter.

Global markets revenue was down $77 million, primarily due to lower revenue from equity derivatives trading.

Corporate and investment banking revenue was down $12 million, primarily due to lower revenue from equity underwriting.

Other revenue was comparable with the prior quarter.

Revenue for the six months ended April 30, 2018 was down $11 million or 1% from the same period in 2017.

Global markets revenue was down $45 million, primarily due to lower revenue from interest rate, commodities, and equity derivatives trading, and the movement in reserves related to derivative client exposure, partially offset by higher revenue from foreign exchange trading and global markets financing activities.

Corporate and investment banking revenue was up $26 million, primarily due to higher corporate banking and advisory revenue, partially offset by lower revenue from equity underwriting.

Other revenue was up $8 million, primarily due to mark-to-market (MTM) losses on corporate loan hedges in the same period in 2017.

Provision for (reversal of) credit losses

The reversal of credit losses was up $4 million from the same quarter last year, primarily due to a reversal of credit losses on non-impaired loans as a result of our adoption of IFRS 9, reflective of better portfolio credit quality and an improved economic outlook in respect of the oil and gas sector in the current quarter. Provision for credit losses on impaired loans in the current quarter compared with a reversal of credit losses in the same quarter last year, as the same quarter last year included recoveries in the oil and gas sector due to better performance.

14	CIBC SECOND QUARTER 2018

The reversal of credit losses was down $7 million from the prior quarter, primarily due to a lower reduction in allowance for non-impaired loans as the prior quarter reflected a greater improvement in portfolio credit quality relative to the current quarter. Provision for credit losses on impaired loans was comparable with the prior quarter.

The reversal of credit losses for the six months ended April 30, 2018 was up $20 million from the same period in 2017, primarily due to a reduction in allowance for non-impaired loans, driven by improvements in the oil and gas sector and an economic outlook that improved since our adoption of IFRS 9. The current period had a provision for credit losses on impaired loans compared with a reversal of credit losses in the same period last year due to recoveries from the oil and gas sector.

Non-interest expenses

Non-interest expenses were up $29 million or 8% from the same quarter last year, primarily due to higher spending on strategic initiatives.

Non-interest expenses were comparable with the prior quarter.

Non-interest expenses for the six months ended April 30, 2018 were up $39 million or 5% from the same period in 2017, primarily due to higher spending on strategic initiatives, partially offset by lower performance-based compensation.

Income taxes

Income taxes were up $13 million from the same quarter last year, primarily due to the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

Income taxes were down $25 million from the prior quarter, primarily due to lower income.

Income taxes for the six months ended April 30, 2018 were up $15 million from the same period in 2017, primarily due to the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

Corporate and Other

Corporate and Other includes the following functional groups – Administration, Client Connectivity and Innovation, Finance, Human Resources and Communications, Internal Audit, Risk Management, and Technology and Operations, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The functional and support costs of CIBC Bank USA are recognized directly in the expenses of U.S. Commercial Banking and Wealth Management. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

	For the three months ended			For the six months ended
$ millions	2018 Apr. 30	2018 Jan. 31	2017 Apr. 30	2018 Apr. 30	2017 Apr. 30
Revenue
International banking	$185	$179	$178	$364	$357
Other	25	(45)	(97)	(20)	(192)
Total revenue (2)	210	134	81	344	165
Provision for (reversal of) credit losses
Impaired (3)	1	12	3	13	12
Non-impaired (3)	5	(6)	(14)	(1)	(19)
Total provision for (reversal of) credit losses	6	6	(11)	12	(7)
Non-interest expenses	282	324	301	606	596
Loss before income taxes	(78)	(196)	(209)	(274)	(424)
Income taxes (2)	(116)	(98)	(177)	(214)	(342)
Net income (loss)	$38	$(98)	$(32)	$(60)	$(82)
Net income (loss) attributable to:
Non-controlling interests	$6	$5	$5	$11	$10
Equity shareholders	32	(103)	(37)	(71)	(92)
Full-time equivalent employees	21,894	21,682	21,516	21,894	21,516
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Revenue and income taxes of Capital Markets and U.S. Commercial Banking and Wealth Management are reported on a TEB basis. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $53 million for the quarter ended April 30, 2018 (January 31, 2018: $153 million; April 30, 2017: $123 million) and $206 million for the six months ended April 30, 2018 (April 30, 2017: $241 million).
(3)	As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and non-impaired loans in the SBUs. In prior periods, provision for credit losses on non-impaired loans was recognized in Corporate and Other, with the exception of provision for credit losses related to CIBC Bank USA, which was recognized in U.S. Commercial Banking and Wealth Management, and provision for credit losses on: (i) non-impaired residential mortgages greater than 90 days delinquent; and (ii) non-impaired personal loans and scored small business loans greater than 30 days delinquent, which was recognized in Canadian Personal and Small Business Banking. All provision for credit losses related to CIBC FirstCaribbean continues to be recognized in Corporate and Other.

Financial overview

Net income for the quarter was $38 million, compared with a net loss of $32 million in the same quarter last year, primarily due to higher revenue, partially offset by a lower income tax benefit.

Net income was up $136 million from the prior quarter, primarily due to higher revenue and lower non-interest expenses.

Net loss for the six months ended April 30, 2018 was $60 million, compared with a net loss of $82 million in the same period in 2017, primarily due to higher revenue partially offset by a lower income tax benefit and a provision for credit losses compared with a reversal of credit losses in the same period in 2017.

Revenue

Revenue was up $129 million or 159% from the same quarter last year.

International banking revenue was up $7 million, primarily due to better performance in CIBC FirstCaribbean, partially offset by the unfavourable impact of foreign exchange rates.

Other revenue was up $122 million, primarily due a lower TEB adjustment and higher treasury revenue.

CIBC SECOND QUARTER 2018	15

Revenue was up $76 million or 57% from the prior quarter.

International banking revenue was up $6 million, primarily due to the favourable impact of foreign exchange rates and better performance in CIBC FirstCaribbean.

Other revenue was up $70 million, primarily due to a lower TEB adjustment, partially offset by lower treasury revenue.

Revenue for the six months ended April 30, 2018 was up $179 million or 108% from the same period in 2017.

International banking revenue was up $7 million, primarily due to better performance in CIBC FirstCaribbean, partially offset by the unfavourable impact of foreign exchange rates.

Other revenue was up $172 million, primarily due to higher treasury revenue and a lower TEB adjustment.

Provision for (reversal of) credit losses

The current quarter included a provision for credit losses of $6 million compared with a reversal of credit losses of $11 million in the same quarter last year, primarily due to a reduction in the collective allowance (prior to our adoption of IFRS 9) in the same quarter last year. Provision for credit losses on impaired loans was comparable with the same quarter last year.

The provision for credit losses was comparable with prior quarter. The current quarter had a provision for credit losses on non-impaired loans compared with a reversal of credit losses on non-impaired loans in the prior quarter, as the prior quarter reflected an improvement in economic outlook. Provision for credit losses on impaired loans was down due to lower write-offs in CIBC FirstCaribbean.

The six months ended April 30, 2018 included a provision for credit losses of $12 million compared with a reversal of credit losses of $7 million in the same period in 2017, primarily due to a reduction in the collective allowance (prior to our adoption of IFRS 9) in the same period last year. The provision for credit losses on impaired loans was comparable with the same period in 2017.

Non-interest expenses

Non-interest expenses were down $19 million or 6% from the same quarter last year, primarily due to lower corporate support costs, partially offset by higher performance-based compensation and higher spending on strategic initiatives, including transaction and integration-related costs associated with the acquisitions of The PrivateBank and Geneva Advisors, shown as items of note in both quarters.

Non-interest expenses were down $42 million or 13% from the prior quarter, primarily due to lower corporate support costs, partially offset by higher transaction and integration-related costs associated with the acquisitions noted above.

Non-interest expenses for the six months ended April 30, 2018 were up $10 million or 2% from the same period in 2017, primarily due to higher transaction and integration-related costs associated with the acquisitions noted above, and higher performance-based compensation, partially offset by lower corporate support costs.

Income taxes

Income tax benefit was down $61 million from the same quarter last year, primarily due to a lower TEB adjustment, partially offset by a $16 million tax recovery relating to the utilization of certain tax loss carryforwards.

Income tax benefit was up $18 million from the prior quarter, as net tax adjustments resulting from the U.S. tax reforms enacted in the prior quarter, shown as an item of note, and the tax recovery noted above more than offset the higher TEB adjustment in the prior quarter.

Income tax benefit for the six months ended April 30, 2018 was down $128 million from the same period in 2017, primarily due to the net tax adjustments noted above and a lower TEB adjustment, partially offset by the tax recovery noted above.

16	CIBC SECOND QUARTER 2018

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2018 Apr. 30	2017 Oct. 31
Assets
Cash and deposits with banks	$17,035	$14,152
Securities	102,319	93,419
Securities borrowed or purchased under resale agreements	49,881	45,418
Loans and acceptances, net of allowance	374,216	365,558
Derivative instruments	23,939	24,342
Other assets	23,147	22,375
	$590,537	$565,264
Liabilities and equity
Deposits	$449,031	$439,706
Obligations related to securities lent or sold short or under repurchase agreements	54,089	43,708
Derivative instruments	22,296	23,271
Other liabilities	26,942	24,133
Subordinated indebtedness	4,633	3,209
Equity	33,546	31,237
	$590,537	$565,264

Assets

As at April 30, 2018, total assets were up $25.3 billion or 4% from October 31, 2017, net of a decrease of approximately $1 billion due to the depreciation of the U.S. dollar.

Cash and deposits with banks increased by $2.9 billion or 20%, mainly due to higher short-term placements in Treasury.

Securities increased by $8.9 billion or 10%, comprised primarily of an increase in debt securities in Canadian governments.

Securities borrowed or purchased under resale agreements increased by $4.5 billion or 10%, primarily due to client-driven activities.

Loans and acceptances, net of allowance increased by $8.7 billion or 2%, due to an increase in business and government loans, domestic residential mortgages and other personal loans.

Derivative instruments decreased by $0.4 billion or 2%, largely driven by a decrease in interest rate and foreign exchange derivatives valuation, partially offset by an increase in other commodities derivatives valuation.

Other assets increased by $0.8 billion or 3%, primarily due to an increase in broker receivables and current tax receivables.

Liabilities

As at April 30, 2018, total liabilities were up $23.0 billion or 4% from October 31, 2017, net of a decrease of approximately $1 billion due to the depreciation of the U.S. dollar.

Deposits increased by $9.3 billion or 2%, primarily due to increased wholesale funding, and domestic retail volume growth. Further details on the composition of deposits are provided in Note 8 to the interim consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements increased by $10.4 billion or 24%, primarily due to client-driven activities.

Derivative instruments decreased by $1.0 billion or 4%, largely driven by a decrease in foreign exchange derivatives valuation.

Other liabilities increased by $2.8 billion or 12%.

Subordinated indebtedness increased by $1.4 billion or 44%, mainly due to the issuance during the current quarter. For further details see the “Capital resources” section.

Equity

As at April 30, 2018, equity increased by $2.3 billion or 7% from October 31, 2017, primarily due to a net increase in retained earnings, which includes an opening equity charge of $0.1 billion related to the adoption of IFRS 9, and the issuance of common and preferred shares.

CIBC SECOND QUARTER 2018	17

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 30 to 39 of the 2017 Annual Report.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI), which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. OSFI requires all institutions to achieve target capital ratios that meet or exceed the 2019 all-in minimum ratios plus a conservation buffer. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital that were phased in at a rate of 20% per year from 2014 for the calculation of capital under the transitional rules are now fully deducted, and therefore beginning in the first quarter of 2018, there is no longer a determination of transitional capital.

CIBC, along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and the Toronto-Dominion Bank, have been designated by OSFI as domestic systemically important banks (D-SIBs) in Canada, and they are subject to a CET1 surcharge equal to 1.0% of RWAs, which commenced on January 1, 2016. This results in current minimum targets for CET1, Tier 1 and Total capital ratios of 8.0%, 9.5%, and 11.5%, respectively, for the D-SIBs. These targets may be higher for certain institutions at OSFI’s discretion. Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures(1).

Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to our financial statements is described in Note 1 to the 2017 annual consolidated financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. Starting January 2018, CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows:

(1)	A countercyclical capital buffer is also applicable, but is insignificant for CIBC as at April 30, 2018.

The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding accumulated other comprehensive income (AOCI) relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.

18	CIBC SECOND QUARTER 2018

Regulatory capital

$ millions, as at	2018 Apr. 30	2017 Oct. 31
CET1 capital	$23,225	$21,618
Tier 1 capital	26,490	24,682
Total capital	31,385	28,129
CET1 capital RWA (1)	208,068	203,321
Tier 1 capital RWA (1)	208,231	203,321
Total capital RWA (1)	208,394	203,321
CET1 ratio	11.2%	10.6%
Tier 1 capital ratio	12.7%	12.1%
Total capital ratio	15.1%	13.8%
(1)	Before any capital floor requirement as applicable, there are three different levels of RWAs for the calculation of the CET1, Tier 1, and Total capital ratios arising from the option CIBC has chosen for the phase-in of the credit valuation adjustment (CVA) capital charge. Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the advanced internal ratings-based (AIRB) approach for credit risk. Effective in the second quarter of 2018, the capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement compared with 70% of the capital requirements under the Basel II standardized approach is added to RWAs (the 70% floor factor is to be increased to 72.5% in the third quarter and to 75% in the fourth quarter of 2018). Prior to the second quarter of 2018, the capital floor for banks using the AIRB approach for credit risk was determined by reference to the Basel I instead of the Basel II standardized approach calculation. All-in RWAs as at October 31, 2017 include a capital floor adjustment under this methodology. See “Continuous enhancement to regulatory capital requirements” section for additional details.

CET1 ratio

The CET1 ratio at April 30, 2018 increased 0.6% from October 31, 2017, driven by an increase in CET1 capital, partially offset by an increase in CET1 capital RWAs. The increase in CET1 capital was the result of internal capital generation (net income less dividends) and common share issuance, partially offset by the impact of our adoption of IFRS 9. The increase in CET1 capital RWAs was primarily due to organic growth and portfolio migration, partially offset by capital methodology changes, including removal of the Basel I capital floor adjustment, and capital model updates.

Movement in total regulatory capital

Changes in total regulatory capital (all-in basis) under Basel III from October 31, 2017 to April 30, 2018 are presented in the table below:

$ millions
Balance as at October 31, 2017	$28,129
Issue of common shares pursuant to the acquisition of The PrivateBank	194
Issue of common shares pursuant to the acquisition of Wellington Financial	47
Shares issued in lieu of cash dividends	243
Other issue of common shares	124
Issue of preferred shares	450
Issue of subordinated indebtedness	1,500
Net income attributable to equity shareholders	2,636
Preferred and common share dividends	(1,207)
Change in AOCI balances included in regulatory capital
Net foreign currency translation adjustments	(46)
Net change in securities measured at fair value through other comprehensive income (FVOCI)	(127)
Net change in cash flow hedges	(33)
Net change in post-employment defined benefit plans	102
Change in shortfall of allowance to expected losses	(151)
Change in goodwill and other intangible assets	(86)
Other, including change in regulatory adjustments (1)	(390)
Balance as at April 30, 2018	$31,385
(1)	Includes the net impact on retained earnings and AOCI as at November 1, 2017 from our adoption of IFRS 9. See Note 1 to our interim consolidated financial statements.

Movement in CET1 capital RWAs

The following tables show the movement in CET1 capital RWAs (all-in basis) relating to credit, market and operational risks from October 31, 2017 to April 30, 2018.

Credit risk

$ millions	Credit risk	Of which counterparty credit risk (1)
Balance as at October 31, 2017	$171,154	$10,125
Book size (2)	10,072	1,278
Book quality (3)	(3,015)	(937)
Model updates (4)	(584)	96
Methodology and policy (5)	513	380
Acquisitions and disposals	300	–
Foreign exchange movements	(238)	28
Other	(2,815)	502
Balance as at April 30, 2018 (6)	$175,387	$11,472
(1)	Comprises derivatives and repo-style transactions.
(2)	Relates to net increase/decrease in the underlying exposures.
(3)	Relates to changes in credit risk mitigation and credit quality of the borrower/counterparty.
(4)	Relates to internal model or parameter changes.
(5)	Relates to regulatory changes implemented on an industry-wide basis (i.e., Basel III) and any capital methodology changes implemented within CIBC for our portfolios.
(6)	Includes $4,346 million of CET1 CVA RWAs relating to bilateral over-the-counter (OTC) derivatives.

The increase in credit risk RWAs is primarily due to organic growth across our businesses during the period. The decrease in the book quality category reflects the impact of portfolio upgrades and migration experienced during the period.

CIBC SECOND QUARTER 2018	19

Market risk

$ millions
Balance as at October 31, 2017	$5,392
Movement in risk levels (1)	1,159
Model updates (2)	249
Foreign exchange movements	107
Balance as at April 30, 2018	$6,907
(1)	Relates to changes in open positions and market data.
(2)	Relates to internal model or parameter changes.

The overall increase in market risk RWAs is primarily driven by movement in risk levels, which includes changes in open positions and the market rates affecting these positions.

Operational risk

$ millions
Balance as at October 31, 2017	$24,664
Movement in risk levels (1)	1,069
Acquisitions and disposals	41
Balance as at April 30, 2018	$25,774
(1)	Relates to changes in loss experience, business environment, internal control factors and gross income.

The overall increase in operational risk RWAs is primarily driven by movement in risk levels under the advanced measurement approach, which reflects changes in loss experience, changes in the business environment, internal control factors and gross income, as defined by the BCBS.

Continuous enhancement to regulatory capital requirements

The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements (see page 35 of the 2017 Annual Report), which continue to evolve.

In November 2017, OSFI issued the 2018 Capital Adequacy Requirements (CAR) Guideline for implementation in the first quarter of 2018. The CAR Guideline established capital treatment for the expected credit losses accounting framework under IFRS 9. Separately, OSFI indicated that domestic implementation of the standardized approach for measuring counterparty credit risk exposures is expected to be required by the first quarter of 2019, while taking into consideration the implementation readiness of key foreign jurisdictions during 2018. OSFI also indicated that the revised securitization framework is expected to be implemented in the first quarter of 2019.

In December 2017, the Group of Central Bank Governors and Heads of Supervision (GHOS; the oversight body of the BCBS) announced the finalization of Basel III reforms. Revisions have been included in the finalized framework with the objective of reducing excessive variability in RWAs and improving comparability of capital ratios among banks. Notable changes include:

•	Major revisions that were in the consultation phase, including to the standardized approaches to credit and operational risk, market risk, and CVA frameworks, will be effective January 1, 2022;
•	Constraints on the use of internally modelled approaches for certain credit exposures;
•	The Basel III capital output floor will ensure that banks’ RWAs generated by internal models are not lower than 72.5% of RWAs as calculated under the Basel III framework’s standardized approaches. The new approach to the capital output floor will be phased-in beginning at 50% in 2022, increasing by 5% every year thereafter to a rate of 72.5% in 2027; and
•	Finalized leverage ratio requirements including a new buffer requirement for global systemically important banks (G-SIBs) starting in 2022. The finalized leverage ratio guideline includes changes to the measurement for derivative exposures, treatment of unsettled trades, and revisions to credit conversion factors related to off-balance sheet items.

OSFI indicated that it will launch a public consultation on the domestic implementation of the Basel III reforms in the spring of 2018 with a focus on potential modifications required for the Canadian context and on implementation timelines.

In January 2018, OSFI issued a letter outlining revisions to the existing capital floor requirements. Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit or operational risk. Effective in the second quarter of 2018, the capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation. Any shortfall in the Basel III capital requirement compared with 70% of the capital requirements under the Basel II standardized approach is added to RWAs (the 70% floor factor is to be increased to 72.5% in the third quarter and to 75% in the fourth quarter of 2018). Prior to the second quarter of 2018, the capital floor for banks using the AIRB approach for credit risk was determined by reference to the Basel I instead of the Basel II standardized approach calculation.

In March 2018, the BCBS issued for consultation “Revisions to the minimum capital requirements for market risk”, which aims to address issues related to implementation of the market risk standard published in January 2016. In acknowledgment of ongoing challenges related to implementation, the BCBS also extended the implementation date to January 1, 2022. Banks would have otherwise been required to report under the new standards by the end of 2019. OSFI has not yet established a final implementation timeline for Canadian banks in response to this development, but had announced in July 2017 an extension of the Canadian implementation date to no earlier than the first quarter of 2021.

In May 2018, the BCBS published the final standard “Capital treatment for simple, transparent and comparable short-term securitisations”, setting out additional guidance and requirements for eligibility to apply preferential regulatory capital treatment for banks that act as investors in, or sponsors of, simple, transparent and comparable short-term securitizations. The treatment is consistent with the BCBS’ July 2016 revisions to the securitization framework.

CIBC will continue to monitor and prepare for developments impacting regulatory capital requirements.

Basel III leverage ratio

The Basel III capital reforms included a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements.

The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the rules as the sum of:

(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

20	CIBC SECOND QUARTER 2018

OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion.

$ millions, as at		2018 Apr. 30	2017 Oct. 31
Tier 1 capital	A	$26,490	$24,682
Leverage ratio exposure	B	641,307	610,353
Leverage ratio	A/B	4.1%	4.0%

Leverage ratio

The leverage ratio at April 30, 2018 increased 0.1% from October 31, 2017, as an increase in Tier 1 capital was partially offset by an increase in leverage ratio exposure. The increase in Tier 1 capital was primarily driven by the factors noted in the CET1 capital discussion above and the issuance of preferred shares (see “Significant capital management activity” for additional details), partially offset by an increase in the phase-out of Innovative Tier 1 notes from Additional Tier 1 capital. The increase in leverage ratio exposure was primarily driven by an increase in on-balance sheet assets and off-balance sheet and derivative exposures, partially offset by a reduction in securities financing transaction exposures.

Revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued “Revised Pillar 3 disclosure requirements”, which set out the first phase of an initiative to replace existing Pillar 3 disclosure requirements for the various types of risk. Pillar 3 aims to promote market discipline through regulatory disclosure requirements, in order to improve comparability and consistency of risk disclosures and increase transparency and confidence about a bank’s exposure to risk and the overall adequacy of its regulatory capital.

In April 2017, OSFI released its guidelines confirming expectations for domestic implementation of the first phase of the BCBS Pillar 3 requirements, with implementation required by the fourth quarter of 2018.

In March 2017, the BCBS released “Pillar 3 disclosure requirements – consolidated and enhanced framework”, a standard establishing the second phase of the project. This standard includes enhancements to the January 2015 requirements, the introduction of several new disclosure requirements, and the consolidation of all existing BCBS disclosure requirements into the Pillar 3 framework.

In February 2018, the BCBS issued for consultation “Pillar 3 disclosure requirements – updated framework”, a standard establishing the third phase of the project. This consultative document includes enhancements to the January 2015 and March 2017 requirements, and the introduction of several new disclosure requirements.

OSFI has not yet released its requirements for the second and third phases of the Pillar 3 framework, but has provided separate guidance regarding the Total Loss-Absorbing Capacity (TLAC) disclosure requirements contemplated in the second phase. See the “Bank recapitalization (Bail-in) conversion regulations” section for additional details.

CIBC will continue to monitor and prepare for developments in this area.

Proposed revisions to global systemically important banks (G-SIBs) – public disclosure requirements

In March 2017, the BCBS released “Global Systemically Important Banks – Revised Assessment Framework”, a consultative document proposing revisions to the G-SIB assessment framework, designed to capture new dimensions of systemic risk not included in the current framework. The proposal includes new G-SIB indicators as well as amendments to the definition and potential weighting of existing indicators. The revised assessment methodology is expected to be finalized in 2018 and to become effective for the 2019 G-SIB assessment.

Bank recapitalization (Bail-in) conversion regulations

On April 18, 2018, the Department of Finance formally published final bail-in regulations. These regulations provide statutory powers to the Canada Deposit Insurance Corporation (CDIC) to enact the bail-in regime, including the ability to convert specified eligible shares and liabilities of D-SIBs into common shares in the event such a bank becomes non-viable. The overarching policy objective is to strengthen financial stability while protecting taxpayers in the event of a D-SIB failure by ensuring that the D-SIB emerges from conversion as adequately capitalized. These objectives are also consistent with those of the Financial Stability Board’s rules for TLAC applicable to G-SIBs.

The Superintendent of Financial Institutions (the Superintendent) is responsible for designating D-SIBs, setting minimum TLAC requirements, and determining that a bank is non-viable. Liabilities subject to bail-in are unsecured and tradable liabilities with an original term to maturity of more than 400 days. Consumer deposits, derivatives, covered bonds, and structured notes would not be eligible for bail-in. The regulations become effective on September 23, 2018.

On April 18, 2018, OSFI issued the final guidelines on TLAC for Canada’s D-SIBs. D-SIBs will be required to maintain a minimum risk-based TLAC ratio and a minimum TLAC leverage ratio set out by the Superintendent. Earlier guidance from OSFI included in their June 2017 Draft Guideline on TLAC indicated that D-SIBs would be required to maintain a minimum of 21.5% of TLAC-eligible instruments(1) relative to their RWAs and 6.75% relative to their leverage exposures. In addition, D-SIBs will be expected to hold buffers above the minimum TLAC ratios. TLAC-eligible liabilities must be directly issued by the D-SIB, satisfy all of the requirements set out in the bail-in regulations, and have a residual maturity greater than 365 days, among other requirements. While D-SIBs have until the first quarter of 2022 to meet the minimum TLAC requirements, in March 2018, OSFI issued a draft guideline on TLAC disclosure requirements for public consultation which would require D-SIBs to begin disclosing their TLAC ratios in the first quarter of 2019.

OSFI made further amendments to the CAR Guideline, also on April 18, 2018, in respect of the treatment of D-SIBs’ holdings of TLAC instruments. The changes are in line with the BCBS’ TLAC holdings standard finalized in October 2016. Under the requirements, our investments in other G-SIBs’ and Canadian D-SIBs’ TLAC instruments are to be deducted from our own Tier 2 capital if our aggregate holdings, together with investments in capital instruments of other financial institutions, exceeds certain thresholds in relation to our own CET1 capital or meets certain other conditions set out in the CAR Guideline.

(1)	The sum of a D-SIB’s TLAC, subject to certain adjustments, including Tier 1 capital, Tier 2 capital, and prescribed shares and liabilities that are subject to conversion into common shares and meet the eligibility criteria set out in OSFI’s TLAC guideline.

Significant capital management activity

Normal course issuer bid

On March 10, 2017, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid. This bid terminated on March 13, 2018 without any common shares having been purchased.

CIBC SECOND QUARTER 2018	21

We intend to seek Toronto Stock Exchange approval for a new normal course issuer bid that would permit us to purchase for cancellation up to a maximum of 9 million, or approximately 2% of our outstanding common shares, over a 12-month period.

Common share issuance pursuant to the acquisition of The PrivateBank

During the first quarter of 2018, CIBC delivered to third parties 1,689,450 common shares that were issued and outstanding as of October 31, 2017, but which had not yet been delivered to third parties in connection with our acquisition of The PrivateBank. In addition, during the current quarter, we cancelled 316,390 shares as it was determined that these shares will not be required for future delivery to third parties. For further details, see Note 3 and Note 10 to our interim consolidated financial statements.

Common share issuance pursuant to the acquisition of Wellington Financial

On January 5, 2018, we completed the acquisition of Wellington Financial, and in connection therewith, we issued 378,848 CIBC common shares. For further details, see Note 3 and Note 10 to our interim consolidated financial statements.

Shareholder investment plan (the plan)

Effective with the October 28, 2016 dividend, CIBC has elected to issue shares from Treasury to fulfill the requirements of the plan. Pursuant to the plan, we issued 421,321 common shares for consideration of $46 million for the quarter and 2,064,486 common shares for consideration of $243 million for the six months ended April 30, 2018.

Dividends

Our quarterly common share dividend was increased from $1.30 per share to $1.33 per share for the quarter ended April 30, 2018.

Preferred shares

Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC)

On January 18, 2018, we issued 18 million Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares) with a par value of $25.00 per share, for gross proceeds of $450 million. For the initial five-year period to the earliest redemption date of January 31, 2023, the Series 47 shares pay quarterly cash dividends, if declared, at a rate of 4.50%. On January 31, 2023, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.45%.

Holders of the Series 47 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares), subject to certain conditions, on January 31, 2023 and on January 31 every five years thereafter. Holders of the Series 48 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.45%. Holders of the Series 48 shares may convert their shares on a one-for-one basis into Series 47 shares, subject to certain conditions, on January 31, 2028 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 47 shares at par on January 31, 2023 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 48 shares at par on January 31, 2028 and on January 31 every five years thereafter.

Subordinated indebtedness

On April 4, 2018, we issued $1.5 billion principal amount of 3.45% Debentures (subordinated indebtedness). The Debentures bear interest at a fixed rate of 3.45% per annum (paid semi-annually) until April 4, 2023, and at the three-month bankers’ acceptance rate plus 1.00% thereafter (paid quarterly) until maturity on April 4, 2028. The Debentures include an NVCC provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III.

Subsequent to quarter end, on May 2, 2018, we announced the redemption of $600 million of our 6.00% Debentures due June 6, 2023. In accordance with their terms, the Debentures will be redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

Convertible instruments

The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at April 30, 2018	Number of shares	Par value
Preferred shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Series 45 (NVCC)	32,000,000	800	5.00	160,000,000
Series 47 (NVCC)	18,000,000	450	5.00	90,000,000
Subordinated indebtedness (2)(3)
3.00% Debentures due October 28, 2024 (NVCC)	n/a	1,000	5.00	300,000,000
3.42% Debentures due January 26, 2026 (NVCC)	n/a	1,000	5.00	300,000,000
3.45% Debentures due April 4, 2028 (NVCC)	n/a	1,500	5.00	450,000,000
Total		$5,750		1,500,000,000
(1)	Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.
(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)	Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
n/a	Not applicable.

The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 77% based on the number of CIBC common shares outstanding as at April 30, 2018. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other

22	CIBC SECOND QUARTER 2018

relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. These arrangements typically involve the use of structured entities (SEs), which are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate all of our sponsored trusts that securitize our own assets with the exception of a commercial mortgage securitization trust. Details of our other off-balance sheet arrangements are provided on pages 39 and 40 of the 2017 Annual Report and also in Note 6 to the consolidated financial statements in the 2017 Annual Report.

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada. As at April 30, 2018, there were $7.5 billion (October 31, 2017: $6.2 billion) of total assets in our non-consolidated single-seller conduit and multi-seller conduits.

We earn fees for providing services related to the non-consolidated single-seller and multi-seller conduits, such as backstop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $13 million in the second quarter of 2018 ($9 million for the same quarter last year and $13 million for the prior quarter). Fees for the six months ended April 30, 2018 were $26 million ($20 million for the same period in 2017).

As at April 30, 2018, the amount funded for the various asset types in our multi-seller conduits amounted to $6.9 billion (October 31, 2017: $5.7 billion). The estimated weighted-average life of these assets was 1.6 years (October 31, 2017: 1.7 years). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $111 million (October 31, 2017: nil). Our committed backstop liquidity facilities to these conduits were $8.9 billion (October 31, 2017: $8.7 billion). We also provided credit facilities of $40 million (October 31, 2017: $40 million) to these conduits.

We participate in a syndicated facility for a three-year commitment of $700 million to the single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $130 million (October 31, 2017: $130 million). As at April 30, 2018, we funded $98 million (October 31, 2017: $94 million) through the issuance of bankers’ acceptances and prime loans.

Our on-balance sheet amounts and maximum exposure to loss related to our off-balance sheet arrangements with SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

$ millions, as at April 30, 2018	Single-seller and multi-seller conduits		Third-party structured vehicles – continuing	Structured vehicles run-off (1)	Other (2)
On-balance sheet assets at carrying value (3)
Securities	$111		$2,514	$86	$272
Loans	98		934	–	–
Investments in equity-accounted associates and joint ventures	–		1	–	3
	$209		$3,449	$86	$275
October 31, 2017	$94		$3,025	$109	$528
On-balance sheet liabilities at carrying value (3)
Deposits	$–		$–	$–	$1,610
Derivatives (4)	–		–	136	1
	$–		$–	$136	$1,611
October 31, 2017	$–		$–	$148	$1,656
Maximum exposure to loss, net of hedges
Investments and loans	$209		$3,449	$86	$275
Notional of written derivatives, less fair value losses	–		–	31	–
Liquidity, credit facilities and commitments	6,894	(5)	2,087	13	100
Less: hedges of investments, loans and written derivatives exposure	–		–	(34)	(48)
	$7,103		$5,536	$96	$327
October 31, 2017	$5,835		$5,284	$119	$258
(1)	Includes CIBC structured collateralized debt obligation (CDO) vehicles and third-party structured vehicles.
(2)	Includes pass-through investment structures, a commercial mortgage securitization trust, CIBC Capital Trust, and CIBC-managed investment funds and Community Reinvestment Act-related investment vehicles.
(3)	Excludes SEs established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association.
(4)	Comprises written credit default swaps (CDS) and total return swaps under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal course client facilitation.
(5)	Excludes an additional $1.9 billion (October 31, 2017: $3.0 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets and $111 million (October 31, 2017: nil) relating to our direct investments in the multi-seller conduits which we consider investment exposure.

Additional details of our SEs are provided in Note 6 to our interim consolidated financial statements.

CIBC SECOND QUARTER 2018	23

Management of risk

Our approach to management of risk has not changed significantly from that described on pages 41 to 77 of the 2017 Annual Report.

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impacts allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:

•	CIBC and SBU-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)	CIBC’s lines of business and functional groups own the risk and are responsible for managing all risks associated with their activities, including identifying, assessing, mitigating and controlling them – this is the first line of defence;
(ii)	As the second line of defence, CIBC’s Risk Management, and other functional groups are responsible for providing guidance and effective independent oversight and challenge of the enterprise-wide risks inherent in CIBC’s business activities; and
(iii)	As the third line of defence, CIBC’s internal audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and discussion of risk management strategies across the organization.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board of Directors (the Board) on a regular basis. This section describes the top and emerging risks that we consider to have potential negative implications, as well as regulatory and accounting developments that are material for CIBC.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, cyber threats and the associated financial, reputation and business interruption risks have also increased. CIBC has cyber insurance coverage to help mitigate loss associated with cyber incidents.

These risks continue to be actively managed by us through strategic risk reviews, enterprise-wide technology and information security programs, with the goal of maintaining overall cyber resilience that prevents, detects, and responds to threats such as data breaches, malware, unauthorized access, and denial-of-service attacks.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC continues to develop controls and processes to protect our systems and client information from damage and unauthorized disclosure. CIBC monitors the changing environment globally, including cyber threats, evolving regulatory requirements, and mitigation strategies. In addition, we continually perform cyber security preparedness, testing, and recovery exercises to validate our defences, benchmark against best practices and provide regular updates to the Board.

Despite our commitment to information and cyber security, CIBC and its related third parties may not be able to fully mitigate all risks associated with the increased complexity and high rate of change in the threat landscape. However, CIBC continuously monitors its risk posture for changes and continues to refine security protection approaches to minimize the impact of any incidents that may occur.

Disintermediation risk

Canadian banking clients are increasingly shifting their service transactions from branches to digital platforms. As such, competitive pressure from digital disruptors, both global technology leaders and smaller financial technology entrants, is increasing and the risk of disintermediation is growing due to the level of sophistication of these non-traditional competitors. Cryptocurrencies, such as Bitcoin, are increasingly being recognized by financial institutions as risk factors facing their business operations. One of the major appeals of cryptocurrencies is the anonymity they offer, as participants can transfer assets across the internet without the need for centralized third-party intermediaries such as banks. In view of several shortcomings including their high volatility, the widespread adoption of cryptocurrencies as a substitute for government-issued currencies does not appear to be a near-term prospect. However, the underlying blockchain technology is seen to have vast potential which could contribute to increased disintermediation.

Blockchain is a decentralized ledger technology which keeps records that are linked and secured with cryptography. It enables the use of cryptocurrencies, such as Bitcoin. The percentage of global GDP stored on this technology is expected to continue to increase, creating the potential for blockchain to transform business models across multiple industries that focus on transaction and record verification.

CIBC manages disintermediation risk through strategic risk reviews as well as investment in emerging channels, in data and analytics capabilities, and in technology and innovation in general, to meet our clients’ changing expectations, while working to reduce our cost structure and simplify operations.

24	CIBC SECOND QUARTER 2018

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly subject to geo-political risk, the indirect impact of reduced economic growth, as well as potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities.

Currently, there are several areas of concern which have raised the level of uncertainty in global financial markets. These include: heightened tensions in the Middle East including the recent decision by the U.S. to exit the Joint Comprehensive Plan of Action relating to Iran, and the resulting uncertainties regarding both sanctions on Iran and the potential reinstatement of Iran’s nuclear program; Brexit negotiations; and uncertainty surrounding global trade tensions. Despite some recent progress, the outcome of the ongoing discussions between the governments of Canada, the U.S., and Mexico relating to NAFTA, with a view to renegotiating specific terms of the agreement, remains uncertain. In addition, there is the potential for negative impact on the competitiveness of the Canadian economy from the recent U.S. tax changes. While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Canadian consumer debt and the housing market

As a consequence of historically low interest rates, Canadians have increased debt levels at a pace that has exceeded growth in their income. Most of the increase in household debt levels has been driven by higher levels of mortgage debt, which is tied to the Canadian housing market. The Bank of Canada’s recent and potential increases in interest rates, combined with measures introduced by OSFI, the Department of Finance and provincial governments (e.g., tax on foreign ownership, revised mortgage underwriting guidelines), could lead to a somewhat slower growth trajectory in overall household credit.

Currently, we qualify variable rate mortgage borrowers using the Bank of Canada five-year fixed benchmark rate, which is typically higher than the variable rate by approximately two percentage points. Therefore, our variable rate borrowers should be able to withstand some increase in interest rates. OSFI recently revised its B-20 rules on mortgage lending. See the “Credit risk” section for further details. While we believe that the probability of a severe housing crash that generates significant losses for mortgage portfolios remains low, increases in rates and new measures put in place elevate the risk associated with an inflated housing market, along with high levels of consumer debt that would be a concern should the economy falter and unemployment rates begin to increase.

In addition, we run our enterprise-wide statistical stress tests at lower home prices to determine potential direct losses, and have also conducted stress tests to assess the impact of rising unemployment rates on borrowers’ ability to repay loan obligations.

Acquisition risk

CIBC seeks out acquisition opportunities which align with its strategies, risk appetite and financial goals. The ability to successfully execute these strategies to integrate acquisitions, and the ability to anticipate and manage risks associated with them, are subject to certain factors. These include receiving regulatory and shareholder approval on a timely basis and on favourable terms, retaining clients and key personnel, realizing synergies and efficiencies, controlling integration and acquisition costs, among others, and changes in general business and economic conditions.

Although many of the factors are beyond CIBC’s control, their impact is partially mitigated by conducting due diligence before completing the transaction, developing and executing appropriate integration plans, and monitoring performance following the acquisition. However, acquisitions involve inherent uncertainty and we cannot determine all potential events, facts and circumstances and there could be an adverse impact on CIBC’s operations and financial performance.

U.S. banking regulation

In conjunction with our acquisition of The PrivateBank (subsequently rebranded as CIBC Bank USA), completed on June 23, 2017, our wholly-owned subsidiary, CIBC Bancorp USA Inc. (CIBC Bancorp; formerly CIBC Holdco Inc.), became a bank holding company registered under the U.S. Bank Holding Company Act of 1956, as amended, and is subject to regulation as a bank holding company by the U.S. Board of Governors of the Federal Reserve System (Federal Reserve). CIBC Bank USA, as a state-chartered bank with greater than $10 billion of total assets, is subject to regulation by the U.S. Federal Deposit Insurance Corporation (FDIC), the U.S. Consumer Financial Protection Board (CFPB), and the Illinois Department of Financial and Professional Regulation.

The scope of these regulations could impact our business in a number of ways. For example, both CIBC Bancorp and CIBC Bank USA are required to maintain minimum capital ratios in accordance with Basel III rules adopted by the U.S. bank regulatory agencies, which differ in some respects from Canada’s Basel III rules. Under the U.S. bank regulatory framework, both CIBC and CIBC Bancorp are expected to provide a source of strength to the subsidiary bank and may be required to commit additional capital and other resources to CIBC Bank USA in the event that its financial condition were to deteriorate, whether due to overall challenging economic conditions in the U.S., or because of business-specific issues. The Federal Reserve and the FDIC also have the ability to restrict dividends paid by CIBC Bancorp or CIBC Bank USA, which could limit our ability to receive distributions on our capital investment in our U.S. banking operations.

Furthermore, the Federal Reserve and the FDIC could also place limits on our ability to grow our U.S. banking operation, whether through acquisitions or organically, if, among other things, they have supervisory concerns about risk management or compliance practices at CIBC Bancorp or CIBC Bank USA. In addition, the CFPB has been active in recent years in pursuing enforcement actions and imposing fines against U.S. financial institutions for violations of federal consumer protection laws.

China economic policy risk

China’s economy continues to be on a relatively slower growth trajectory as, in addition to cyclical factors, the country tries to rebalance growth from an export-oriented and investment-driven performance to a more sustainable service-oriented and consumption-driven economy. Concerns have been raised regarding high rates of credit growth in the Chinese economy and the potential for disruption in economic growth if credit quality deteriorates or credit access is tightened sharply. The capital controls deployed by the People’s Bank of China, which were designed to slow capital outflows remain in place and are believed to be having an impact on Canadian cities such as Vancouver and Toronto, where foreign purchasers have contributed to the sharp rise in housing prices over recent years. These capital controls could also slow the market in Canada for mergers and acquisitions. The escalating trade war between China and the U.S. and the increasing cycle of retaliation which has ensued could pose a threat to global economic growth.

We continue to monitor economic policy both within the country and the region for signs of stress or directional change, and have taken a prudent stance in addressing our tolerance for exposure to the country. We currently have little direct exposure to China, but any negative impact from the Chinese economic slowdown could affect clients that export to China or sell into a market where prices have been pushed down by weakness in Chinese demand, and could raise the credit risk associated with our exposure to trading counterparties.

CIBC SECOND QUARTER 2018	25

Anti-money laundering

Recognizing the threat of money laundering, terrorist financing activities and other related crimes to the stability and integrity of a country’s financial sector and its broader economy, the international community has made the fight against these illegal activities a priority. Several laws and regulations have been enacted by governments and regulatory bodies globally. As a potential conduit for illegal operations, financial institutions bear a significant responsibility in mitigating the risks associated with these activities.

CIBC is committed to adhering to all regulatory requirements pertaining to Anti-Money Laundering (AML) and Anti-Terrorist Financing (ATF) and implementing best practices to minimize the impact of such activities. As such, CIBC has implemented procedures to ensure that relevant regulatory obligations with respect to the reporting of large cash transactions, electronic funds transfers, and cross-border movements of cash and monetary instruments, are met in each jurisdiction. In addition, all employees are required to complete CIBC’s AML/ATF training annually.

Environmental risks and pandemic outbreaks

A number of environmental events have occurred over the past several years, including hurricanes, tsunamis, earthquakes, wildfires, droughts and floods, oil spills, and industrial accidents. There is also concern that the outbreak of certain illnesses could have the potential to reach pandemic levels. In addition to the humanitarian impact, these phenomena, along with the potential impact of climate change, introduce uncertainty and pose risks to the global economy, as well as our clients and our operations.

CIBC monitors these events and has measures in place including disaster recovery, insurance and business continuity programs, to ensure client needs continue to be met.

Regulatory developments

See the “Income taxes”, “Capital resources”, “Credit risk”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 1 to the interim consolidated financial statements for additional information on accounting developments.

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs and economic capital as at April 30, 2018:

(1)	Includes counterparty credit risk of $70 million, which comprises derivatives and repo-style transactions.
(2)	Includes counterparty credit risk of $10,783 million, which comprises derivatives and repo-style transactions.
(3)	Includes counterparty credit risk of $619 million, which comprises derivatives and repo-style transactions.
(4)	For additional information, see the “Non-GAAP measures” section.
(5)	Includes investment risk.

26	CIBC SECOND QUARTER 2018

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises out of the lending businesses in each of our SBUs. Other sources of credit risk include our trading activities, including our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Exposure to credit risk

$ millions, as at	2018 Apr. 30	2017 Oct. 31
Business and government portfolios – AIRB approach
Drawn	$146,494	$130,173
Undrawn commitments	48,289	45,560
Repo-style transactions	134,760	112,742
Other off-balance sheet	83,928	78,193
OTC derivatives	20,742	19,177
Gross exposure at default (EAD) on business and government portfolios	434,213	385,845
Less: Repo-style transaction collateral	122,114	101,315
Net EAD on business and government portfolios	312,099	284,530
Retail portfolios – AIRB approach
Drawn	258,918	256,028
Undrawn commitments	72,238	70,458
Other off-balance sheet	342	330
Gross EAD on retail portfolios	331,498	326,816
Standardized portfolios	48,205	46,975
Securitization exposures	14,436	14,174
Gross EAD	$828,352	$773,810
Net EAD	$706,238	$672,495

Forbearance policy

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties, and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new clients with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

During the current quarter and six months ended April 30, 2018, $44 million and $91 million, respectively ($155 million and $188 million for the quarter and six months ended April 30, 2017, respectively) of loans have undergone TDR, of which $38 million and $68 million, respectively, relates to CIBC Bank USA.

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at April 30, 2018	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (2)	$38.3	37%	$64.7	63%	$11.4	100%	$38.3	33%	$76.1	67%
British Columbia and territories (3)	13.6	31	29.9	69	4.5	100	13.6	28	34.4	72
Alberta	15.2	59	10.7	41	2.7	100	15.2	53	13.4	47
Quebec	6.9	47	7.7	53	1.5	100	6.9	43	9.2	57
Central prairie provinces	4.5	59	3.1	41	0.8	100	4.5	53	3.9	47
Atlantic provinces	4.9	58	3.5	42	0.8	100	4.9	53	4.3	47
Canadian portfolio (4)(5)	83.4	41	119.6	59	21.7	100	83.4	37	141.3	63
U.S. portfolio (4)	–	–	1.0	100	0.1	100	–	–	1.1	100
Other international portfolio (4)	–	–	2.4	100	–	–	–	–	2.4	100
Total portfolio	$83.4	40%	$123.0	60%	$21.8	100%	$83.4	37%	$144.8	63%
October 31, 2017	$89.2	44%	$115.7	56%	$21.8	100%	$89.2	39%	$137.5	61%
(1)	We did not have any insured HELOCs as at April 30, 2018 and October 31, 2017.
(2)	Includes $18.8 billion (October 31, 2017: $20.4 billion) of insured residential mortgages, $44.2 billion (October 31, 2017: $41.5 billion) of uninsured residential mortgages, and $6.5 billion (October 31, 2017: $6.6 billion) of HELOCs in the Greater Toronto Area (GTA).
(3)	Includes $6.3 billion (October 31, 2017: $6.9 billion) of insured residential mortgages, $21.9 billion (October 31, 2017: $21.1 billion) of uninsured residential mortgages, and $2.8 billion (October 31, 2017: $2.7 billion) of HELOCs in the Greater Vancouver Area (GVA).
(4)	Geographic location is based on the address of the property.
(5)	73% (October 31, 2017: 74%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).

CIBC SECOND QUARTER 2018	27

The average loan-to-value (LTV) ratios(1) for our uninsured residential mortgages and HELOCs originated during the quarter are provided in the following table. We did not acquire uninsured residential mortgages or HELOCs from a third party for the periods presented in the table below.

	For the three months ended							For the six months ended
	2018 Apr. 30		2018 Jan. 31			2017 Apr. 30		2018 Apr. 30		2017 Apr. 30
	Residential mortgages	HELOC	Residential mortgages	HELOC		Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	64%	67%	64%	67%		64%	67%	64%	67%	64%	67%
British Columbia and territories (3)	60	63	60	63		61	65	60	63	60	64
Alberta	68	72	69	72		68	73	68	72	68	73
Quebec	68	72	69	72		68	72	68	72	68	72
Central prairie provinces	69	74	69	72		70	73	69	73	70	74
Atlantic provinces	72	73	72	73		73	73	72	73	72	74
Canadian portfolio (4)	64%	67%	64%	67%		64%	67%	64%	67%	64%	67%
U.S. portfolio (4)	69%	66%	66%	66	% (5)	n/a	n/a	68%	66%	n/a	n/a
Other international portfolio (4)	73%	n/m	75%	n/m		72%	n/m	73%	n/m	72%	n/m
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 62% (January 31, 2018: 62%; April 30, 2017: 62%) and 62% for the six months ended April 30, 2018 (April 30, 2017: 62%).
(3)	Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 57% (January 31, 2018: 57%; April 30, 2017: 58%) and 57% for the six months ended April 30, 2018 (April 30, 2017: 57%).
(4)	Geographic location is based on the address of the property.
(5)	Restated.
n/a	Not applicable.
n/m	Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
April 30, 2018 (1)(2)	54%	54%
October 31, 2017 (1)(2)	54%	53%
(1)	LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for April 30, 2018 and October 31, 2017 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of March 31, 2018 and September 30, 2017, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.
(2)	Average LTV ratio on our uninsured GTA residential mortgage portfolio was 52% (October 31, 2017: 49%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 43% (October 31, 2017: 43%).

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5 – 10 years	10 – 15 years	15 – 20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio
April 30, 2018	–%	1%	2%	4%	40%	52%	1%	–%
October 31, 2017	–%	1%	2%	5%	37%	53%	2%	–%
U.S. portfolio
April 30, 2018	1%	3%	13%	15%	13%	49%	5%	1%
October 31, 2017	–%	3%	13%	15%	13%	50%	3%	3%
Other international portfolio
April 30, 2018	8%	15%	26%	23%	17%	10%	1%	–%
October 31, 2017	8%	15%	26%	23%	17%	10%	1%	–%

Current customer payment basis

	Less than 5 years	5 – 10 years	10 – 15 years	15 – 20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio
April 30, 2018	2%	4%	7%	11%	35%	35%	6%	–%
October 31, 2017	2%	4%	7%	11%	35%	36%	5%	–%
U.S. portfolio
April 30, 2018	1%	4%	13%	14%	13%	45%	5%	5%
October 31, 2017	–%	4%	14%	15%	13%	46%	2%	6%
Other international portfolio
April 30, 2018	8%	15%	26%	23%	16%	10%	1%	1%
October 31, 2017	8%	15%	26%	23%	17%	9%	1%	1%

In August 2016, the Government of British Columbia introduced a 15% property transfer tax on the purchase of real estate in the GVA and surrounding regions by foreign buyers. In April 2017, the Government of Ontario introduced a number of housing-related regulations, including a 15% foreign buyers’ tax in the GTA and surrounding regions. Indications have shown that residential real estate activity, including sales and average resale prices, have slowed in the GTA since the new tax was introduced, while the GVA has seen renewed activity levels after an initial decline. CIBC will continue to closely monitor the housing markets and the performance of our credit portfolios in these two regions, and will take risk mitigation action as required.

On January 1, 2018, new OSFI B-20 guidelines became effective, and included changes to qualifying interest rates for uninsured mortgages, dynamic and adjusted LTV ratios, more prescriptive guidance around the definitions of non-conforming loans, and enhancements to adjudication procedures.

28	CIBC SECOND QUARTER 2018

Reflective of the government and regulatory measures noted above, in addition to changes in consumer behaviour, we expect our insured mortgage mix as a proportion of total mortgages to continue to decrease. We also anticipate that the change in rules may make it more difficult for certain Canadians to qualify for mortgages, which could result in fewer and/or smaller originations going forward.

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at April 30, 2018, our Canadian condominium mortgages were $24.1 billion (October 31, 2017: $23.8 billion) of which 41% (October 31, 2017: 44%) were insured. Our drawn developer loans were $1.0 billion (October 31, 2017: $0.9 billion) or 0.9% (October 31, 2017: 0.9%) of our business and government portfolio, and our related undrawn exposure was $3.1 billion (October 31, 2017: $2.4 billion). The condominium developer exposure is diversified across 99 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Trading credit exposures

We have trading credit exposure (also called counterparty credit exposure) that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as described in Note 12 to the 2017 annual consolidated financial statements.

The following table shows the rating profile of OTC derivative MTM receivables:

$ billions, as at	2018 Apr. 30		2017 Oct. 31
	Exposure (1)
Investment grade	$7.19	85.9%	$7.19	84.1%
Non-investment grade	1.12	13.3	1.33	15.6
Watch list	0.03	0.4	0.02	0.2
Default	0.03	0.4	0.01	0.1
	$8.37	100.0%	$8.55	100.0%
(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

The following table provides details of our impaired loans and allowances for credit losses:

	As at or for the three months ended									As at or for the six months ended
$ millions	2018 Apr. 30			2018 Jan. 31			2017 Apr. 30			2018 Apr. 30			2017 Apr. 30
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans		Total
Gross impaired loans (1)
Balance at beginning of period under IAS 39	n/a	n/a	n/a	$626	$684	$1,310	$704	$714	$1,418	$626	$684	$1,310	$951	$707		$1,658
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	27	195	222	n/a	n/a	n/a	27	195	222	n/a	n/a		n/a
Balance at beginning of period under IFRS 9	$629	$845	$1,474	653	879	1,532	n/a	n/a	n/a	653	879	1,532	n/a	n/a		n/a
Classified as impaired during the period	126	498	624	44	459	503	40	349	389	170	957	1,127	125	700	(2)	825
Transferred to not impaired during the period	(27)	(115)	(142)	–	(97)	(97)	(1)	(36)	(37)	(27)	(212)	(239)	(20)	(76)		(96)
Net repayments	(25)	(121)	(146)	(33)	(159)	(192)	(131)	(82)	(213)	(58)	(280)	(338)	(218)	(143	) (2)	(361)
Amounts written off	(44)	(233)	(277)	(11)	(224)	(235)	(28)	(230)	(258)	(55)	(457)	(512)	(74)	(464)		(538)
Recoveries of loans and advances previously written off	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–
Disposals of loans	(38)	–	(38)	–	–	–	–	–	–	(38)	–	(38)	(165)	–		(165)
Purchased credit-impaired loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–
Foreign exchange and other	19	9	28	(24)	(13)	(37)	20	14	34	(5)	(4)	(9)	5	5		10
Balance at end of period	$640	$883	$1,523	$629	$845	$1,474	$604	$729	$1,333	$640	$883	$1,523	$604	$729		$1,333
Allowance for impairment (1)
Balance at beginning of period under IAS 39	n/a	n/a	n/a	$191	$286	$477	$213	$310	$523	$191	$286	$477	$259	$313		$572
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	13	(25)	(12)	n/a	n/a	n/a	13	(25)	(12)	n/a	n/a		n/a
Balance at beginning of period under IFRS 9	$208	$249	$457	204	261	465	n/a	n/a	n/a	204	261	465	n/a	n/a		n/a
Amounts written off	(44)	(233)	(277)	(11)	(224)	(235)	(28)	(230)	(258)	(55)	(457)	(512)	(74)	(464)		(538)
Recoveries of amounts written off in previous periods	3	44	47	3	45	48	5	45	50	6	89	95	9	88		97
Charge to income statement	25	192	217	26	176	202	6	191	197	51	368	419	19	389		408
Interest accrued on impaired loans	(3)	(3)	(6)	(3)	(2)	(5)	(4)	(2)	(6)	(6)	(5)	(11)	(10)	(4)		(14)
Disposals of loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–
Transfers	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–
Foreign exchange and other	8	3	11	(11)	(7)	(18)	7	11	18	(3)	(4)	(7)	(4)	3		(1)
Balance at end of period	$197	$252	$449	$208	$249	$457	$199	$325	$524	$197	$252	$449	$199	$325		$524
Net impaired loans (3)
Balance at beginning of period under IAS 39	n/a	n/a	n/a	$435	$398	$833	$491	$404	$895	$435	$398	$833	$692	$394		$1,086
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	14	220	234	n/a	n/a	n/a	14	220	234	n/a	n/a		n/a
Balance at beginning of period under IFRS 9	$421	$596	$1,017	449	618	1,067	n/a	n/a	n/a	449	618	1,067	n/a	n/a		n/a
Net change in gross impaired	11	38	49	(24)	(34)	(58)	(100)	15	(85)	(13)	4	(9)	(347)	22		(325)
Net change in allowance	11	(3)	8	(4)	12	8	14	(15)	(1)	7	9	16	60	(12)		48
Balance at end of period	$443	$631	$1,074	$421	$596	$1,017	$405	$404	$809	$443	$631	$1,074	$405	$404		$809
Net impaired loans as a percentage of net loans and acceptances			0.29%			0.28%			0.24%			0.29%				0.24%
(1)	Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.
(2)	Reclassified.
(3)	Effective November 1, 2017, net impaired loans are gross impaired loans net of stage 3 allowance for credit losses. In the prior periods, net impaired loans are calculated by deducting the individual allowance and the portion of collective allowance relating to impaired loans, which are generally loans that are past 90 days in arrears, from gross impaired loans.
n/a	Not applicable.

CIBC SECOND QUARTER 2018	29

Gross impaired loans

As at April 30, 2018, gross impaired loans were $1,523 million, up $190 million from the same quarter last year, primarily due to our adoption of IFRS 9 and the inclusion of the results of CIBC Bank USA. These factors were partially offset by reductions in impaired loans in the oil and gas sector and CIBC FirstCaribbean, and the impact of U.S. dollar depreciation on our existing portfolios.

Gross impaired loans were up $49 million from the prior quarter, primarily due to the Canadian residential mortgages and personal lending portfolios, the impact of U.S. dollar appreciation on our existing portfolio, and a new impairment in the oil and gas sector. These factors were partially offset by reductions in impaired loans in the U.S. real estate and construction sector and CIBC FirstCaribbean.

Approximately 49% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios accounted for the majority.

Approximately 27% of gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages, personal lending, real estate and construction, and business services sectors accounted for the majority.

The remaining gross impaired loans related to the U.S., of which the real estate and construction, and oil and gas sectors accounted for the majority.

Allowance for impairment

Allowance for impairment was $449 million, down $75 million from the same quarter last year, primarily due to reductions in allowance related to CIBC FirstCaribbean, and the Canadian personal lending portfolio, partly as a result of our adoption of IFRS 9, as well as the impact of U.S. dollar depreciation on our existing portfolio. These factors were partially offset by an increase in allowance related to the Canadian residential mortgages portfolio primarily as a result of our adoption of IFRS 9, as well as increases in the Canadian business services and U.S. retail business sectors.

Allowance for impairment was down $8 million from the prior quarter, primarily due to reductions in allowance related to CIBC FirstCaribbean and higher write-offs in the U.S. real estate and construction sector. These factors were partially offset by the impact of U.S. dollar appreciation on our existing portfolios and an increase in allowance related to the Canadian residential mortgages portfolio and the U.S. education, health and social services sector.

Exposure to certain countries and regions

Over the past several years, a number of countries in Europe experienced credit concerns. The following tables provide our exposure to European countries, both within and outside the Eurozone.

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses (October 31, 2017: individual allowance), if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses (October 31, 2017: individual allowance), if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses (October 31, 2017: individual allowance), if any) and sold CDS contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 39% (October 31, 2017: 39%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s Investors Service, Inc. (Moody’s) or Standard & Poor’s (S&P).

The following tables provide a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at April 30, 2018	Corporate	Sovereign	Bank	Total funded (A)	Corporate	Bank	Total unfunded (B)
Austria	$–	$341	$29	$370	$–	$1	$1
Belgium	6	–	4	10	–	1	1
Finland	3	1	27	31	61	–	61
France	17	–	42	59	128	15	143
Germany	129	1,237	562	1,928	182	35	217
Greece	2	–	–	2	–	–	–
Ireland	16	–	3	19	17	13	30
Italy	–	–	1	1	–	–	–
Luxembourg	2	–	–	2	5	36	41
Malta	–	–	14	14	–	–	–
Netherlands	208	276	30	514	134	52	186
Spain	3	–	5	8	–	9	9
Total Eurozone	$386	$1,855	$717	$2,958	$527	$162	$689
Czech Republic	$–	$–	$1	$1	$–	$–	$–
Denmark	5	–	34	39	–	47	47
Guernsey	–	–	–	–	–	–	–
Norway	–	212	10	222	606	–	606
Sweden	4	398	8	410	88	–	88
Switzerland	299	–	63	362	8	–	8
Turkey	–	–	75	75	–	1	1
United Kingdom	929	437	863	2,229	3,072	244	3,316
Total non-Eurozone	$1,237	$1,047	$1,054	$3,338	$3,774	$292	$4,066
Total Europe	$1,623	$2,902	$1,771	$6,296	$4,301	$454	$4,755
October 31, 2017	$1,649	$2,025	$1,348	$5,022	$3,885	$367	$4,252

30	CIBC SECOND QUARTER 2018

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at April 30, 2018	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$8	$30	$38	$29	$9	$380
Belgium	–	–	8	8	8	–	11
Finland	2	–	–	2	–	2	94
France	29	–	4,415	4,444	4,393	51	253
Germany	10	–	1,283	1,293	1,254	39	2,184
Greece	–	–	–	–	–	–	2
Ireland	–	–	2,810	2,810	2,748	62	111
Italy	–	–	–	–	–	–	1
Luxembourg	–	–	55	55	5	50	93
Malta	–	–	–	–	–	–	14
Netherlands	21	–	147	168	140	28	728
Spain	–	–	66	66	66	–	17
Total Eurozone	$62	$8	$8,814	$8,884	$8,643	$241	$3,888
Czech Republic	$–	$1,633	$–	$1,633	$1,552	$81	$82
Denmark	–	–	5	5	–	5	91
Guernsey	–	–	1	1	1	–	–
Norway	–	–	–	–	–	–	828
Sweden	8	–	139	147	139	8	506
Switzerland	4	–	4,116	4,120	3,962	158	528
Turkey	–	–	–	–	–	–	76
United Kingdom	611	335	7,000	7,946	6,875	1,071	6,616
Total non-Eurozone	$623	$1,968	$11,261	$13,852	$12,529	$1,323	$8,727
Total Europe	$685	$1,976	$20,075	$22,736	$21,172	$1,564	$12,615
October 31, 2017	$714	$1,954	$14,403	$17,071	$15,905	$1,166	$10,440
(1)	The amounts are shown net of CVA.
(2)	Collateral on derivative MTM receivables was $0.9 billion (October 31, 2017: $1.0 billion), collateral on repo-style transactions was $20.2 billion (October 31, 2017: $14.9 billion), and both are comprised of cash and investment grade debt securities.

In previous quarters, in addition to the European exposure identified above, we had indirect exposure which comprised the European portion of the exposure to an asset-backed security in our trading book. This exposure this quarter is nil (October 31, 2017: $1 million). Our gross exposure before subordination was stated at carrying value.

We also have $430 million (October 31, 2017: $181 million) of indirect exposure to European entities, as we hold debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from counterparties that are not in Europe.

Selected exposure in certain activities

In response to the recommendations of the Financial Stability Board, this section provides information on a selected activity within our continuing and exited businesses that may be of particular interest to investors based on the risk characteristics and the current market environment. For additional information on selected exposures, refer to page 61 of the 2017 Annual Report.

U.S. real estate lending

In our U.S. Commercial Banking and Wealth Management SBU, we operate a full-service platform which offers real estate credit to mid-market clients. Once construction is complete, and the property is income producing, we may occasionally offer fixed-rate financing within a permanent financing program (typically with average terms of 10 years). This portfolio of permanent financing exposures, which is a small subset of our total U.S. real estate lending portfolio, serves as a warehouse for inclusion in future Commercial Mortgage Backed Securities (CMBS) programs. We retain no exposure to those CMBS programs. As at April 30, 2018, the portfolio of permanent financing exposures was $130 million (October 31, 2017: $95 million).

CIBC SECOND QUARTER 2018	31

Market risk

Market risk is the risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management (ALM) and investment activities.

Risk measurement

The following table provides balances on the interim consolidated balance sheet which are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2018 Apr. 30					2017 Oct. 31
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$5,112	$–		$3,234	$1,878	$3,440	$–		$1,940	$1,500	Foreign exchange
Interest-bearing deposits with banks	11,923	240		11,683	–	10,712	426		10,286	–	Interest rate
Securities	102,319	49,410		52,909	–	93,419	48,900		44,519	–	Equity, interest rate
Cash collateral on securities borrowed	6,340	–		6,340	–	5,035	–		5,035	–	Interest rate
Securities purchased under resale agreements	43,541	–		43,541	–	40,383	–		40,383	–	Interest rate
Loans
Residential mortgages	208,427	–		208,427	–	207,271	–		207,271	–	Interest rate
Personal	42,031	–		42,031	–	40,937	–		40,937	–	Interest rate
Credit card	12,614	–		12,614	–	12,378	–		12,378	–	Interest rate
Business and government	103,629	14,124	(1)	89,505	–	97,766	13,809	(1)	83,957	–	Interest rate
Allowance for credit losses	(1,619)	–		(1,619)	–	(1,618)	–		(1,618)	–	Interest rate
Derivative instruments	23,939	20,864	(2)	3,075	–	24,342	21,120	(2)	3,222	–	Interest rate, foreign exchange
Customers’ liability under acceptances	9,134	–		9,134	–	8,824	–		8,824	–	Interest rate
Other assets	23,147	3,616		10,083	9,448	22,375	955		12,411	9,009	Interest rate, equity, foreign exchange
	$590,537	$ 88,254		$490,957	$11,326	$565,264	$85,210		$469,545	$10,509
Deposits	$449,031	$437	(3)	$401,842	$46,752	$439,706	$510	(3)	$391,831	$47,365	Interest rate
Obligations related to securities sold short	13,725	13,725		–	–	13,713	13,682		31	–	Interest rate
Cash collateral on securities lent	1,991	–		1,991	–	2,024	–		2,024	–	Interest rate
Obligations related to securities sold under repurchase agreements	38,373	–		38,373	–	27,971	–		27,971	–	Interest rate
Derivative instruments	22,296	20,457	(2)	1,839	–	23,271	21,029	(2)	2,242	–	Interest rate, foreign exchange
Acceptances	9,163	–		9,163	–	8,828	–		8,828	–	Interest rate
Other liabilities	17,779	4,323		6,634	6,822	15,305	1,323		7,022	6,960	Interest rate
Subordinated indebtedness	4,633	–		4,633	–	3,209	–		3,209	–	Interest rate
	$556,991	$38,942		$464,475	$53,574	$534,027	$36,544		$443,158	$54,325
(1)	Excludes $127 million (October 31, 2017: $95 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(2)	Excludes derivatives relating to run-off businesses which are considered non-trading for market risk purposes.
(3)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our value-at-risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

The following three tables show VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

Average total VaR for the three months ended April 30, 2018 was up $0.5 million from the prior quarter, primarily due to an increase in equity, credit spread and debt specific risks, partially offset by a decrease in commodity, foreign exchange and interest rate risks.

Average stressed total VaR for the three months ended April 30, 2018 was up $6.9 million from the prior quarter. During the current stressed VaR period from September 22, 2008 to September 18, 2009, the market exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average IRC for the three months ended April 30, 2018 was up $23.0 million from the prior quarter, mainly due to an increase in fixed income trading inventory.

32	CIBC SECOND QUARTER 2018

VaR by risk type – trading portfolio

							As at or for the three months ended		As at or for the six months ended
$ millions				2018 Apr. 30		2018 Jan. 31		2017 Apr. 30	2018 Apr. 30	2017 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$6.0	$2.9	$5.3	$4.1	$3.2	$4.4	$4.0	$3.9	$4.3	$3.4
Credit spread risk	1.6	0.6	1.4	1.0	0.7	0.8	1.8	2.6	0.9	2.7
Equity risk	8.4	2.3	2.4	3.3	2.3	2.6	2.4	2.3	2.9	2.8
Foreign exchange risk	3.5	1.0	2.7	2.0	1.8	2.4	7.3	3.9	2.2	3.3
Commodity risk	2.8	1.2	1.5	1.7	1.8	2.6	2.9	2.5	2.1	2.7
Debt specific risk	2.1	1.1	1.6	1.5	1.2	1.3	1.7	1.3	1.4	1.3
Diversification effect (1)	n/m	n/m	(9.1)	(7.9)	(6.8)	(8.9)	(12.8)	(10.2)	(8.3)	(10.0)
Total VaR (one-day measure)	$10.4	$4.1	$5.8	$5.7	$4.2	$5.2	$7.3	$6.3	$5.5	$6.2
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

							As at or for the three months ended		As at or for the six months ended
$ millions				2018 Apr. 30		2018 Jan. 31		2017 Apr. 30	2018 Apr. 30	2017 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$21.7	$10.7	$16.3	$14.8	$11.8	$21.6	$12.2	$11.4	$18.2	$11.3
Credit spread risk	13.4	6.6	13.4	9.7	7.3	6.3	5.5	8.2	8.0	9.5
Equity risk	7.8	2.5	3.5	4.0	4.1	2.1	1.1	1.3	3.0	1.9
Foreign exchange risk	15.5	1.2	5.0	7.0	8.4	6.6	9.6	5.5	6.8	4.0
Commodity risk	5.1	1.6	1.9	2.8	2.5	3.1	3.1	4.9	2.9	4.4
Debt specific risk	5.2	3.8	5.0	4.4	4.0	3.3	4.2	3.2	3.8	3.2
Diversification effect (1)	n/m	n/m	(30.0)	(26.3)	(24.8)	(33.5)	(24.9)	(22.5)	(29.8)	(22.0)
Stressed total VaR (one-day measure)	$21.7	$11.3	$15.1	$16.4	$13.3	$9.5	$10.8	$12.0	$12.9	$12.3
(1)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

IRC – trading portfolio

							As at or for the three months ended		As at or for the six months ended
$ millions				2018 Apr. 30		2018 Jan. 31		2017 Apr. 30	2018 Apr. 30	2017 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Default risk	$190.6	$112.5	$137.0	$147.9	$125.2	$116.0	$136.8	$115.9	$131.8	$124.5
Migration risk	93.6	38.5	69.5	56.8	44.2	65.7	116.6	71.9	61.3	63.1
IRC (one-year measure) (1)	$260.4	$155.1	$206.5	$204.7	$169.4	$181.7	$253.4	$187.8	$193.1	$187.6
(1)	High and low IRC are not equal to the sum of the constituent parts, because the highs and lows of the constituent parts may occur on different days.

CIBC SECOND QUARTER 2018	33

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios.

The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures.

During the quarter, trading revenue (TEB) was positive for 98.4% of the days. The largest gain of $23.9 million occurred on February 20, 2018. It was attributable to the normal course of business within our global markets line of business, notably in interest rate derivatives. The largest loss of $0.3 million occurred on March 22, 2018, driven by fixed income inventory. Average daily trading revenue (TEB) was $5.4 million during the quarter, and the average daily TEB was $0.8 million.

Trading revenue (TEB)(1) versus VaR

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.

Non-trading activities

Structural interest rate risk

Structural interest rate risk consists primarily of risk inherent in banking book activities in the domestic bank and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the commitment and prepayment exposures of mortgage products, non-maturity deposits and some guaranteed investment certificates products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity in the calculation of the present value of shareholders’ equity), estimated prepayments and potential early withdrawals, of an immediate and sustained 100 basis point increase or decrease in all interest rates.

Beginning in the first quarter of 2018, CIBC has made modelling improvements which enhance the measurement of structural interest rate risk.

Structural interest rate sensitivity – measures

$ millions, as at		2018 Apr. 30		2018 Jan. 31		2017 Apr. 30 (1)
	CAD	USD	CAD	USD	CAD	USD
100 basis point increase in interest rates
Increase (decrease) in net interest income pre-tax attributable to equity shareholders	$200	$17	$228	$47	$178	$28
Increase (decrease) in present value of shareholders’ equity	(346)	(250)	(340)	(106)	(328)	(85)
100 basis point decrease in interest rates
Increase (decrease) in net interest income pre-tax attributable to equity shareholders	(277)	(52)	(305)	(100)	(220)	17
Increase (decrease) in present value of shareholders’ equity	270	263	303	17	227	78
(1)	Certain information has been restated to conform to the presentation adopted in the current year.

34	CIBC SECOND QUARTER 2018

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

CIBC’s approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.

Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.

Governance and management

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. CIBC incorporates stress testing into its management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of CIBC’s contingency funding plan (CFP).

The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics such as the Liquidity Horizon, are regularly reviewed and aligned with our operating regulatory requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, is responsible for supporting GALCO to ensure that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.

The Risk Management Committee (RMC) approves CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement.

Beginning in the first quarter of 2018, CIBC has made changes to the tables below which enhance the presentation of liquid assets and asset encumbrance.

Liquid assets

Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources, that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.

Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets (1)
2018	Cash and deposits with banks	$17,035	$–	$17,035	$617	$16,418
Apr. 30	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	63,063	75,644	138,707	85,726	52,981
	Other debt securities	9,137	1,414	10,551	922	9,629
	Equities	28,402	19,395	47,797	25,065	22,732
	Canadian government guaranteed National Housing Act mortgage-backed securities	39,141	1,203	40,344	9,458	30,886
	Other liquid assets (2)	5,300	1,976	7,276	5,206	2,070
		$162,078	$99,632	$261,710	$126,994	$134,716
2017	Cash and deposits with banks	$14,152	$–	$14,152	$555	$13,597
Oct. 31 (3)	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	51,196	65,923	117,119	67,806	49,313
	Other debt securities	8,227	1,549	9,776	1,461	8,315
	Equities	31,798	16,786	48,584	24,951	23,633
	Canadian government guaranteed National Housing Act mortgage-backed securities	35,009	1,023	36,032	8,278	27,754
	Other liquid assets (2)	5,796	2,258	8,054	5,346	2,708
		$146,178	$87,539	$233,717	$108,397	$125,320
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.
(3)	Certain information has been restated to conform to the presentation adopted in the current year.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2018 Apr. 30	2017 Oct. 31 (1)
CIBC (parent)	$93,301	$84,183
Domestic subsidiaries	9,590	11,454
Foreign subsidiaries	31,825	29,683
	$134,716	$125,320
(1)	Certain information has been restated to conform to the presentation adopted in the current year.

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.

Our unencumbered liquid assets increased by $9.4 billion since October 31, 2017, primarily due to regular business activities, including deposit growth.

Furthermore, CIBC maintains access eligibility to the Bank of Canada’s Emergency Lending Assistance (ELA) program and the Federal Reserve Bank’s Discount Window.

CIBC SECOND QUARTER 2018	35

Asset encumbrance

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and other collateral management purposes.

The following table provides a summary of our total on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered		Unencumbered		Total assets
$ millions, as at		Pledged as collateral	Other (1)	Available as collateral	Other (2)
2018	Cash and deposits with banks	$–	$617	$16,418	$–	$17,035
Apr. 30	Securities	109,544	955	89,940	–	200,439
	Loans, net of allowance (3)	1,600	44,512	34,359	284,847	365,318
	Other assets	3,924	–	372	51,924	56,220
		$115,068	$46,084	$141,089	$336,771	$639,012
2017	Cash and deposits with banks	$–	$555	$13,597	$–	$14,152
Oct. 31 (4)	Securities	93,111	971	86,882	–	180,964
	Loans, net of allowance (3)	1,450	42,202	31,550	281,582	356,784
	Other assets	4,419	–	186	50,936	55,541
		$98,980	$43,728	$132,215	$332,518	$607,441
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however are not considered available to existing non-central bank lending programs.
(3)	Loans included as available as collateral represent National Housing Act mortgage-backed securities (reported as Loans on our interim consolidated balance sheet) and Federal Home Loan Banks eligible loans.
(4)	Certain information has been restated to conform to the presentation adopted in the current year.

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have separate regulatory capital and liquidity requirements, established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s liquidity adequacy requirements (LAR) guidelines, CIBC reports the LCR to OSFI on a monthly basis. The ratio is calculated as follows:

Total High Quality Liquid Assets (HQLA)	≥ 100%
Total net cash outflows over the next 30 calendar days

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at LCR-prescribed inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.

36	CIBC SECOND QUARTER 2018

The LCR is disclosed using a standard OSFI-prescribed disclosure template.

$ millions, average of the three months ended April 30, 2018		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$103,434
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$147,333	9,751
3	Stable deposits	71,168	2,135
4	Less stable deposits	76,165	7,616
5	Unsecured wholesale funding, of which:	126,752	63,231
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	52,734	12,782
7	Non-operational deposits (all counterparties)	54,698	31,129
8	Unsecured debt	19,320	19,320
9	Secured wholesale funding	n/a	6,271
10	Additional requirements, of which:	85,342	23,312
11	Outflows related to derivative exposures and other collateral requirements	11,121	8,201
12	Outflows related to loss of funding on debt products	3,081	3,081
13	Credit and liquidity facilities	71,140	12,030
14	Other contractual funding obligations	4,266	4,266
15	Other contingent funding obligations	263,660	4,572
16	Total cash outflows	n/a	111,403
Cash inflows
17	Secured lending (e.g. reverse repos)	73,271	11,631
18	Inflows from fully performing exposures	13,073	6,838
19	Other cash inflows	9,298	9,298
20	Total cash inflows	$95,642	$27,767
			Total adjusted value
21	Total HQLA	n/a	$103,434
22	Total net cash outflows	n/a	$83,636
23	LCR	n/a	124%
$ millions, average of the three months ended January 31, 2018			Total adjusted value
24	Total HQLA	n/a	$101,012
25	Total net cash outflows	n/a	$85,177
26	LCR	n/a	119%
(1)	Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.
(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our average LCR as at April 30, 2018 increased to 124% from 119% in the prior quarter, due to an increase in HQLA and a decrease in net cash outflows.

CIBC considers the impact of its business decisions on the LCR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the ratio month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral. Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Reporting of the LCR is calibrated centrally by CIBC’s Treasury function, in conjunction with CIBC’s SBUs and other functional groups.

Funding

CIBC funds its operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

CIBC’s principal approach aims to fund the balance sheet with deposits primarily raised from personal and commercial banking channels. Personal deposits accounted for $161.9 billion as at April 30, 2018 (October 31, 2017: $159.3 billion). CIBC maintains a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.

CIBC continuously evaluates opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.

GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.

CIBC SECOND QUARTER 2018	37

The following table provides the contractual maturities at carrying values of CIBC’s wholesale funding sources:

$ millions, as at April 30, 2018	Less than 1 month	1 – 3 months	3 – 6 months	6 – 12 months	Less than 1 year total	1 – 2 years	Over 2 years	Total
Deposits from banks	$2,884	$147	$292	$13	$3,336	$–	$–	$3,336
Certificates of deposit and commercial paper	6,471	11,588	21,062	16,101	55,222	4,892	–	60,114
Bearer deposit notes and bankers’ acceptances	653	984	1,769	830	4,236	–	–	4,236
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	1,600	3,198	1,943	1,596	8,337	7,483	18,405	34,225
Senior unsecured structured notes	–	–	–	306	306	–	–	306
Covered bonds/asset-backed securities
Mortgage securitization	–	557	988	3,791	5,336	2,393	11,848	19,577
Covered bonds	–	–	1,555	3,235	4,790	3,112	11,465	19,367
Cards securitization	–	963	–	1,284	2,247	706	799	3,752
Subordinated liabilities	–	–	37	–	37	–	4,596	4,633
Other	–	–	–	3	3	62	5	70
	$11,608	$17,437	$27,646	$27,159	$83,850	$18,648	$47,118	$149,616
Of which:
Secured	$–	$1,520	$2,543	$8,310	$12,373	$6,211	$24,112	$42,696
Unsecured	11,608	15,917	25,103	18,849	71,477	12,437	23,006	106,920
	$11,608	$17,437	$27,646	$27,159	$83,850	$18,648	$47,118	$149,616
October 31, 2017	$8,981	$17,125	$27,147	$23,503	$76,756	$24,207	$41,513	$142,476

CIBC’s wholesale funding is diversified by currency as demonstrated in the table that follows:

$ billions, as at		2018 Apr. 30		2017 Oct. 31
CAD	$51.3	34%	$53.2	37%
USD	78.3	52	72.6	51
Other	20.0	14	16.7	12
	$149.6	100%	$142.5	100%

Credit ratings

CIBC’s access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning. On April 19, 2018, DBRS downgraded the ratings of subordinated indebtedness issued by the big six Canadian banks without an NVCC provision by one notch, including CIBC, and also revised its outlook from negative to stable for CIBC. These changes result from the finalization of the bail-in regulations on April 18, 2018. See the “Capital resources” section for additional details. We do not expect a material impact on our funding costs or ability to access funding as a result of these changes.

Our credit ratings are summarized in the following table:

	Short-term debt		Senior debt		Subordinated indebtedness		Subordinated indebtedness – NVCC (1)		Preferred shares – NVCC (1)
As at	2018 Apr. 30	2017 Oct. 31	2018 Apr. 30	2017 Oct. 31	2018 Apr. 30	2017 Oct. 31	2018 Apr. 30	2017 Oct. 31	2018 Apr. 30	2017 Oct. 31	Outlook
DBRS	R-1(H)	R-1(H)	AA	AA	A(H)	AA(L)	A(L)	A(L)	Pfd-2	Pfd-2	Stable
Fitch Ratings, Inc.	F1+	F1+	AA-	AA-	A+	A+	A+	A+	n/a	n/a	Negative
Moody’s	P-1	P-1	A1	A1	Baa1	Baa1	Baa2	Baa2	Baa3	Baa3	Negative	(2)
S&P	A-1	A-1	A+	A+	BBB+	BBB+	BBB	BBB	P-3(H)	P-3(H)	Stable
(1)	Comprises instruments which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
(2)	Negative outlook only applies to senior debt rating.
n/a	Not available.

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2018 Apr. 30	2017 Oct. 31
One-notch downgrade	$ –	$–
Two-notch downgrade	0.1	0.1
Three-notch downgrade	0.2	0.3

38	CIBC SECOND QUARTER 2018

Other regulatory liquidity standards

In May 2014, OSFI published the final LAR guideline, which was driven by the BCBS’ global liquidity requirements, and includes the LCR, net stable funding ratio (NSFR) and other additional liquidity monitoring tools. It is further supplemented by the OSFI-designed supervisory tool known as the net cumulative cash flow (NCCF) metric. OSFI will use the LAR and associated metrics to assess individual banks’ liquidity adequacy.

On October 31, 2014, the BCBS published its final NSFR guideline. In October 2017, OSFI provided updated draft NSFR guidance and engaged industry participants to review its NSFR implementation plans and to clarify details of the NSFR and its application to the Canadian financial industry. In February 2018, OSFI announced that the implementation of the NSFR for deposit-taking institutions will be extended to January 2020.

Consistent with the requirements above, we submit LCR and NCCF reports to OSFI on a monthly basis and the NSFR report on a quarterly basis. We provide the LCR and NSFR reports to the BCBS twice annually.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of CIBC’s liquidity risk exposure, however this information serves to inform CIBC’s management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at April 30, 2018	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks	$5,112	$–	$–	$–	$–	$–	$–	$–	$–	$5,112
Interest-bearing deposits with banks	11,923	–	–	–	–	–	–	–	–	11,923
Securities	4,017	3,981	1,944	4,407	2,415	6,896	24,309	25,217	29,133	102,319
Cash collateral on securities borrowed	6,340	–	–	–	–	–	–	–	–	6,340
Securities purchased under resale agreements	25,779	7,470	2,324	159	132	7,677	–	–	–	43,541
Loans
Residential mortgages	2,642	7,547	10,835	9,411	9,430	46,468	115,033	6,547	514	208,427
Personal	672	754	955	1,111	1,421	211	1,164	1,618	34,125	42,031
Credit card	265	530	795	795	795	3,179	6,255	–	–	12,614
Business and government	10,879	3,348	3,960	4,315	4,336	14,401	33,373	12,978	16,039	103,629
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,619)	(1,619)
Derivative instruments	2,054	2,417	1,740	2,403	837	2,634	5,515	6,339	–	23,939
Customers’ liability under acceptances	8,131	925	70	2	6	–	–	–	–	9,134
Other assets	–	–	–	–	–	–	–	–	23,147	23,147
	$77,814	$26,972	$22,623	$22,603	$19,372	$81,466	$185,649	$52,699	$101,339	$590,537
October 31, 2017	$68,633	$19,284	$19,148	$24,660	$19,187	$77,767	$185,148	$50,473	$100,964	$565,264
Liabilities
Deposits (1)	$21,668	$27,132	$39,171	$28,797	$23,966	$28,779	$49,036	$6,704	$223,778	$449,031
Obligations related to securities sold short	13,725	–	–	–	–	–	–	–	–	13,725
Cash collateral on securities lent	1,991	–	–	–	–	–	–	–	–	1,991
Obligations related to securities sold under repurchase agreements	36,653	1,472	186	62	–	–	–	–	–	38,373
Derivative instruments	1,802	2,292	1,571	1,831	701	2,289	4,811	6,999	–	22,296
Acceptances	8,160	925	70	2	6	–	–	–	–	9,163
Other liabilities	–	–	–	–	–	–	–	–	17,779	17,779
Subordinated indebtedness	–	–	37	–	–	–	–	4,596	–	4,633
Equity	–	–	–	–	–	–	–	–	33,546	33,546
	$83,999	$31,821	$41,035	$30,692	$24,673	$31,068	$53,847	$18,299	$275,103	$590,537
October 31, 2017	$71,445	$34,910	$40,912	$23,237	$23,940	$36,809	$49,836	$17,197	$266,978	$565,264
(1)	Comprises $161.9 billion (October 31, 2017: $159.3 billion) of personal deposits of which $152.0 billion (October 31, 2017: $149.5 billion) are in Canada and $9.9 billion (October 31, 2017: $9.8 billion) are in other countries; $272.9 billion (October 31, 2017: $266.6 billion) of business and government deposits and secured borrowings of which $198.2 billion (October 31, 2017: $192.7 billion) are in Canada and $74.7 billion (October 31, 2017: $73.9 billion) are in other countries; and $14.2 billion (October 31, 2017: $13.8 billion) of bank deposits of which $7.6 billion (October 31, 2017: $6.6 billion) are in Canada and $6.6 billion (October 31, 2017: $7.2 billion) are in other countries.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

CIBC SECOND QUARTER 2018	39

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at April 30, 2018	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$37,801	$3,598	$9,029	$–	$–	$–	$–	$–	$–	$50,428
Unutilized credit commitments	677	6,365	2,288	2,908	2,476	10,934	42,503	1,768	146,559	216,478
Backstop liquidity facilities	385	613	481	8,853	404	336	–	14	–	11,086
Standby and performance letters of credit	2,096	1,879	1,899	2,905	2,058	711	1,350	39	–	12,937
Documentary and commercial letters of credit	28	62	65	35	2	1	–	–	–	193
Other	296	–	–	–	–	–	–	–	–	296
	$41,283	$12,517	$13,762	$14,701	$4,940	$11,982	$43,853	$1,821	$146,559	$291,418
October 31, 2017	$39,287	$21,865	$10,724	$7,042	$4,083	$14,976	$37,280	$1,920	$143,182	$280,359
(1)	Includes $114.0 billion (October 31, 2017: $111.7 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $2.0 billion (October 31, 2017: $2.0 billion) for cash because it is reported on the interim consolidated balance sheet.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at April 30, 2018	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	Total
Operating leases	$30	$82	$122	$122	$122	$431	$1,119	$3,689	$5,717
Purchase obligations (1)	146	259	228	156	157	495	696	55	2,192
Pension contributions (2)	102	–	–	–	–	–	–	–	102
Underwriting commitments	57	–	100	–	–	–	–	–	157
Investment commitments	–	–	–	2	7	4	5	114	132
	$335	$341	$450	$280	$286	$930	$1,820	$3,858	$8,300
October 31, 2017	$625	$405	$386	$324	$330	$973	$1,805	$3,477	$8,325
(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.
(2)	Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, insurance, operational, technology, information and cyber security, reputation and legal, regulatory compliance, and environmental risks. These risks and related policies and processes have not changed significantly from those described on pages 75 to 77 of the 2017 Annual Report.

40	CIBC SECOND QUARTER 2018

Accounting and control matters

Critical accounting policies and estimates

The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of significant accounting policies is presented in Note 1 to our consolidated financial statements of our 2017 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2017, except that CIBC adopted the classification and measurement and impairment requirements of IFRS 9 “Financial Instruments” effective November 1, 2017 as described in Note 1 to our interim consolidated financial statements.

Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates in the critical accounting policies discussed on pages 78 to 82 of our 2017 Annual Report could have a material impact on our financial results, except those related to impairment of available-for-sale (AFS) securities and allowance for credit losses which have been superseded by IFRS 9. The new expected credit loss (ECL) impairment requirements of IFRS 9 also require that we make judgments and estimates related to matters that are uncertain. In particular, the ECL requirements of IFRS 9 incorporate the following elements that are subject to a high level of judgment:

•	Determining when a significant increase in credit risk (SICR) of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting forward-looking information for multiple scenarios and determining the probability weighting of each scenario.

In addition, the interrelationship between these elements is also subject to a high degree of judgment. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period over period volatility of the provision for credit losses. Changes in a particular period could have a material impact on our financial results. See Note 5 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance under IFRS 9.

Judgment is also applied in determining the appropriate classification of financial instruments under IFRS 9, in particular as it relates to the assessment of whether debt financial assets meet the “solely payment of principal and interest” (SPPI) test, and the assessment of the business model used to manage financial assets.

Accounting developments

For details on future accounting policy changes, refer to Note 1 to our interim consolidated financial statements and Note 32 to the 2017 annual consolidated financial statements.

Other regulatory developments

Review of sales practices

In 2017, the Financial Consumer Agency of Canada (FCAC) and OSFI announced that they were conducting an industry-wide review of the retail banking sales practices of Canadian financial institutions. The FCAC publicly released its industry report in March, 2018. OSFI will not publicly release a report, but has publicly indicated that its findings are consistent with those of the FCAC.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at April 30, 2018 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter ended April 30, 2018 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Changes to internal control over financial reporting as a result of the adoption of IFRS 9 in the first quarter of 2018 were not material.

Related-party transactions

There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2017. For additional information, refer to pages 85 and 162 of the 2017 Annual Report.

CIBC SECOND QUARTER 2018	41

Interim consolidated financial statements

(Unaudited)

Contents

43	Consolidated balance sheet
44	Consolidated statement of income
45	Consolidated statement of comprehensive income
46	Consolidated statement of changes in equity
47	Consolidated statement of cash flows
48	Notes to the interim consolidated financial statements

48	Note 1	–	Changes in accounting policies
55	Note 2	–	Fair value measurement
58	Note 3	–	Significant transactions
58	Note 4	–	Securities
60	Note 5	–	Loans
66	Note 6	–	Structured entities and derecognition of financial assets
67	Note 7	–	Goodwill
67	Note 8	–	Deposits
68	Note 9	–	Subordinated indebtedness

68	Note 10	–	Share capital
69	Note 11	–	Post-employment benefits
70	Note 12	–	Income taxes
70	Note 13	–	Earnings per share
70	Note 14	–	Contingent liabilities and provision
71	Note 15	–	Segmented information
73	Note 16	–	Financial instruments – disclosures
74	Note 17	–	Interest income and expense

42	CIBC SECOND QUARTER 2018

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2018 Apr. 30	2017 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$5,112	$3,440
Interest-bearing deposits with banks	11,923	10,712
Securities (Note 4)(1)	102,319	93,419
Cash collateral on securities borrowed	6,340	5,035
Securities purchased under resale agreements	43,541	40,383
Loans
Residential mortgages	208,427	207,271
Personal	42,031	40,937
Credit card	12,614	12,378
Business and government	103,629	97,766
Allowance for credit losses (Note 5)	(1,619)	(1,618)
	365,082	356,734
Other
Derivative instruments	23,939	24,342
Customers’ liability under acceptances	9,134	8,824
Land, buildings and equipment	1,746	1,783
Goodwill (Note 7)	5,452	5,367
Software and other intangible assets	1,923	1,978
Investments in equity-accounted associates and joint ventures	523	715
Deferred tax assets	605	727
Other assets	12,898	11,805
	56,220	55,541
	$590,537	$565,264
LIABILITIES AND EQUITY
Deposits (Note 8)
Personal	$161,859	$159,327
Business and government	230,212	225,622
Bank	14,264	13,789
Secured borrowings	42,696	40,968
	449,031	439,706
Obligations related to securities sold short	13,725	13,713
Cash collateral on securities lent	1,991	2,024
Obligations related to securities sold under repurchase agreements	38,373	27,971
Other
Derivative instruments	22,296	23,271
Acceptances	9,163	8,828
Deferred tax liabilities	32	30
Other liabilities	17,747	15,275
	49,238	47,404
Subordinated indebtedness	4,633	3,209
Equity
Preferred shares (Note 10)	2,248	1,797
Common shares (Note 10)	13,166	12,548
Contributed surplus	137	137
Retained earnings	17,412	16,101
Accumulated other comprehensive income (loss) (AOCI)	403	452
Total shareholders’ equity	33,366	31,035
Non-controlling interests	180	202
Total equity	33,546	31,237
	$590,537	$565,264
(1)	Securities balances have been aggregated in the current year, with prior periods amended to reflect this presentation. See Note 4 for additional details.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2018	43

Consolidated statement of income

	For the three months ended				For the six months ended
Unaudited, millions of Canadian dollars, except as noted	2018 Apr. 30	2018 Jan. 31	2017 Apr. 30		2018 Apr. 30	2017 Apr. 30
Interest income (Note 17)
Loans	$3,314	$3,225	$2,520		$6,539	$5,083
Securities	591	483	485		1,074	970
Securities borrowed or purchased under resale agreements	260	210	111		470	218
Deposits with banks	64	66	42		130	79
	4,229	3,984	3,158		8,213	6,350
Interest expense (Note 17)
Deposits	1,451	1,278	909		2,729	1,805
Securities sold short	64	66	52		130	113
Securities lent or sold under repurchase agreements	191	121	57		312	104
Subordinated indebtedness	44	38	35		82	70
Other	3	8	10		11	21
	1,753	1,511	1,063		3,264	2,113
Net interest income	2,476	2,473	2,095		4,949	4,237
Non-interest income
Underwriting and advisory fees	90	101	103		191	212
Deposit and payment fees	215	222	205		437	418
Credit fees	210	210	171		420	346
Card fees	127	130	106		257	234
Investment management and custodial fees	304	301	249		605	489
Mutual fund fees	399	409	389		808	778
Insurance fees, net of claims	107	110	106		217	213
Commissions on securities transactions	87	96	91		183	181
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net (2017: Trading income and designated at fair value (FVO) gains, net)	122	138	(28	) (1)	260	87	(1)
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net (2017: Available-for-sale (AFS) securities gains, net)	24	8	43		32	76
Foreign exchange other than trading	79	101	59		180	119
Income from equity-accounted associates and joint ventures	29	29	25		58	46
Other	107	131	84		238	471
	1,900	1,986	1,603		3,886	3,670
Total revenue	4,376	4,459	3,698		8,835	7,907
Provision for credit losses (Note 5)	212	153	179		365	391
Non-interest expenses
Employee compensation and benefits	1,414	1,461	1,249		2,875	2,558
Occupancy costs	212	217	204		429	402
Computer, software and office equipment	418	416	397		834	762
Communications	82	78	83		160	158
Advertising and business development	77	72	63		149	117
Professional fees	47	53	45		100	86
Business and capital taxes	22	28	22		50	46
Other	245	253	212		498	420
	2,517	2,578	2,275		5,095	4,549
Income before income taxes	1,647	1,728	1,244		3,375	2,967
Income taxes (Note 12)	328	400	194		728	510
Net income	$1,319	$1,328	$1,050		$2,647	$2,457
Net income attributable to non-controlling interests	$6	$5	$5		$11	$10
Preferred shareholders	$24	$18	$10		$42	$19
Common shareholders	1,289	1,305	1,035		2,594	2,428
Net income attributable to equity shareholders	$1,313	$1,323	$1,045		$2,636	$2,447
Earnings per share (in dollars) (Note 13)
Basic	$2.90	$2.96	$2.59		$5.86	$6.09
Diluted	2.89	2.95	2.59		5.84	6.08
Dividends per common share (in dollars)	1.33	1.30	1.27		2.63	2.51
(1)	Reclassified to conform to the presentation adopted in the current year.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

44	CIBC SECOND QUARTER 2018

Consolidated statement of comprehensive income

	For the three months ended			For the six months ended
Unaudited, millions of Canadian dollars	2018 Apr. 30	2018 Jan. 31	2017 Apr. 30	2018 Apr. 30	2017 Apr. 30
Net income	$1,319	$1,328	$1,050	$2,647	$2,457
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	1,422	(1,562)	1,095	(140)	411
Net gains (losses) on hedges of investments in foreign operations	(886)	980	(592)	94	(161)
	536	(582)	503	(46)	250
Net change in debt securities measured at FVOCI (2017: AFS debt and equity securities)
Net gains (losses) on securities measured at FVOCI	(43)	(44)	70	(87)	23
Net (gains) losses reclassified to net income	(18)	(7)	(35)	(25)	(58)
	(61)	(51)	35	(112)	(35)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(75)	54	14	(21)	70
Net (gains) losses reclassified to net income	36	(48)	(6)	(12)	(47)
	(39)	6	8	(33)	23
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(5)	107	(158)	102	61
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	1	(3)	(3)	(2)	(6)
Net gains (losses) on equity securities designated at FVOCI	4	14	n/a	18	n/a
Total OCI (1)	436	(509)	385	(73)	293
Comprehensive income	$1,755	$819	$1,435	$2,574	$2,750
Comprehensive income attributable to non-controlling interests	$6	$5	$5	$11	$10
Preferred shareholders	$24	$18	$10	$42	$19
Common shareholders	1,725	796	1,420	2,521	2,721
Comprehensive income attributable to equity shareholders	$1,749	$814	$1,430	$2,563	$2,740
(1)	Includes $10 million of losses for the quarter ended April 30, 2018 (January 31, 2018: $2 million of losses; April 30, 2017: $11 million of gains) and $12 million of losses for the six months ended April 30, 2018 (April 30, 2017: $6 million of losses), relating to our investments in equity-accounted associates and joint ventures.
n/a	Not applicable.

		For the three months ended		For the six months ended
Unaudited, millions of Canadian dollars	2018 Apr. 30	2018 Jan. 31	2017 Apr. 30	2018 Apr. 30	2017 Apr. 30
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(44)	$48	$(35)	$4	$(13)
Net gains (losses) on hedges of investments in foreign operations	117	(120)	117	(3)	37
	73	(72)	82	1	24
Net change in debt securities measured at FVOCI (2017: AFS debt and equity securities)
Net gains (losses) on securities measured at FVOCI	8	4	(16)	12	(20)
Net (gains) losses reclassified to net income	6	1	8	7	18
	14	5	(8)	19	(2)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	27	(20)	(5)	7	(25)
Net (gains) losses reclassified to net income	(13)	18	2	5	17
	14	(2)	(3)	12	(8)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	2	(40)	57	(38)	(23)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	–	1	1	1	2
Net gains (losses) on equity securities designated at FVOCI	(2)	(4)	n/a	(6)	n/a
	$101	$(112)	$129	$(11)	$(7)
n/a	Not applicable.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2018	45

Consolidated statement of changes in equity

	For the three months ended				For the six months ended
Unaudited, millions of Canadian dollars	2018 Apr. 30	2018 Jan. 31	2017 Apr. 30		2018 Apr. 30	2017 Apr. 30
Preferred shares (Note 10)
Balance at beginning of period	$2,246	$1,797		$1,000	$1,797		$1,000
Issue of preferred shares	–	450		–	450		–
Treasury shares	2	(1)		–	1		–
Balance at end of period	$2,248	$2,246		$1,000	$2,248		$1,000
Common shares (Note 10)
Balance at beginning of period	$13,070	$12,548		$8,286	$12,548		$8,026
Issued pursuant to the acquisition of The PrivateBank	–	194		–	194		–
Issued pursuant to the acquisition of Wellington Financial	–	47		–	47		–
Other issue of common shares	89	278		231	367		492
Treasury shares	7	3		(8)	10		(9)
Balance at end of period	$13,166	$13,070		$8,509	$13,166		$8,509
Contributed surplus
Balance at beginning of period	$135	$137		$65	$137		$72
Compensation expense in respect of equity-settled share-based awards	9	5		1	14		1
Stock options exercised	(4)	(10)		(1)	(14)		(8)
Other	(3)	3		–	–		–
Balance at end of period	$137	$135		$65	$137		$65
Retained earnings
Balance at beginning of period under IAS 39	n/a	$16,101		$14,483	$16,101		$13,584
Impact of adopting IFRS 9 at November 1, 2017	n/a	(144)		n/a	(144)		n/a
Balance at beginning of period under IFRS 9	$16,701	15,957		n/a	15,957		n/a
Net income attributable to equity shareholders	1,313	1,323		1,045	2,636		2,447
Dividends
Preferred	(24)	(18)		(10)	(42)		(19)
Common	(591)	(574)		(508)	(1,165)		(1,001)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	16	17		n/a	33		n/a
Other	(3)	(4)		1	(7)		–
Balance at end of period	$17,412	$16,701		$15,011	$17,412		$15,011
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$156	$738		$861	$738		$1,114
Net change in foreign currency translation adjustments	536	(582)		503	(46)		250
Balance at end of period	$692	$156		$1,364	$692		$1,364
Net gains (losses) on debt securities measured at FVOCI (2017: AFS debt and equity securities)
Balance at beginning of period under IAS 39	n/a	$60		$91	$60		$161
Impact of adopting IFRS 9 at November 1, 2017	n/a	(28)		n/a	(28)		n/a
Balance at beginning of period under IFRS 9	$(19)	32		n/a	32		n/a
Net change in securities measured at FVOCI	(61)	(51)		35	(112)		(35)
Balance at end of period	$(80)	$(19)		$126	$(80)		$126
Net gains (losses) on cash flow hedges
Balance at beginning of period	$39	$33		$38	$33		$23
Net change in cash flow hedges	(39)	6		8	(33)		23
Balance at end of period	$–	$39		$46	$–		$46
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(262)	$(369)		$(289)	$(369)		$(508)
Net change in post-employment defined benefit plans	(5)	107		(158)	102		61
Balance at end of period	$(267)	$(262)		$(447)	$(267)		$(447)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(13)	$(10)		$(3)	$(10)		$–
Net change attributable to changes in credit risk	1	(3)		(3)	(2)		(6)
Balance at end of period	$(12)	$(13)		$(6)	$(12)		$(6)
Net gains (losses) on equity securities designated at FVOCI
Impact of adopting IFRS 9 at November 1, 2017	n/a	$85	$	n/a	$85		n/a
Balance at beginning of period under IFRS 9	$82	85		n/a	85		n/a
Net gains (losses) on equity securities designated at FVOCI	4	14		n/a	18		n/a
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings (1)	(16)	(17)		n/a	(33)		n/a
Balance at end of period	$70	$82	$	n/a	$70	$	n/a
Total AOCI, net of income tax	$403	$(17)		$1,083	$403		$1,083
Non-controlling interests
Balance at beginning of period under IAS 39	n/a	$202		$194	$202		$201
Impact of adopting IFRS 9 at November 1, 2017	n/a	(4)		n/a	(4)		n/a
Balance at beginning of period under IFRS 9	$187	198		n/a	198		n/a
Net income attributable to non-controlling interests	6	5		5	11		10
Dividends	(21)	(4)		–	(25)		(4)
Other	8	(12)		9	(4)		1
Balance at end of period	$180	$187		$208	$180		$208
Equity at end of period	$33,546	$32,322		$25,876	$33,546		$25,876
(1)	Includes $8 million of gains reclassified to retained earnings for the quarter ended April 30, 2018 (January 31, 2018: $10 million of gains; April 30, 2017: n/a), relating to our investments in equity-accounted associates and joint ventures.
n/a	Not applicable.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

46	CIBC SECOND QUARTER 2018

Consolidated statement of cash flows

		For the three months ended		For the six months ended
Unaudited, millions of Canadian dollars	2018 Apr. 30	2018 Jan. 31	2017 Apr. 30 (1)	2018 Apr. 30	2017 Apr. 30 (1)
Cash flows provided by (used in) operating activities
Net income	$1,319	$1,328	$1,050	$2,647	$2,457
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	212	153	179	365	391
Amortization and impairment (2)	162	166	127	328	247
Stock options and restricted shares expense	9	5	1	14	1
Deferred income taxes	22	88	(181)	110	(134)
(Gains) from debt securities measured at FVOCI and amortized cost (2017: AFS debt and equity securities (gains), net)	(24)	(8)	(43)	(32)	(76)
Net (gains) on disposal of land, buildings and equipment	(3)	(9)	(2)	(12)	(303)
Other non-cash items, net	(136)	(87)	(41)	(223)	(20)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	16	(1,227)	1,416	(1,211)	(123)
Loans, net of repayments	(8,229)	(956)	(8,101)	(9,185)	(15,229)
Deposits, net of withdrawals	1,728	7,389	2,552	9,117	16,624
Obligations related to securities sold short	(1,522)	1,534	1,321	12	2,755
Accrued interest receivable	(197)	(5)	(121)	(202)	(45)
Accrued interest payable	167	(77)	167	90	58
Derivative assets	5,377	(5,111)	(1,735)	266	2,116
Derivative liabilities	(6,818)	6,060	(1,578)	(758)	(4,455)
Securities measured at FVTPL (2017: Trading and FVO securities)	(1,190)	638	(4,351)	(552)	(10,261)
Other assets and liabilities designated at fair value (2017: Other FVO assets and liabilities)	275	(1,224)	750	(949)	1,253
Current income taxes	(83)	(301)	150	(384)	181
Cash collateral on securities lent	492	(525)	(475)	(33)	(816)
Obligations related to securities sold under repurchase agreements	4,644	5,758	9,114	10,402	12,466
Cash collateral on securities borrowed	649	(1,954)	(1,127)	(1,305)	(1,261)
Securities purchased under resale agreements	5,620	(6,984)	1,841	(1,364)	(8,771)
Other, net	4,124	(2,058)	1,924	2,066	1,617
	6,614	2,593	2,837	9,207	(1,328)
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,500	–	–	1,500	–
Redemption/repurchase/maturity of subordinated indebtedness	–	–	(20)	–	(20)
Issue of preferred shares, net of issuance cost	–	445	–	445	–
Issue of common shares for cash	39	70	39	109	123
Net sale (purchase) of treasury shares	9	2	(8)	11	(9)
Dividends paid	(569)	(395)	(327)	(964)	(659)
	979	122	(316)	1,101	(565)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost (2017: Purchase of AFS securities)	(9,578)	(5,960)	(11,950)	(15,538)	(16,815)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost (2017: Proceeds from sale of AFS securities)	2,168	682	6,678	2,850	12,640
Proceeds from maturity of debt securities measured at FVOCI and amortized cost (2017: Proceeds from maturity of AFS securities)	1,530	2,786	3,153	4,316	5,839
Cash used in acquisitions, net of cash acquired	–	(315)	–	(315)	–
Net cash provided by dispositions of investments in equity-accounted associates and joint ventures	66	83	20	149	20
Net sale (purchase) of land, buildings and equipment	(45)	(40)	(72)	(85)	293
	(5,859)	(2,764)	(2,171)	(8,623)	1,977
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	77	(90)	80	(13)	31
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	1,811	(139)	430	1,672	115
Cash and non-interest-bearing deposits with banks at beginning of period	3,301	3,440	3,185	3,440	3,500
Cash and non-interest-bearing deposits with banks at end of period (3)	$5,112	$3,301	$3,615	$5,112	$3,615
Cash interest paid	$1,586	$1,588	$896	$3,174	$2,055
Cash interest received	3,840	3,791	2,815	7,631	5,811
Cash dividends received	192	188	222	380	494
Cash income taxes paid	389	613	225	1,002	463
(1)	Certain information has been reclassified to conform to the current presentation.
(2)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(3)	Includes restricted balance of $393 million (January 31, 2018: $397 million; April 30, 2017: $465 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2018	47

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. Except as indicated below, these interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2017.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on May 22, 2018.

Note 1.    Changes in accounting policies

(a)    Current period changes in accounting policies

IFRS 9 “Financial Instruments” (IFRS 9)

CIBC adopted IFRS 9 “Financial Instruments” (IFRS 9) in place of IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) in the first quarter of 2018 to comply with OSFI’s advisory that requires that domestic systemically important banks (D-SIBs) adopt IFRS 9 for their annual periods beginning on November 1, 2017, one year earlier than required by the IASB. We applied IFRS 9 on a retrospective basis. As permitted, we did not restate our prior period comparative consolidated financial statements, which are reported under IAS 39 and are therefore not comparable to the information presented for 2018.

The adoption of IFRS 9 in the first quarter of 2018 resulted in changes in accounting policy in two principal areas, classification and measurement and impairment. We had previously early adopted the “own credit” provisions of IFRS 9 as of November 1, 2014 and we have elected, as a policy choice permitted under IFRS 9, to continue to apply the hedge accounting requirements of IAS 39.

Classification and measurement

Under IFRS 9, all financial assets must be classified at initial recognition as financial instruments mandatorily measured at FVTPL (trading and non-trading), financial instruments measured at amortized cost, debt financial instruments measured at FVOCI, equity financial instruments designated at FVOCI, or financial instruments designated at FVTPL, based on the contractual cash flow characteristics of the financial assets and the business model under which the financial assets are managed. All financial assets and derivatives are required to be measured at fair value with the exception of financial assets measured at amortized cost. Financial assets are required to be reclassified when and only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

The IFRS 9 classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as FVTPL. The SPPI test is conducted to identify whether the contractual cash flows of a financial instrument are “solely payments of principal and interest” such that any variability in the contractual cash flows is consistent with a “basic lending arrangement”. “Principal” for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset, for example, due to repayments of principal or amortization of the premium/discount. “Interest” for the purpose of this test is defined as the consideration for the time value of money and credit risk, which are the most significant elements of interest within a lending arrangement. Contractual terms that introduce a more than de minimis exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. The intent of the SPPI test is to ensure that debt instruments that contain non-basic lending features, such as conversion options and equity-linked payouts, are measured at FVTPL.

For debt instrument financial assets that meet the SPPI test, classification at initial recognition is determined based on the business model under which these instruments are managed. Debt instruments that are managed on a “held for trading” or “fair value” basis are classified as FVTPL. Debt instruments that are managed on a “hold to collect and for sale” basis are classified as FVOCI for debt. Debt instruments that are managed on a “hold to collect” basis are classified as amortized cost. We consider the following in our determination of the applicable business model for financial assets:

•	The business purpose of the portfolio;
•	The risks that are being managed and the type of business activities that are being carried out on a day-to-day basis to manage the risks;
•	The basis on which performance of the portfolio is being evaluated; and
•	The frequency and significance of sales activity.

All equity instrument financial assets are classified at initial recognition as FVTPL unless they are not held with the intent for short-term profit taking and an irrevocable designation is made to classify the instrument as FVOCI for equities. The classification and measurement of financial liabilities remain essentially unchanged from the IAS 39 requirements, except that changes in the fair value of liabilities designated at FVTPL using the fair value option (FVO) which are attributable to changes in own credit risk are presented in OCI, rather than profit and loss. We early adopted the “own credit” provisions of IFRS 9 as of November 1, 2014.

Derivatives continue to be measured at FVTPL under IFRS 9, except to the extent that they are designated in a hedging relationship, in which case the IAS 39 hedge accounting requirements continue to apply.

As a result of the transition to IFRS 9, the trading, AFS, held-to-maturity (HTM), FVO, and loans and receivables categories under IAS 39 have been replaced with the following classifications under IFRS 9:

Financial instruments mandatorily measured at FVTPL (trading and non-trading)

Trading financial instruments are mandatorily measured at FVTPL as they are held for trading purposes or are part of a managed portfolio with a pattern of short-term profit taking. Non-trading financial assets are also mandatorily measured at fair value if their contractual cash flow characteristics do not meet the SPPI test or if they are managed together with other financial instruments on a fair value basis.

Trading and non-trading financial instruments mandatorily measured at FVTPL are remeasured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Gains (losses) from

48	CIBC SECOND QUARTER 2018

financial instruments measured/designated at FVTPL, net. Interest income and dividends earned on trading and non-trading securities and dividends and interest expense incurred on securities sold short are included in Interest income and Interest expense, respectively.

Financial instruments designated at FVTPL (fair value option)

Financial instruments designated at FVTPL are those that we voluntarily designate at initial recognition as instruments that we will measure at fair value through the consolidated statement of income that would otherwise fall into a different accounting category. As was the case under IAS 39, the FVO designation, once made, is irrevocable and can only be applied if reliable fair values are available, when doing so eliminates or significantly reduces the measurement inconsistency that otherwise would arise from measuring assets or liabilities on a different basis and if certain OSFI requirements are met. Financial liabilities may also be designated at FVTPL when they are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. Designation at FVTPL may also be applied to financial liabilities that have one or more embedded derivatives that would otherwise require bifurcation. Unlike IAS 39, however, there is no need to apply FVO to equity instruments as the default accounting is financial instruments mandatorily measured at FVTPL. As was the case under IAS 39, we apply the FVO to certain mortgage commitments.

Gains and losses realized on dispositions and unrealized gains and losses from changes in the fair value of FVO financial instruments are treated in the same manner as financial instruments which are mandatorily measured at FVTPL, except that changes in the fair value of FVO liabilities that are attributable to changes in own credit risk are recognized in OCI. Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.

Financial assets measured at amortized cost

Financial assets measured at amortized cost are debt financial instruments with contractual cash flows that meet the SPPI test and are managed on a “hold to collect” basis. These financial assets are recognized initially at fair value plus or minus direct and incremental transaction costs, and are subsequently measured at amortized cost, using the effective interest rate method, net of an allowance for expected credit losses (ECL).

Consistent with IAS 39, loans measured at amortized cost under IFRS 9 include residential mortgages, personal loans, credit cards and most business and government loans. In addition, and also consistent with IAS 39, most deposits with banks, securities purchased under resale agreements, cash collateral on securities borrowed and most customers’ liability under acceptances are accounted for at amortized cost under IFRS 9. Most securities classified as HTM under IAS 39 and certain portfolios of treasury securities that were classified as AFS under IAS 39 (but which are managed on a “hold to collect” basis) are classified as amortized cost under IFRS 9.

Debt financial assets measured at FVOCI

Debt financial instruments measured at FVOCI are non-derivative financial assets with contractual cash flows that meet the SPPI test and are managed on a “hold to collect and for sale” basis.

Subsequent measurement of debt instruments classified at FVOCI under IFRS 9 operates in a similar manner to AFS debt securities under IAS 39, except that the ECL impairment model must be applied to these instruments under IFRS 9. As a result, FVOCI debt instruments are measured initially at fair value, plus direct and incremental transaction costs. Subsequent to initial recognition, FVOCI debt instruments are remeasured at FVOCI, with the exception that both related foreign exchange gains or losses and changes in ECL allowances are recognized in the consolidated statement of income. Cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income when the debt instrument is sold. Realized gains and losses on sale, determined on an average cost basis, and changes in ECL allowances, are included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net in the consolidated statement of income. Interest income from FVOCI debt instruments is included in Interest income. FVOCI debt instruments include our treasury securities which are managed on a “hold to collect and for sale” basis.

A debt financial instrument is classified as impaired (stage 3) when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred.

Equity financial instruments designated at FVOCI

Equity financial instruments are measured at FVTPL unless an irrevocable designation is made to measure them at FVOCI. Gains or losses from changes in the fair value of equity instruments designated at FVOCI, including any related foreign exchange gains or losses, are recognized in OCI. In contrast to AFS equity securities under IAS 39, amounts recognized in OCI will not be subsequently recycled to profit or loss, with the exception of dividends. Instead, cumulative gains or losses upon derecognition of the equity instrument will be transferred within equity from AOCI to retained earnings and presented in Net gains (losses) reclassified to retained earnings in the consolidated statement of changes in equity. Financial assets designated as FVOCI include non-trading equity securities, primarily related to our investment in private companies and limited partnerships.

Impairment – allowance for expected credit losses

Under IFRS 9, ECL allowances are recognized on all financial assets that are debt instruments classified either as amortized cost or FVOCI and for all loan commitments and financial guarantees that are not measured at FVTPL. The application of an ECL model represents a significant change from the incurred loss model under IAS 39. ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. Forward-looking information (FLI) is explicitly incorporated into the estimation of ECL allowances, which involves significant judgment (see Note 5 for additional details). In contrast, the incurred loss model incorporated a single best estimate, the time value of money and information about past events and current conditions.

ECL allowances are measured at amounts equal to either: (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments which have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment. In contrast, under the incurred loss model lifetime credit losses were recognized when there was objective evidence of impairment and allowances for incurred but not identified credit losses were also recognized.

The calculation of ECL allowances is based on the expected value of three probability-weighted scenarios to measure the expected cash shortfalls, discounted at the effective interest rate. A cash shortfall is the difference between the contractual cash flows that are due and the cash flows that we expect to receive. The key inputs in the measurement of ECL allowances are as follows:

•	The probability of default (PD) is an estimate of the likelihood of default over a given time horizon;
•	The loss given default (LGD) is an estimate of the loss arising in the case where a default occurs at a given time; and
•	The exposure at default (EAD) is an estimate of the exposure at a future default date.

CIBC SECOND QUARTER 2018	49

Lifetime ECL is the expected credit losses that result from all possible default events over the expected life of a financial instrument. 12-month ECL is the portion of lifetime expected credit losses that represent the expected credit losses that result from default events on the financial instrument that are possible within the 12 months after the reporting date.

Due to the inclusion of relative credit deterioration criteria and consideration of FLI, lifetime credit losses are generally recognized earlier under IFRS 9.

Stage migration and SICR

As a result of the requirements above, financial instruments subject to ECL allowances are categorized into three stages.

For non-impaired financial instruments:

Stage 1 is comprised of all non-impaired financial instruments which have not experienced a SICR since initial recognition. We recognize 12 months of ECL for stage 1 financial instruments. In assessing whether credit risk has increased significantly, we compare the risk of a default occurring on the financial instrument as at the reporting date, with the risk of a default occurring on the financial instrument as at the date of its initial recognition.

Stage 2 is comprised of all non-impaired financial instruments which have experienced a SICR since initial recognition. We recognize lifetime ECL for stage 2 financial instruments. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a SICR since initial recognition, then we revert to recognizing 12 months of ECL as the financial instrument has migrated back to stage 1.

We determine whether a financial instrument has experienced a SICR since its initial recognition on an individual financial instrument basis. Changes in the required ECL allowance, including the impact of financial instruments migrating between stage 1 and stage 2, are recorded in Provision for credit losses in the consolidated statement of income. Significant judgment is also required in the application of SICR (see Note 5 for additional details).

Stage 3 financial instruments are those that we have classified as impaired. We recognize lifetime ECL for all stage 3 financial instruments. We classify a financial instrument as impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Under IFRS 9, all financial instruments on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was the same under IAS 39, except that under IAS 39: (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were classified as impaired only when payments were contractually 365 days in arrears; and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were classified as impaired only when payments were contractually 180 days in arrears.

A financial instrument is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Financial instruments are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of those amounts. When financial instruments are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.

Purchased loans

Both purchased performing and purchased credit-impaired loans are initially measured at their acquisition date fair values. As a result of recording these loans at fair value, no allowance for credit losses is recognized in the purchase equation at the acquisition date under either IFRS 9 or IAS 39. Fair value is determined by estimating the principal and interest cash flows expected to be collected and discounting those cash flows at a market rate of interest. At the acquisition date, we classify a loan as performing where we expect timely collection of all amounts in accordance with the original contractual terms of the loan and as credit-impaired where it is probable that we will not be able to collect all contractually required payments.

For purchased performing loans, the acquisition date fair value adjustment on each loan is amortized to interest income over the expected remaining life of the loan using the effective interest rate method under both IFRS 9 and IAS 39. The remaining unamortized amounts relating to those loans are recorded in income in the period that the loan is repaid. Under IFRS 9, ECL allowances are established in Provision for credit losses in the consolidated statement of income immediately after the acquisition date based on classifying each loan in stage 1, since the acquisition date is established as the initial recognition date of purchased performing loans for the purpose of assessing whether a SICR has occurred. This is comparable to the requirements under IAS 39 where collective allowances were established after the acquisition date as the purchased loan portfolio turned over and to the extent that the credit quality of the acquired portfolio deteriorated. Subsequent to the acquisition date, ECL allowances are estimated in a manner consistent with our SICR and impairment policies that we apply to loans that we originate. Under IAS 39, actual individual allowances for credit losses were recorded as they arose subsequent to the acquisition date in a manner that was consistent with our IAS 39 impairment policy for loans that we originated.

For purchased credit-impaired loans under both IFRS 9 and IAS 39, the acquisition date fair value adjustment on each loan consists of management’s estimate of the shortfall of principal and interest cash flows expected to be collected and the time value of money. The time value of money component of the fair value adjustment is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. Subsequent to the acquisition date, we regularly re-estimate the expected cash flows for purchased credit-impaired loans. Decreases in the expected cash flows will result in an increase in our ECL allowances under IFRS 9, which is consistent with the previous IAS 39 requirements. Increases in the expected cash flows will result in a recovery of the ECL allowance under IFRS 9. Under IAS 39, increases in the expected cash flows resulted in a recovery of provision for credit losses and a reduction in our allowance for credit losses, or if no allowance existed, an increase in interest income. ECL allowances for purchased credit-impaired loans are reported in stage 3.

Reconciliation of allowances under IAS 39 to IFRS 9

For our business and government portfolios, the individually assessed allowances for impaired instruments recognized under IAS 39 have generally been replaced by stage 3 allowances under IFRS 9, while the collective allowances for non-impaired financial instruments have generally been replaced by either stage 1 or stage 2 allowances under IFRS 9. For our retail portfolios, the portion of our collective allowances that relate to impaired financial instruments under IAS 39 have generally been replaced by stage 3 allowances under IFRS 9, while the non-impaired portion of our collective allowances have generally been replaced by either stage 1 or stage 2 allowances under IFRS 9.

50	CIBC SECOND QUARTER 2018

The following table reconciles the closing allowance for credit losses in accordance with IAS 39 as at October 31, 2017, to the opening ECL allowance determined in accordance with IFRS 9 as at November 1, 2017:

$ millions, as at			2017 Oct. 31					2017 Nov. 1
	IAS 39				IFRS 9
	Individual Allowance	Collective Allowance	Total	Remeasurements	Stage 1	Stage 2	Stage 3	Total (1)
Loans
Residential mortgages	$2	$201	$203	$19	$28	$43	$151	$222
Personal	7	488	495	(19)	164	202	110	476
Credit card	–	386	386	128	101	413	–	514
Business and government	183	470	653	(65)	234	150	204	588
	$192	$1,545	$1,737	$63	$527	$808	$465	$1,800
Comprises:
Loans	$192	$1,426	$1,618	$69	$474	$748	$465	$1,687
Undrawn credit facilities and other off-balance sheet exposures (2)	–	119	119	(6)	53	60	–	113
Securities
Debt securities measured at FVOCI (3)	n/a	n/a	n/a	$49	$14	$35	$–	$49
(1)	In addition, ECL allowances for other financial assets classified as amortized cost were immaterial as at November 1, 2017.
(2)	Included in other liabilities on the interim consolidated balance sheet.
(3)	The ECL allowances for debt securities measured at FVOCI are recognized in AOCI and do not affect the carrying value on our interim consolidated balance sheet, as these securities are measured at fair value.
n/a	Not applicable under IAS 39.

CIBC SECOND QUARTER 2018	51

Differences in the carrying amounts of financial instruments that resulted from the adoption of IFRS 9, other than from the voluntary adoption of the “own credit” provisions, have been recognized in our opening November 1, 2017 retained earnings and AOCI as if we had always followed the requirements of IFRS 9. The following table reconciles the carrying amounts under IAS 39 to the carrying amounts under IFRS 9, and the impact, net of tax, on shareholders’ equity and total equity due to the transition to IFRS 9 on November 1, 2017:

$ millions	IAS 39 carrying amount as at Oct. 31, 2017		Reclassification		Remeasurements		IFRS 9 carrying amount as at Nov. 1, 2017
ASSETS
Cash and non-interest-bearing deposits with banks	$3,440		$–		$–		$3,440
Interest-bearing deposits with banks	10,712		–		–		10,712
Securities
Trading and FVO securities
Opening balance	50,827
To securities mandatorily measured and designated at FVTPL			(50,827	) (1)
Closing balance							–
AFS and HTM securities
Opening balance	42,592
To debt securities measured at FVOCI			(32,945	) (2)
To equity securities designated at FVOCI			(459	) (3)
To securities mandatorily measured at FVTPL			(1,092	) (4)
To securities measured at amortized cost			(8,096	) (5)
Closing balance							–
Securities mandatorily measured and designated at FVTPL
Opening balance	–
From AFS securities			1,092	(4)
From trading and FVO securities			50,827	(1)
From loans			12	(4)
Closing balance							51,931
Debt securities measured at FVOCI
Opening balance	–
From AFS securities			32,945	(2)
Closing balance							32,945
Equity securities designated at FVOCI
Opening balance	–
From AFS securities			459	(3)
Closing balance							459
Securities measured at amortized cost
Opening balance	–
From AFS and HTM securities			8,110	(5)
Closing balance							8,110
	93,419		26		–		93,445
Cash collateral on securities borrowed	5,035		–		–		5,035
Securities purchased under resale agreements	40,383	(6)	–		–		40,383
Loans
Loans, net of allowance for credit losses	356,734		(375	) (4)	(138	) (7)	356,221
Loans mandatorily measured at FVTPL	–		363	(4)	–		363
	356,734		(12)		(138)		356,584
Other	55,541		2		25		55,568
	$565,264		$16		$(113)		$565,167
LIABILITIES AND EQUITY
Deposits (8)	$439,706		$–		$–		$439,706
Cash collateral on securities lent	2,024		–		–		2,024
Obligations related to securities sold under repurchase agreements	27,971		–		–		27,971
Subordinated indebtedness	3,209		–		–		3,209
Obligations related to securities sold short	13,713		–		–		13,713
Other	47,404		–		(6)		47,398
Total liabilities	534,027		–		(6)		534,021
Equity
Preferred shares	1,797		–		–		1,797
Common shares	12,548		–		–		12,548
Contributed surplus	137		–		–		137
Retained earnings	16,101		4		(148)		15,957
Accumulated other comprehensive income
Opening balance	452
Reclassification of AFS debt securities to securities measured at amortized cost			16
Reclassification of AFS equity securities to securities mandatorily measured at FVTPL			(4)
Recognition of ECL under IFRS 9 on debt securities measured at FVOCI					45
Closing balance							509
Total shareholders’ equity	31,035		16		(103)		30,948
Non-controlling interests	202		–		(4)		198
Total equity	31,237		16		(107)		31,146
	$565,264		$16		$(113)		$565,167
(1)	In our structured credit run-off portfolio, certain securities have been reclassified from FVO to securities mandatorily measured at FVTPL.
(2)	Certain AFS debt securities have been reclassified to debt securities measured at FVOCI as the securities met the “solely payment of principal and interest” criteria under IFRS 9 and are managed under a “hold to collect and to sell” business model.
(3)	Certain securities have been reclassified from AFS to equity securities designated at FVOCI.
(4)	Certain asset-backed securities and asset-backed loans have been reclassified from either AFS or loans to securities or loans mandatorily measured at FVTPL.
(5)	Certain debt securities have been reclassified from AFS to securities measured at amortized cost as they met the “solely payment of principal and interest” criteria under IFRS 9 and are held within a business model whose objective is to hold assets to collect the contractual cash flows. The fair value of these securities that were still held at April 30, 2018 was $4,564 million. The change in fair value of these securities that would have been recognized in OCI was a loss of $12 million for the three months ended April 30, 2018 and a loss of $32 million for the six months ended April 30, 2018 had these securities continued to be measured through OCI. In addition, certain HTM securities that are managed under a “hold to collect” business model were reclassified to securities measured at amortized cost.
(6)	Includes $1,450 million of certain securities purchased under resale agreements that are measured at FVTPL using the FVO under IAS 39 and as mandatorily measured at FVTPL under IFRS 9.
(7)	Comprises measurement adjustments of $69 million related to ECL and $69 million related to the application of the effective interest rate method recognized upon transition to IFRS 9.
(8)	Includes FVO deposits of $5,947 million under both IAS 39 and IFRS 9.

52	CIBC SECOND QUARTER 2018

Other accounting policies related to the accounting for financial instruments following the application of IFRS 9 are as follows:

Determination of fair value

The transition to IFRS 9 did not impact the definition of fair value, which continues to be defined as the price that would be received to sell an asset or paid to transfer a liability between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based upon the market observability of the valuation inputs used in measuring the fair value. See Note 2 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

Transaction costs

Transaction costs relating to financial instruments mandatorily measured or designated at FVTPL are expensed as incurred under IFRS 9, consistent with the accounting for transaction costs related to trading and FVO instruments under IAS 39. For instruments measured at amortized cost and debt instruments measured at FVOCI, transaction costs are amortized over the expected life of the instrument using the effective interest rate method. For equity instruments designated at FVOCI, transaction costs are included in the instrument’s carrying value.

Date of recognition of securities

Under IFRS 9, we continue to account for all securities on our consolidated balance sheet using settlement date accounting, consistent with our accounting under IAS 39.

Effective interest rate

Under IFRS 9, interest income and expense for all financial instruments measured at amortized cost and for debt securities measured at FVOCI is recognized in Interest income and Interest expense using the effective interest rate method, which is similar to the requirements under IAS 39 for loans and receivables and AFS debt securities. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.

Under IFRS 9, interest income is recognized on stage 1 and stage 2 financial assets measured at amortized cost by applying the effective interest rate to the gross carrying amount of the financial instrument. For stage 3 financial instruments, interest income is recognized using the rate of interest used to discount the estimated future cash flows for the purpose of measuring the impairment loss and applied to the net carrying value of the financial instrument, which is similar to the methodology under IAS 39.

Embedded derivatives

Under both IFRS 9 and IAS 39, derivatives embedded in financial liabilities are accounted for as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined instrument is not classified as FVTPL or designated as FVTPL using the FVO. These embedded derivatives, which are classified together with the host instrument on the consolidated balance sheet, are measured at fair value, with changes therein included in the consolidated statement of income. The residual amount of the host liability is accreted to its maturity value through Interest income and Interest expense, respectively, using the effective interest rate method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the residual host instrument. Where an embedded derivative is separable from the host instrument but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at FVTPL.

Under IFRS 9, embedded derivatives are no longer bifurcated from financial assets. Instead the financial asset is classified in its entirety into the appropriate classification at initial recognition through an assessment of the contractual cash flow characteristics of the asset and the business model under which it is managed.

Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, assets remain on the consolidated balance sheet and funding from these transactions is accounted for as Deposits – secured borrowing transactions.

Under both IFRS 9 and IAS 39, securitizations to non-consolidated structured entities (SEs) are accounted for as sales, with the related assets being derecognized, only where:

•	our contractual right to receive cash flows from the assets has expired;
•	we transfer our contractual rights to receive the cash flows of the financial asset, and have: (i) transferred substantially all the risks and rewards of ownership, or (ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or
•	the transfer meets the criteria of a qualifying pass-through arrangement.

Derecognition of financial liabilities

Under both IFRS 9 and IAS 39, a financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

CIBC SECOND QUARTER 2018	53

Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Under both IAS 39 and IFRS 9, financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the present value of any expected payment when a payment under the guarantee has become probable. A financial guarantee that qualifies as a derivative is remeasured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.

(b)    Future accounting policy changes

In March 2018, the IASB issued a revised version of its “Conceptual Framework for Financial Reporting” (Conceptual Framework). The Conceptual Framework sets out the fundamental concepts that underlie the preparation and presentation of financial statements and serves to guide the IASB in developing IFRS standards. The Conceptual Framework also assists entities in developing accounting policies when no IFRS standard applies to a particular transaction, and more broadly, the Conceptual Framework helps entities to understand and interpret the standards. The Conceptual Framework is effective for annual periods beginning on or after January 1, 2020, which for us will be on November 1, 2020. Early application is permitted. We are currently assessing the impact of the Conceptual Framework on our consolidated financial statements.

For details on other future accounting policy changes, refer to Note 32 to the consolidated financial statements included in our 2017 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2018.

54	CIBC SECOND QUARTER 2018

Note 2.    Fair value measurement

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2018 Apr. 30	2017 Oct. 31	2018 Apr. 30	2017 Oct. 31	2018 Apr. 30	2017 Oct. 31	2018 Apr. 30	2017 Oct. 31
Financial assets
Deposits with banks	$–	$–	$215	$417	$–	$–	$215	$417
Securities mandatorily measured and designated at FVTPL (2017: Trading and FVO securities)
Government issued or guaranteed	882	2,403	17,459 (1)	13,103 (1)	–	–	18,341	15,506
Corporate equity	28,102	30,737	487	255	–	32	28,589	31,024
Corporate debt	–	–	2,762	2,256	25	–	2,787	2,256
Mortgage- and asset-backed	–	–	2,229	1,944	537	97 (2)	2,766	2,041
	28,984	33,140	22,937	17,558	562	129	52,483	50,827
Loans mandatorily measured at FVTPL (2017: Trading loans)
Business and government	–	–	14,233	13,907	611	103	14,844	14,010
Residential mortgages	–	–	7	12	–	–	7	12
	–	–	14,240	13,919	611	103	14,851	14,022
Debt securities measured at FVOCI (2017: AFS debt securities)
Government issued or guaranteed	3,597	4,299	23,151	21,015	–	–	26,748	25,314
Corporate debt	–	–	5,315	5,152	–	4	5,315	5,156
Mortgage- and asset-backed	–	–	6,234	7,544	–	1,674	6,234	9,218
	3,597	4,299	34,700	33,711	–	1,678	38,297	39,688
Equity securities designated at FVOCI (2017: AFS equity securities)
Corporate equity	53	28	199	152	293	289	545	469
	53	28	199	152	293	289	545	469
Securities purchased under resale agreements measured at FVTPL (2017: FVO securities purchased under resale agreements)	–	–	3,244	1,450 (3)	–	–	3,244	1,450
Derivative instruments
Interest rate	–	–	7,000	8,218	2	28	7,002	8,246
Foreign exchange	–	–	10,978	11,643	–	–	10,978	11,643
Credit	–	–	3	11	120	130	123	141
Equity	1,781	1,541	1,269	1,285	26	38	3,076	2,864
Precious metal	–	–	205	226	–	–	205	226
Other commodity	260	270	2,295	952	–	–	2,555	1,222
	2,041	1,811	21,750	22,335	148	196	23,939	24,342
Total financial assets	$34,675	$39,278	$97,285	$89,542	$1,614	$2,395	$133,574	$131,215
Financial liabilities
Deposits and other liabilities (4)	$–	$–	$(7,127)	$(6,309)	$(376)	$(369)	$(7,503)	$(6,678)
Obligations related to securities sold short	(4,298)	(7,291)	(9,427)	(6,422)	–	–	(13,725)	(13,713)
	(4,298)	(7,291)	(16,554)	(12,731)	(376)	(369)	(21,228)	(20,391)
Derivative instruments
Interest rate	–	–	(7,638)	(7,867)	(37)	(20)	(7,675)	(7,887)
Foreign exchange	–	–	(9,935)	(10,998)	–	–	(9,935)	(10,998)
Credit	–	–	(16)	(34)	(136)	(148)	(152)	(182)
Equity	(1,174)	(937)	(2,107)	(2,289)	(143)	(77)	(3,424)	(3,303)
Precious metal	–	–	(114)	(124)	–	–	(114)	(124)
Other commodity	(523)	(203)	(473)	(574)	–	–	(996)	(777)
	(1,697)	(1,140)	(20,283)	(21,886)	(316)	(245)	(22,296)	(23,271)
Total financial liabilities	$(5,995)	$(8,431)	$(36,837)	$(34,617)	$(692)	$(614)	$(43,524)	$(43,662)
(1)	Includes $51 million related to securities designated at FVTPL (October 31, 2017: included $54 million related to FVO securities).
(2)	Includes $94 million related to FVO asset-backed securities.
(3)	Certain securities purchased under resale agreements were designated at fair value by electing the FVO under IAS 39. These securities are measured at FVTPL under IFRS 9.
(4)	Comprises FVO deposits of $6,869 million (October 31, 2017: $5,947 million), net bifurcated embedded derivative liabilities of $518 million (October 31, 2017: $596 million), FVO other liabilities of $15 million (October 31, 2017: $9 million), and other financial liabilities measured at fair value of $101 million (October 31, 2017: $126 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended April 30, 2018, we transferred $157 million of securities mandatorily measured at FVTPL and $1,284 million of securities sold short from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities (for the quarter ended January 31, 2018, $211 million of securities mandatorily measured at FVTPL and $497 million of securities sold short were transferred from Level 1 to Level 2; for the quarter ended April 30, 2017, $419 million of trading securities and $2,018 million securities sold short were transferred from Level 1 to Level 2). In addition, transfers between Level 2 and Level 3 were made during the quarters ended April 30, 2018, January 31, 2018 and April 30, 2017 as there were changes in the extent to which non-observable inputs have a significant impact on the fair value of these instruments or there were changes in the observability of one or more inputs that significantly impact their fair value, as noted in the following table.

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC SECOND QUARTER 2018	55

		Reclassification upon adoption of IFRS 9 (2)		Net gains (losses) included in income (1)
$ millions, for the three months ended	IAS 39 Opening balance		IFRS 9 Opening balance	Realized (3)	Unrealized (3)(4)	Net unrealized gains (losses) included in OCI (5)	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Apr. 30, 2018
Securities mandatorily measured at FVTPL (2017: Trading securities)
Corporate debt	n/a	n/a	$–	$–	$(1)	$–	$–	$–	$26	$–	$–	$–	$25
Mortgage- and asset-backed	n/a	n/a	688	2	8	–	–	–	–	–	(20)	(141)	537
Loans mandatorily measured at FVTPL (2017: Trading loans)
Business and government	n/a	n/a	737	–	–	19	–	–	154	–	(10)	(289)	611
Debt securities measured at FVOCI (2017: AFS debt securities)
Corporate debt	n/a	n/a	26	–	–	–	–	–	–	–	(26)	–	–
Equity securities designated at FVOCI (2017: AFS equity securities)
Corporate equity	n/a	n/a	285	–	(1)	8	–	–	45	–	(44)	–	293
Derivative instruments
Interest rate	n/a	n/a	17	–	(15)	–	–	–	–	–	–	–	2
Credit	n/a	n/a	119	(4)	5	–	–	–	–	–	–	–	120
Equity	n/a	n/a	34	–	(15)	–	–	(1)	17	–	–	(9)	26
Total assets	n/a	n/a	$1,906	$(2)	$(19)	$27	$–	$(1)	$242	$–	$(100)	$(439)	$1,614
Deposits and other liabilities (6)	n/a	n/a	$(430)	$–	$63	$–	$(1)	$1	$–	$(27)	$–	$18	$(376)
Derivative instruments
Interest rate	n/a	n/a	(42)	–	(1)	–	–	–	–	–	–	6	(37)
Credit	n/a	n/a	(134)	4	(6)	–	–	–	–	–	–	–	(136)
Equity	n/a	n/a	(181)	–	17	–	–	46	–	(44)	–	19	(143)
Total liabilities	n/a	n/a	$(787)	$4	$73	$–	$(1)	$47	$–	$(71)	$–	$43	$(692)
Jan. 31, 2018
Securities mandatorily measured at FVTPL (2017: Trading securities)
Corporate equity	$32	$–	$32	$–	$–	$–	$–	$–	$–	$–	$–	$(32)	$–
Mortgage- and asset-backed	3	707	710	–	(1)	–	12	–	61	–	–	(94)	688
Securities designated at FVTPL (2017: FVO securities)
Asset-backed	94	(94)	–	–	–	–	–	–	–	–	–	–	–
Loans mandatorily measured at FVTPL (2017: Trading loans)
Business and government	103	363	466	–	(5)	(35)	–	–	405	13	(101)	(6)	737
Debt securities measured at FVOCI (2017: AFS debt securities)
Corporate debt	4	–	4	(5)	1	–	–	–	26	–	–	–	26
Mortgage- and asset-backed	1,674	(1,674)	–	–	–	–	–	–	–	–	–	–	–
Equity securities designated at FVOCI (2017: AFS equity securities)
Corporate equity	289	–	289	(3)	(1)	(4)	–	–	7	–	(3)	–	285
Derivative instruments
Interest rate	28	–	28	–	(3)	–	–	–	–	–	–	(8)	17
Credit	130	–	130	(3)	(8)	–	–	–	–	–	–	–	119
Equity	38	–	38	–	(10)	–	12	–	–	–	–	(6)	34
Total assets	$2,395	$(698)	$1,697	$(11)	$(27)	$(39)	$24	$–	$499	$13	$(104)	$(146)	$1,906
Deposits and other liabilities (6)	$(369)	$–	$(369)	$–	$(16)	$–	$(37)	$20	$–	$(51)	$–	$23	$(430)
Derivative instruments
Interest rate	(20)	–	(20)	–	(19)	–	–	–	–	–	–	(3)	(42)
Credit	(148)	–	(148)	3	9	–	–	–	–	–	–	2	(134)
Equity	(77)	–	(77)	–	(24)	–	(71)	–	–	(28)	–	19	(181)
Total liabilities	$(614)	$–	$(614)	$3	$(50)	$–	$(108)	$20	$–	$(79)	$–	$41	$(787)
Apr. 30, 2017
Trading securities
Corporate equity	$41	n/a	n/a	$–	$1	$–	$–	$–	$–	$–	$–	$–	$42
Mortgage- and asset-backed	6	n/a	n/a	–	(3)	–	–	–	–	–	–	–	3
FVO securities
Asset-backed	91	n/a	n/a	1	6	–	–	–	–	–	–	(2)	96
AFS securities
Corporate equity	338	n/a	n/a	18	(6)	5	–	–	7	–	(35)	–	327
Corporate debt	5	n/a	n/a	–	–	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,647	n/a	n/a	1	–	2	–	–	82	–	–	(195)	1,537
Derivative instruments
Interest rate	11	n/a	n/a	–	23	–	–	–	–	–	–	(3)	31
Credit	140	n/a	n/a	(4)	6	–	–	–	–	–	–	–	142
Equity	12	n/a	n/a	–	4	–	19	–	–	–	–	(1)	34
Total assets	$2,291	n/a	n/a	$16	$31	$7	$19	$–	$89	$–	$(35)	$(201)	$2,217
Deposits and other liabilities (6)	$(263)	n/a	n/a	$–	$5	$–	$–	$–	$–	$(48)	$–	$52	$(254)
Derivative instruments
Interest rate	(27)	n/a	n/a	–	–	–	–	1	–	–	–	–	(26)
Credit	(159)	n/a	n/a	4	(7)	–	–	–	–	–	–	–	(162)
Equity	(42)	n/a	n/a	–	(12)	–	(25)	–	–	(1)	–	–	(80)
Total liabilities	$(491)	n/a	n/a	$4	$(14)	$–	$(25)	$1	$–	$(49)	$–	$52	$(522)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Certain reclassifications have been made upon adoption of IFRS 9. See Note 1 for more details about our transition to IFRS 9 on November 1, 2017.
(3)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(4)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(5)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations is included in OCI.
(6)	Includes FVO deposits of $42 million (January 31, 2018: $42 million; April 30, 2017: $42 million) and net bifurcated embedded derivative liabilities of $334 million (January 31, 2018: $388 million; April 30, 2017: $212 million).
n/a	Not applicable.

56	CIBC SECOND QUARTER 2018

		Reclassification upon adoption of IFRS 9 (2)		Net gains (losses) included in income (1)
$ millions, for the six months ended	IAS 39 Opening balance		IFRS 9 Opening balance	Realized (3)	Unrealized (3)(4)	Net unrealized gains (losses) included in OCI (5)	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Apr. 30, 2018
Securities mandatorily measured at FVTPL (2017: Trading securities)
Corporate equity	$32	$–	$32	$–	$–	$–	$–	$–	$–	$–	$–	$(32)	$–
Corporate debt	–	–	–	–	(1)	–	–	–	26	–	–	–	25
Mortgage- and asset-backed	3	707	710	2	7	–	12	–	61	–	(20)	(235)	537
Securities designated at FVTPL (2017: FVO securities) Asset-backed	94	(94)	–	–	–	–	–	–	–	–	–	–	–
Loans mandatorily measured at FVTPL (2017: Trading loans)
Business and government	103	363	466	–	(5)	(16)	–	–	559	13	(111)	(295)	611
Debt securities measured at FVOCI (2017: AFS debt securities)
Corporate debt	4	–	4	(5)	1	–	–	–	26	–	(26)	–	–
Mortgage- and asset-backed	1,674	(1,674)	–	–	–	–	–	–	–	–	–	–	–
Equity securities designated at FVOCI (2017: AFS equity securities)
Corporate equity	289	–	289	(3)	(2)	4	–	–	52	–	(47)	–	293
Derivative instruments
Interest rate	28	–	28	–	(18)	–	–	–	–	–	–	(8)	2
Credit	130	–	130	(7)	(3)	–	–	–	–	–	–	–	120
Equity	38	–	38	–	(25)	–	12	(1)	17	–	–	(15)	26
Total assets	$2,395	$(698)	$1,697	$(13)	$(46)	$(12)	$24	$(1)	$741	$13	$(204)	$(585)	$1,614
Deposits and other liabilities (6)	$(369)	$–	$(369)	$–	$47	$–	$(38)	$21	$–	$(78)	$–	$41	$(376)
Derivative instruments
Interest rate	(20)	–	(20)	–	(20)	–	–	–	–	–	–	3	(37)
Credit	(148)	–	(148)	7	3	–	–	–	–	–	–	2	(136)
Equity	(77)	–	(77)	–	(7)	–	(71)	46	–	(72)	–	38	(143)
Total liabilities	$(614)	$–	$(614)	$7	$23	$–	$(109)	$67	$–	$(150)	$–	$84	$(692)
Apr. 30, 2017
Trading securities
Corporate equity	$40	n/a	n/a	$–	$2	$–	$–	$–	$–	$–	$–	$–	$42
Mortgage- and asset-backed	496	n/a	n/a	2	(3)	–	–	–	–	–	–	(492)	3
FVO securities
Asset-backed	94	n/a	n/a	2	5	–	–	–	–	–	–	(5)	96
AFS securities
Corporate equity	344	n/a	n/a	32	(8)	(2)	–	–	15	–	(54)	–	327
Corporate debt	5	n/a	n/a	–	–	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,947	n/a	n/a	3	–	(1)	–	–	116	–	–	(528)	1,537
Derivative instruments
Interest rate	31	n/a	n/a	–	3	–	–	–	–	–	–	(3)	31
Credit	140	n/a	n/a	(4)	6	–	–	–	–	–	–	–	142
Equity	24	n/a	n/a	–	8	–	2	–	4	–	–	(4)	34
Total assets	$3,121	n/a	n/a	$35	$13	$(3)	$2	$–	$135	$–	$(54)	$(1,032)	$2,217
Deposits and other liabilities (6)	$(506)	n/a	n/a	$–	$(32)	$–	$(2)	$42	$–	$(109)	$–	$353	$(254)
Derivative instruments
Interest rate	(35)	n/a	n/a	–	8	–	–	1	–	–	–	–	(26)
Credit	(197)	n/a	n/a	14	(7)	–	–	–	–	–	–	28	(162)
Equity	(42)	n/a	n/a	–	(18)	–	(25)	9	–	(7)	–	3	(80)
Total liabilities	$(780)	n/a	n/a	$14	$(49)	$–	$(27)	$52	$–	$(116)	$–	$384	$(522)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Certain reclassifications have been made upon adoption of IFRS 9. See Note 1 for more details about our transition to IFRS 9 on November 1, 2017.
(3)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(4)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(5)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations is included in OCI.
(6)	Includes FVO deposits of $42 million (April 30, 2017: $42 million) and net bifurcated embedded derivative liabilities of $334 million (April 30, 2017: $212 million).
n/a	Not applicable.

Quantitative information about significant non-observable inputs and sensitivity of Level 3 financial assets and liabilities

During the quarter, there were no significant changes in the valuation techniques and the range of significant non-observable inputs used in measuring our Level 3 financial assets and liabilities. The impact of adjusting one or more of the non-observable inputs within a reasonably possible range on the fair value of our Level 3 financial assets and liabilities as at April 30, 2018 did not change significantly from the impact disclosed in the 2017 Annual Report.

Financial instruments designated at FVTPL (Fair value option)

A net gain of $12 million, net of hedges was realized for FVO assets and FVO liabilities, which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net (a net gain of $9 million and $1 million for the three months ended January 31, 2018 and April 30, 2017, respectively). The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. The pre-tax impact of changes in CIBC’s own credit risk on our FVO liabilities was a gain of $1 million for the three months ended April 30, 2018 (losses of $4 million and losses of $4 million for the three months ended January 31, 2018 and April 30, 2017, respectively), losses of $3 million for the six months ended April 30, 2018 and losses of $17 million cumulatively (losses of $8 million for the six months ended April 30, 2017 and losses of $8 million cumulatively).

CIBC SECOND QUARTER 2018	57

Note 3.    Significant transactions

Acquisition of Wellington Financial

On January 5, 2018, CIBC acquired both the loan assets of Wellington Financial Fund V LP (Wellington Financial) and its management team for a combination of cash, common shares, and exchangeable shares. The acquisition supports the launch of CIBC Innovation Banking, a full service business that delivers strategic advice and funding to North American technology and innovation clients at each stage of their business cycle, and further deepens CIBC’s capabilities and complements CIBC Bank USA’s existing commercial banking team. Goodwill of $62 million was recognized as a result of the acquisition.

The exchangeable shares issued as part of the consideration for the acquisition are economically equivalent to CIBC common shares, and are subject to various vesting and performance conditions. A portion of the exchangeable shares are treated as equity-settled share-based compensation awards, and will be amortized into income over the relevant vesting periods.

The results of the acquired business have been consolidated from the date of close and are included in our Canadian Commercial Banking and Wealth Management strategic business unit (SBU).

Acquisition of PrivateBancorp, Inc.

On June 23, 2017, we completed the acquisition of PrivateBancorp, Inc. (PrivateBancorp) and its subsidiary, The PrivateBank and Trust Company (The PrivateBank, subsequently rebranded as CIBC Bank USA). During the first quarter of 2018, we finalized the purchase price allocation, and recognized an increase in goodwill of $29 million primarily due to additional information arising from the settlement of the dispute with former PrivateBancorp shareholders who validly exercised their dissent and appraisal rights under Delaware law.

Acquisition of Geneva Advisors

On August 31, 2017, we completed the acquisition of Geneva Advisors, LLC (Geneva Advisors). During the first quarter of 2018, we finalized the purchase price allocation. No adjustments were recorded as a result of the finalization. For additional information, see Note 3 in our 2017 annual consolidated financial statements.

Note 4.    Securities

Securities

$ millions, as at	2018 Apr. 30	2017 Oct. 31
	IFRS 9 Carrying amount	IAS 39 Carrying amount
AFS debt securities	$ n/a	$39,688
Debt securities measured at FVOCI	38,297	n/a
AFS equity securities	n/a	469
Equity securities designated at FVOCI	545	n/a
HTM securities	n/a	2,435
Securities measured at amortized cost (1)	10,994	n/a
Trading and FVO securities	n/a	50,827
Securities mandatorily measured and designated at FVTPL	52,483	n/a
	$102,319	$93,419
(1)	There were no sales of securities measured at amortized cost during the six months ended April 30, 2018.
n/a	Not applicable.

Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at				2018 Apr. 30				2017 Oct. 31
	IFRS 9, FVOCI Securities				IAS 39, AFS Securities
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$5,255	$27	$(3)	$5,279	$5,439	$35	$(1)	$5,473
Other Canadian governments	7,383	27	(2)	7,408	5,236	30	–	5,266
U.S. Treasury and agencies	9,527	4	(81)	9,450	10,459	6	(34)	10,431
Other foreign governments	4,598	20	(7)	4,611	4,147	12	(15)	4,144
Mortgage-backed securities (MBS)	6,188	6	(40)	6,154	6,992	5	(13)	6,984
Asset-backed securities	81	–	(1)	80	2,236	1	(3)	2,234
Corporate public debt	5,314	25	(24)	5,315	5,163	8	(19)	5,152
Corporate private debt	–	–	–	–	5	–	(1)	4
Corporate public equity (2)	34	25	(5)	54	13	19	–	32
Corporate private equity	404	92	(5)	491	351	86	–	437
	$38,784	$226	$(168)	$38,842	$40,041	$202	$ (86)	$40,157
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $48 million (October 31, 2017: nil).
(2)	Includes restricted stock.

58	CIBC SECOND QUARTER 2018

Fair value of equity securities designated at FVOCI that were disposed of during the quarter was insignificant (January 31, 2018: $19 million). Realized cumulative after-tax gains of $8 million for the three months and $15 million for the six months ended April 30, 2018 (January 31, 2018: $7 million) resulting from dispositions of certain equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI were reclassified from AOCI to retained earnings.

Dividend income recognized on equity securities designated at FVOCI that were still held as at April 30, 2018 was $2 million for the three months ended and $3 million for the six months ended April 30, 2018 (January 31, 2018: $1 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of was nil for the three months ended and six months ended April 30, 2018 (January 31, 2018: nil).

Allowance for credit losses

The following tables provide a reconciliation of the opening balance to the closing balance of the ECL allowance under IFRS 9 for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3	In accordance with IFRS 9
$ millions, as at or for the three months ended		Collective provision 12-month ECL non-credit-impaired	Collective provision lifetime ECL non-credit-impaired	Collective and individual provision lifetime ECL credit-impaired	Total
2018 Apr. 30	Debt securities measured at FVOCI
	Balance at beginning of period	$14	$33	$–	$47
	Provision for (reversal of) credit losses (1)	(1)	–	–	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	1	1	–	2
	Balance at end of period	$14	$34	$–	$48
2018 Jan. 31	Debt securities measured at FVOCI
	Balance at beginning of period	$14	$35	$–	$49
	Provision for (reversal of) credit losses (1)	1	(1)	5	5
	Write-offs	–	–	(5)	(5)
	Foreign exchange and other	(1)	(1)	–	(2)
	Balance at end of period	$14	$33	$–	$47

		Stage 1	Stage 2	Stage 3	In accordance with IFRS 9
$ millions, as at or for the six months ended		Collective provision 12-month ECL non-credit-impaired	Collective provision lifetime ECL non-credit-impaired	Collective and individual provision lifetime ECL credit-impaired	Total
2018 Apr. 30	Debt securities measured at FVOCI
	Balance at beginning of period	$14	$35	$–	$49
	Provision for (reversal of) credit losses (1)	–	(1)	5	4
	Write-offs	–	–	(5)	(5)
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$14	$34	$–	$48
(1)	Included in the gains (losses) from financial instruments measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

CIBC SECOND QUARTER 2018	59

Note 5.    Loans

Allowance for credit losses(1)

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance under IFRS 9:

$ millions, as at or for the three months ended	2018 Apr. 30				2018 Jan. 31
	Stage 1	Stage 2	Stage 3	In accordance with IFRS 9	Stage 1	Stage 2	Stage 3	In accordance with IFRS 9
	Collective provision 12-month ECL non- credit-impaired	Collective provision lifetime ECL non- credit-impaired	Collective and individual provision lifetime ECL credit-impaired (2)	Total	Collective provision 12-month ECL non- credit-impaired	Collective provision lifetime ECL non- credit-impaired	Collective and individual provision lifetime ECL credit-impaired (2)	Total
Residential mortgages
Balance at beginning of period	$25	$41	$137	$203	$28	$43	$151	$222
Originations net of repayments and other derecognitions	3	–	(1)	2	2	(1)	(2)	(1)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (3)	(6)	3	16	13	(8)	3	12	7
Transfers (3)
– to 12-month ECL	6	(5)	(1)	–	3	(2)	(1)	–
– to lifetime ECL non-credit-impaired	–	2	(2)	–	–	–	–	–
– to lifetime ECL credit-impaired	–	(1)	1	–	–	–	–	–
Provision for (reversal of) credit losses (4)	3	(1)	13	15	(3)	–	9	6
Write-offs	–	–	(13)	(13)	–	–	(13)	(13)
Recoveries	–	–	–	–	–	–	–	–
Interest income on impaired loans	–	–	(2)	(2)	–	–	(2)	(2)
Foreign exchange and other	–	1	4	5	–	(2)	(8)	(10)
Balance at end of period	$28	$41	$139	$208	$25	$41	$137	$203
Personal
Balance at beginning of period	$177	$189	$112	$478	$164	$202	$110	$476
Originations net of repayments and other derecognitions	9	(4)	(1)	4	7	(6)	(1)	–
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (3)	(29)	42	72	85	(16)	24	66	74
Transfers (3)
– to 12-month ECL	38	(38)	–	–	26	(26)	–	–
– to lifetime ECL non-credit-impaired	(12)	15	(3)	–	(3)	3	–	–
– to lifetime ECL credit-impaired	–	(10)	10	–	–	(8)	8	–
Provision for (reversal of) credit losses (4)	6	5	78	89	14	(13)	73	74
Write-offs	–	–	(89)	(89)	–	–	(88)	(88)
Recoveries	–	–	14	14	–	–	16	16
Interest income on impaired loans	–	–	(1)	(1)	–	–	–	–
Foreign exchange and other	–	2	(1)	1	(1)	–	1	–
Balance at end of period	$183	$196	$113	$492	$177	$189	$112	$478
Credit card
Balance at beginning of period	$103	$385	$–	$488	$101	$413	$–	$514
Originations net of repayments and other derecognitions	–	(4)	–	(4)	–	(4)	–	(4)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (3)	(39)	98	31	90	(15)	66	22	73
Transfers (3)
– to 12-month ECL	50	(50)	–	–	19	(19)	–	–
– to lifetime ECL non-credit-impaired	(12)	12	–	–	(2)	2	–	–
– to lifetime ECL credit-impaired	–	(70)	70	–	–	(72)	72	–
Provision for (reversal of) credit losses (4)	(1)	(14)	101	86	2	(27)	94	69
Write-offs	–	–	(131)	(131)	–	–	(123)	(123)
Recoveries	–	–	30	30	–	–	29	29
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	1	–	1	–	(1)	–	(1)
Balance at end of period	$102	$372	$–	$474	$103	$385	$–	$488
Business and government
Balance at beginning of period	$207	$143	$208	$558	$234	$150	$204	$588
Originations net of repayments and other derecognitions	5	(1)	(5)	(1)	4	(1)	(2)	1
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (3)	(36)	28	31	23	(26)	2	27	3
Transfers (3)
– to 12-month ECL	13	(11)	(2)	–	10	(10)	–	–
– to lifetime ECL non-credit-impaired	(6)	7	(1)	–	(6)	6	–	–
– to lifetime ECL credit-impaired	–	(2)	2	–	–	(1)	1	–
Provision for (reversal of) credit losses (4)	(24)	21	25	22	(18)	(4)	26	4
Write-offs	–	–	(44)	(44)	–	–	(11)	(11)
Recoveries	–	–	3	3	–	–	3	3
Interest income on impaired loans	–	–	(3)	(3)	–	–	(3)	(3)
Foreign exchange and other	7	3	8	18	(9)	(3)	(11)	(23)
Balance at end of period	$190	$167	$197	$554	$207	$143	$208	$558
Total ECL allowance (1)	$503	$776	$449	$1,728	$512	$758	$457	$1,727
Comprises:
Loans	$451	$719	$449	$1,619	$460	$709	$457	$1,626
Undrawn credit facilities and other off-balance sheet exposures (5)	52	57	–	109	52	49	–	101
(1)	See Note 4 for the ECL allowance on debt securities measured at FVOCI. The ECL allowances for other financial assets classified at amortized cost were immaterial as at April 30, 2018 and were excluded from the table above. Other financial assets classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.
(2)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(3)	Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change of ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.
(4)	Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as provision for (reversal of) credit losses on our interim consolidated statement of income.
(5)	Included in other liabilities on our interim consolidated balance sheet.

60	CIBC SECOND QUARTER 2018

$ millions, as at or for the six months ended	2018 Apr. 30
	Stage 1	Stage 2	Stage 3	In accordance with IFRS 9
	Collective provision 12-month ECL non- credit-impaired	Collective provision lifetime ECL non- credit-impaired	Collective and individual provision lifetime ECL credit-impaired (2)	Total
Residential mortgages
Balance at beginning of period	$28	$43	$151	$222
Originations net of repayments and other derecognitions	5	(1)	(3)	1
Changes in model	–	–	–	–
Net remeasurement (3)	(14)	6	28	20
Transfers (3)
– to 12-month ECL	9	(7)	(2)	–
– to lifetime ECL non-credit-impaired	–	2	(2)	–
– to lifetime ECL credit-impaired	–	(1)	1	–
Provision for (reversal of) credit losses (4)	–	(1)	22	21
Write-offs	–	–	(26)	(26)
Recoveries	–	–	–	–
Interest income on impaired loans	–	–	(4)	(4)
Foreign exchange and other	–	(1)	(4)	(5)
Balance at end of period	$28	$41	$139	$208
Personal
Balance at beginning of period	$164	$202	$110	$476
Originations net of repayments and other derecognitions	16	(10)	(2)	4
Changes in model	–	–	–	–
Net remeasurement (3)	(45)	66	138	159
Transfers (3)
– to 12-month ECL	64	(64)	–	–
– to lifetime ECL non-credit-impaired	(15)	18	(3)	–
– to lifetime ECL credit-impaired	–	(18)	18	–
Provision for (reversal of) credit losses (4)	20	(8)	151	163
Write-offs	–	–	(177)	(177)
Recoveries	–	–	30	30
Interest income on impaired loans	–	–	(1)	(1)
Foreign exchange and other	(1)	2	–	1
Balance at end of period	$183	$196	$113	$492
Credit card
Balance at beginning of period	$101	$413	$–	$514
Originations net of repayments and other derecognitions	–	(8)	–	(8)
Changes in model	–	–	–	–
Net remeasurement (3)	(54)	164	53	163
Transfers (3)
– to 12-month ECL	69	(69)	–	–
– to lifetime ECL non-credit-impaired	(14)	14	–	–
– to lifetime ECL credit-impaired	–	(142)	142	–
Provision for (reversal of) credit losses (4)	1	(41)	195	155
Write-offs	–	–	(254)	(254)
Recoveries	–	–	59	59
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$102	$372	$–	$474
Business and government
Balance at beginning of period	$234	$150	$204	$588
Originations net of repayments and other derecognitions	9	(2)	(7)	–
Changes in model	–	–	–	–
Net remeasurement (3)	(62)	30	58	26
Transfers (3)
– to 12-month ECL	23	(21)	(2)	–
– to lifetime ECL non-credit-impaired	(12)	13	(1)	–
– to lifetime ECL credit-impaired	–	(3)	3	–
Provision for (reversal of) credit losses (4)	(42)	17	51	26
Write-offs	–	–	(55)	(55)
Recoveries	–	–	6	6
Interest income on impaired loans	–	–	(6)	(6)
Foreign exchange and other	(2)	–	(3)	(5)
Balance at end of period	$190	$167	$197	$554
Total ECL allowance (1)	$503	$776	$449	$1,728
Comprises:
Loans	$451	$719	$449	$1,619
Undrawn credit facilities and other off-balance sheet exposures (5)	52	57	–	109
(1)	See Note 4 for the ECL allowance on debt securities measured at FVOCI. The ECL allowances for other financial assets classified at amortized cost were immaterial as at April 30, 2018 and were excluded from the table above. Other financial assets classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.
(2)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(3)	Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change of ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.
(4)	Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as provision for (reversal of) credit losses on our interim consolidated statement of income.
(5)	Included in other liabilities on our interim consolidated balance sheet.

CIBC SECOND QUARTER 2018	61

Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of allowance for credit losses under IAS 39:

		As at or for the three months ended			As at or for the six months ended
$ millions			2017 Apr. 30			2017 Apr. 30
			In accordance with IAS 39			In accordance with IAS 39
	Individual allowance	Collective allowance	Total	Individual allowance	Collective allowance	Total
Residential mortgages
Balance at beginning of period	$1	$217	$218	$1	$220	$221
Provision for (reversal of) credit losses	–	9	9	–	21	21
Write-offs	–	(6)	(6)	–	(14)	(14)
Recoveries	–	–	–	–	–	–
Interest income on impaired loans	–	(2)	(2)	–	(4)	(4)
Foreign exchange and other	–	7	7	–	2	2
Balance at end of period	$1	$225	$226	$1	$225	$226
Personal
Balance at beginning of period	$7	$504	$511	$8	$489	$497
Provision for (reversal of) credit losses	–	75	75	–	164	164
Write-offs	–	(90)	(90)	–	(178)	(178)
Recoveries	–	14	14	–	29	29
Interest income on impaired loans	–	–	–	–	–	–
Foreign exchange and other	1	4	5	–	3	3
Balance at end of period	$8	$507	$515	$8	$507	$515
Credit card
Balance at beginning of period	$–	$398	$398	$–	$386	$386
Provision for (reversal of) credit losses	–	100	100	–	223	223
Write-offs	–	(134)	(134)	–	(272)	(272)
Recoveries	–	31	31	–	59	59
Interest income on impaired loans	–	–	–	–	–	–
Foreign exchange and other	–	1	1	–	–	–
Balance at end of period	$–	$396	$396	$–	$396	$396
Business and government
Balance at beginning of period	$204	$430	$634	$249	$460	$709
Provision for (reversal of) credit losses	1	(6)	(5)	9	(26)	(17)
Write-offs	(20)	(8)	(28)	(59)	(15)	(74)
Recoveries	4	1	5	6	3	9
Interest income on impaired loans	(4)	–	(4)	(10)	–	(10)
Foreign exchange and other	6	8	14	(4)	3	(1)
Balance at end of period	$191	$425	$616	$191	$425	$616
Total allowance for credit losses	$200	$1,553	$1,753	$200	$1,553	$1,753
Comprises:
Loans	$200	$1,439	$1,639	$200	$1,439	$1,639
Undrawn credit facilities and other off-balance sheet exposures (1)	–	114	114	–	114	114
(1)	Included in other liabilities on our interim consolidated balance sheet.

Inputs, assumptions and model techniques

Our ECL allowances are estimated using complex models that incorporate inputs, assumptions and model techniques that involve a high degree of management judgment. In particular, the following ECL elements are subject to a high level of judgment that can have a significant impact on the level of ECL allowances provided:

•	Determining when a SICR of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting FLI for multiple scenarios and determining the probability weighting of the scenarios.

In addition, the interrelationship between these elements is also subject to a high degree of judgment which can also have a significant impact on the level of ECL recognized.

Determining when a SICR has occurred

The determination of whether a loan has experienced a SICR has a significant impact on the level of ECL allowance as loans that are in stage 1 are measured at 12-month ECL, while loans in stage 2 are measured at lifetime ECL. Migration of loans between stage 1 and stage 2 can cause significant volatility in the amount of the recognized ECL allowances and the provision for credit losses in a particular period.

For the majority of our retail loan portfolios, we determine a SICR based on relative changes in the loan’s lifetime PD since its initial recognition. The PDs used for this purpose are the expected value of our upside, downside and base case lifetime PDs. Significant judgment is involved in determining the upside, downside and base case lifetime PDs through the incorporation of FLI into long run PDs, in determining the probability weightings of the scenarios, and in determining the relative change in PDs that are indicative of a SICR for our various retail products. Increases in the expected PDs or decreases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 1 to stage 2, which in turn can cause a significant increase in the amount of ECL allowances recognized. In contrast, decreases in the expected PDs or increases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 2 to stage 1.

For the majority of our business and government loan portfolios, we determine a SICR based on relative changes in internal risk ratings since initial recognition. Significant judgment is involved in the determination of the internal risk ratings, including the evaluation of the extent that FLI impacts the risk ratings. Deterioration or improvement in the risk ratings or adjustments to the risk rating downgrade thresholds used to determine a SICR can cause

62	CIBC SECOND QUARTER 2018

significant migration of loans and securities between stage 1 and stage 2, which in turn can have a significant impact on the amount of ECL allowances recognized.

While potentially significant to the level of ECL allowances recognized, the thresholds for changes in PDs that are indicative of a SICR for our retail portfolios and the risk rating downgrade thresholds used to determine a SICR for our business and government loan portfolios are not expected to change frequently.

All loans on which repayment of principal or payment of interest is contractually 30 days in arrears and all business and government loans that have migrated to the watch list are automatically migrated to stage 2.

Measuring both 12-month and lifetime expected credit losses

Our ECL models leverage the PD, LGD, and EAD parameters, as well as the portfolio segmentation used to calculate Basel expected loss regulatory adjustments for the portion of our retail and business and government portfolios under the advanced internal ratings-based (AIRB) approach. Adjustments are made to the Basel parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle and downturn parameters used in the Basel regulatory calculations to point-in-time parameters used under IFRS 9 that considers FLI. For standardized business and government portfolios, available long-run PDs, LGDs and EADs are also converted to point-in-time parameters through the incorporation of FLI for the purpose of measuring ECL under IFRS 9.

Significant judgment is involved in determining which FLI variables are relevant for particular portfolios and in determining the extent by which through-the-cycle parameters should be adjusted for FLI to determine point-in-time parameters. While changes in the set of FLI variables used to convert through-the cycle PDs, LGDs and EADs into point-in-time parameters can either increase or decrease ECL allowances in a particular period, changes of the mapping of FLI variables to particular portfolios are expected to be infrequent. However, changes in the particular FLI parameters used to quantify point-in-time parameters will be frequent as our forecasts are updated on a quarterly basis. Increases in the level of pessimism in the FLI variables will cause increases in ECL allowances, while increases in the level of optimism in the FLI variables will cause decreases in ECL allowances. These increases and decreases could be significant in any particular period and will start to occur in the period where our outlook of the future changes.

With respect to the lifetime of a financial instrument, the maximum period considered when measuring ECL is the maximum contractual period over which we are exposed to credit risk. For revolving facilities, such as credit cards, the lifetime of a credit card account is the expected behavioural life. Significant judgment is involved in the application of our complex models used to estimate the expected behavioural life. Increases in the expected behavioural life will increase the amount of ECL allowances, in particular for revolving loans in stage 2.

Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios

As indicated above, FLI is incorporated into both our assessment of whether the financial asset has experienced a SICR since its initial recognition and in our estimate of ECL. From analysis of historical data, our risk management function has identified and reflected in our ECL allowance those relevant FLI variables that contribute to credit risk and losses within our retail and business and government loan portfolios. Within our retail loan portfolio, the most highly correlated variables are unemployment rates, GDP growth, and housing prices. In many cases these variables are forecast at the provincial level. Within our business and government loan portfolio, some of the key drivers that impact the credit performance of the entire portfolio include, but are not limited to Toronto Stock Exchange (TSX) and S&P 500 growth rates and unemployment rates, while FLI variables such as commodity prices are significant for certain portfolios.

Our forecasting process leverages the process used prior to the adoption of IFRS 9. For the majority of our loan portfolios, our forecast of FLI variables is established from a “base case” or most likely scenario that is used internally by management for planning and forecasting purposes. For most of the FLI variables related to our Canadian businesses, we have forecast scenarios by province. In forming the “base case” scenario, we consider the forecasts of monetary authorities such as the Organisation for Economic Co-operation and Development (OECD), the International Monetary Fund (IMF), and the Bank of Canada, as well as private sector economists. We then derive reasonable “upside case” and “downside case” scenarios using external forecasts that are above and below our “base case” and the application of management judgment. A probability weighting is assigned to our “base case”, “upside case” and “downside case” scenarios based on statistical analysis and management judgment.

The forecasting process is overseen by a governance committee consisting of internal stakeholders from across our bank and involves a significant amount of judgment both in determining the FLI forecasts for our various scenarios and in determining the probability weighting assigned to the scenarios. In general, a worsening of our outlook on forecasted FLI for each scenario or an increase in the probability of the “downside case” scenario occurring will both increase the number of loans migrating from stage 1 to stage 2 and increase the estimated ECL allowance. In contrast, an improvement in our outlook on forecasted FLI or an increase in the probability of the “upside case” scenario occurring will have the opposite impact. It is not possible to meaningfully isolate the impact of changes in the various FLI variables for a particular scenario because of both the interrelationship between the variables and the interrelationship between the level of pessimism inherent in a particular scenario and its probability of occurring.

Management overlays to ECL allowance estimates are adjustments which we use in circumstances where we judge that our existing inputs, assumptions and model techniques do not capture all relevant risk factors. The emergence of new macroeconomic, microeconomic or political events, along with expected changes to parameters, models or data that are not incorporated in our current parameters, internal risk rating migrations, or FLI are examples of such circumstances. The use of management overlays requires the application of significant judgment that may impact the amount of ECL allowances recognized.

CIBC SECOND QUARTER 2018	63

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on our internal risk rating grades:

Loans(1)

$ millions, as at				2018 Apr. 30
	Stage 1	Stage 2	Stage 3 (2)(3)	Total
Residential mortgages
– Exceptionally low	$133,935	$–	$–	$133,935
– Very low	34,580	1	–	34,581
– Low	27,593	301	–	27,894
– Medium	2,865	3,604	–	6,469
– High	1,147	1,378	–	2,525
– Default	–	–	515	515
– Not rated	2,113	206	189	2,508
Gross residential mortgages (4)(5)	202,233	5,490	704	208,427
ECL allowance	28	41	139	208
Net residential mortgages	202,205	5,449	565	208,219
Personal
– Exceptionally low	22,495	–	–	22,495
– Very low	3,920	1,475	–	5,395
– Low	5,471	758	–	6,229
– Medium	4,484	1,261	–	5,745
– High	688	699	–	1,387
– Default	–	–	136	136
– Not rated	579	22	43	644
Gross personal (5)	37,637	4,215	179	42,031
ECL allowance	168	193	113	474
Net personal	37,469	4,022	66	41,557
Credit card
– Exceptionally low	3,418	–	–	3,418
– Very low	1,731	47	–	1,778
– Low	3,770	674	–	4,444
– Medium	1,037	1,220	–	2,257
– High	11	553	–	564
– Default	–	–	–	–
– Not rated	153	–	–	153
Gross credit card	10,120	2,494	–	12,614
ECL allowance	88	333	–	421
Net credit card	10,032	2,161	–	12,193
Business and government
– Investment grade	42,037	220	–	42,257
– Non-investment grade	61,319	4,413	–	65,732
– Watchlist	133	1,393	–	1,526
– Default	–	–	516	516
– Not rated	2,342	266	124	2,732
Gross business and government (4)(6)	105,831	6,292	640	112,763
ECL allowance	167	152	197	516
Net business and government	105,664	6,140	443	112,247
Total net amount of loans	$355,370	$17,772	$1,074	$374,216
(1)	Other financial assets classified at amortized cost were excluded from the table above as their ECL allowances were immaterial as at April 30, 2018. In addition, the table excludes debt securities measured at FVOCI, for which ECL allowances of $48 million were recognized in AOCI.
(2)	Includes purchased credit-impaired loans from the acquisition of The PrivateBank.
(3)	Excludes foreclosed assets of $17 million which were included in Other assets on our interim consolidated balance sheet.
(4)	Includes $7 million of residential mortgages and $14,844 million of business and government loans that are measured at FVTPL.
(5)	The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a SICR has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.
(6)	Includes customers’ liability under acceptances of $9,134 million.

64	CIBC SECOND QUARTER 2018

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at				2018 Apr. 30
	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$98,467	$–	$–	$98,467
– Very low	9,893	1,028	–	10,921
– Low	8,075	1,640	–	9,715
– Medium	1,741	1,214	–	2,955
– High	692	476	–	1,168
– Default	–	–	8	8
– Not rated	367	20	–	387
Gross retail	119,235	4,378	8	123,621
ECL allowance	29	42	–	71
Net retail	119,206	4,336	8	123,550
Business and government
– Investment grade	76,529	376	–	76,905
– Non-investment grade	37,661	1,594	–	39,255
– Watchlist	42	449	–	491
– Default	–	–	62	62
– Not rated	584	72	–	656
Gross business and government	114,816	2,491	62	117,369
ECL allowance	23	15	–	38
Net business and government	114,793	2,476	62	117,331
Total net undrawn credit facilities and other off-balance sheet exposures	$233,999	$6,812	$70	$240,881

Purchased credit-impaired loans

Purchased credit-impaired loans resulting from the acquisition of The PrivateBank include business and government and consumer loans with outstanding unpaid principal balances of $28 million and $81 million, respectively, and fair values of $20 million and $61 million, respectively, as at April 30, 2018 and October 31, 2017.

The following table provides further details of our purchased credit-impaired loans:

$ millions, as at	2018 Apr. 30	2017 Oct. 31
Unpaid principal balance (1)	$28	$81
Credit related fair value adjustments	(4)	(15)
Time value of money	(1)	(3)
Carrying value	23	63
Stage 3 allowance (2017: Individually assessed allowance)	(3)	(2)
Carrying value net of related allowance	$20	$61
(1)	Represents principal amount owed net of write-offs since the acquisition of the loan.

Contractually past due loans but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at				2018 Apr. 30 (1)	2017 Oct. 31
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$2,630	$847	$–	$3,477	$3,546
Personal	753	177	–	930	915
Credit card	555	184	115	854	853
Business and government	581	105	–	686	811
	$4,519	$1,313	$115	$5,947	$6,125
(1)	Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

CIBC SECOND QUARTER 2018	65

Note 6.    Structured entities and derecognition of financial assets

Structured entities

Structured entities (SEs) are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate an SE when the substance of the relationship indicates that we control the SE.

Details of our consolidated and non-consolidated SEs are provided on pages 128 to 131 of the 2017 Annual Report.

We have two covered bond programs, structured and legislative. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. Under the structured program, we transfer a pool of insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. Under the legislative program, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. The CIBC Covered Bond Guarantor Limited Partnership and the CIBC Covered Bond (Legislative) Guarantor Limited Partnership are SEs which are consolidated by CIBC. For both covered bond programs, the assets are owned by the guarantor and not CIBC. As at April 30, 2018, our structured program had outstanding covered bond liabilities of $0.3 billion with a fair value of $0.3 billion (October 31, 2017: $0.3 billion with a fair value of $0.3 billion) and our legislative program had outstanding covered bond liabilities of $19.1 billion with a fair value of $19.3 billion (October 31, 2017: $17.1 billion with a fair value of $17.3 billion). The covered bond liabilities are supported by a contractually determined portion of the assets transferred to the guarantor and certain contractual arrangements designed to protect the bondholders from adverse events, including foreign currency fluctuations.

With respect to Cards II Trust, as at April 30, 2018, $3.8 billion of credit card receivable assets with a fair value of $3.8 billion (October 31, 2017: $3.0 billion with a fair value of $3.0 billion) supported associated funding liabilities of $3.8 billion with a fair value of $3.8 billion (October 31, 2017: $3.0 billion with a fair value of $3.0 billion).

Refer to the “Off-balance sheet arrangements” section of the MD&A for a discussion of our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated.

Derecognition of financial assets

Details of the financial assets that did not qualify for derecognition are provided on page 131 of the 2017 Annual Report.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at		2018 Apr. 30		2017 Oct. 31
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations (1)	$19,260	$19,125	$19,948	$19,857
Securities held by counterparties as collateral under repurchase agreements (2)(3)	18,963	18,963	10,391	10,391
Securities lent for cash collateral (2)(3)	216	216	72	72
Securities lent for securities collateral (2)(3)	21,970	21,970	19,291	19,291
	$60,409	$60,274	$49,702	$49,611
Associated liabilities (4)	$60,726	$60,917	$50,261	$50,492
(1)	Includes $2.3 billion (October 31, 2017: $1.9 billion) of mortgages underlying MBS held by Canada Mortgage and Housing Corporation counterparties as collateral under repurchase agreements. Certain cash in transit balances related to the securitization process amounting to $807 million (October 31, 2017: $809 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Additionally, we had $32.3 billion of securitized mortgages that were not transferred to external parties with a fair value of $32.1 billion (October 31, 2017: $30.2 billion with a fair value of $30.0 billion).

66	CIBC SECOND QUARTER 2018

Note 7.    Goodwill

Impairment testing of goodwill

The carrying amount of goodwill is reviewed for impairment annually as at August 1 and whenever there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. Goodwill is allocated to cash-generating units (CGUs) for the purposes of impairment testing based on the lowest level for which identifiable cash inflows are largely independent of cash inflows from other assets or groups of assets. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less costs to sell and value in use.

CIBC FirstCaribbean

For the impairment test performed as at August 1, 2017, we determined that the recoverable amount of the FirstCaribbean International Bank Limited (CIBC FirstCaribbean) CGU approximated its carrying value. As a result, no impairment charge was recognized. During the quarter ended April 30, 2018, CIBC FirstCaribbean filed a registration statement with the United States Securities and Exchange Commission related to the proposed initial public offering in the United States of CIBC FirstCaribbean’s common shares, which was later withdrawn as a result of unfavourable market conditions. In response to these developments, we performed an off-cycle impairment test during the quarter and determined that an impairment charge was not required as the recoverable amount of the CIBC FirstCaribbean CGU continued to approximate its carrying value. As at April 30, 2018, $403 million of goodwill (October 31, 2017: $405 million) was allocated to the CIBC FirstCaribbean CGU.

Estimation of the recoverable amount is an area of significant judgment. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. Economic conditions in the Caribbean region remain challenging and we continue to monitor our investment. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in goodwill impairment charges in future periods, in addition to those recognized in 2011 and 2014.

Note 8.    Deposits(1)(2)

$ millions, as at				2018 Apr. 30	2017 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	Total	Total
Personal	$12,029	$104,117	$45,713	$161,859	$159,327
Business and government (6)	55,936	46,405	127,871	230,212	225,622
Bank	4,871	420	8,973	14,264	13,789
Secured borrowings (7)	–	–	42,696	42,696	40,968
	$72,836	$150,942	$225,253	$449,031	$439,706
Comprised of:
Held at amortized cost				$442,162	$433,759
Designated at fair value				6,869	5,947
				$449,031	$439,706
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$50,267	$50,810
In foreign offices				12,484	12,289
Interest-bearing deposits
In domestic offices				307,606	297,997
In foreign offices				78,674	78,610
				$449,031	$439,706
(1)	Includes deposits of $151.5 billion (October 31, 2017: $145.6 billion) denominated in U.S. dollars and deposits of $22.9 billion (October 31, 2017: $19.9 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $2,491 million (October 31, 2017: $2,465 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Includes $1,610 million (October 31, 2017: $1,625 million) of Notes issued to CIBC Capital Trust.
(7)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, covered bond programs, and consolidated securitization vehicles.

CIBC SECOND QUARTER 2018	67

Note 9.    Subordinated indebtedness

On April 4, 2018, we issued $1.5 billion principal amount of 3.45% Debentures (subordinated indebtedness). The Debentures bear interest at a fixed rate of 3.45% per annum (paid semi-annually) until April 4, 2023, and at the three-month bankers’ acceptance rate plus 1.00% thereafter (paid quarterly) until maturity on April 4, 2028. The Debentures include a non-viability contingent capital (NVCC) provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of the Trigger Event.

Subsequent to quarter end, on May 2, 2018, we announced the redemption of $600 million of our 6.00% Debentures due June 6, 2023. In accordance with their terms, the Debentures will be redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

Note 10.    Share capital

Common shares

						For the three months ended				For the six months ended
$ millions, except number of shares		2018 Apr. 30			2018 Jan. 31		2017 Apr. 30		2018 Apr. 30		2017 Apr. 30
	Number of shares	Amount	Number of shares		Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	443,824,991	$13,070	439,313,303		$12,548	399,559,217	$8,286	439,313,303	$12,548	397,070,280	$8,026
Issuance pursuant to:
Acquisition of The PrivateBank (1)	–	–	1,689,450		194	–	–	1,689,450	194	–	–
Acquisition of Wellington Financial	–	–	378,848		47	–	–	378,848	47	–	–
Stock option plans	125,837	13	512,730		49	93,490	8	638,567	62	801,127	73
Shareholder investment plan (2)	421,321	46	1,643,165		197	1,746,802	191	2,064,486	243	3,301,216	362
Employee share purchase plan (ESPP) (3)	261,238	30	265,005		32	276,785	32	526,243	62	515,405	57
	444,633,387	13,159	443,802,501		13,067	401,676,294	8,517	444,610,897	13,156	401,688,028	8,518
Treasury shares	57,610	7	22,490		3	(68,734)	(8)	80,100	10	(80,468)	(9)
Balance at end of period (4)	444,690,997	$13,166	443,824,991	(5)	$13,070	401,607,560	$8,509	444,690,997	$13,166	401,607,560	$8,509
(1)	For further details, see Note 3 to our interim consolidated financial statements.
(2)	Since the dividends paid on October 28, 2016, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan have received a 2% discount from average market price on dividends reinvested in additional common shares issued from Treasury. Commencing with the dividends paid on April 27, 2018, the shares were issued from Treasury at no discount. The participants in the Share Purchase Option of the Plan continue to receive shares issued from Treasury with no discount.
(3)	Commencing June 29, 2016, employee contributions to our Canadian ESPP have been used to purchase common shares from Treasury.
(4)	Excludes 190,789 restricted shares as at April 30, 2018 (January 31, 2018: 190,789; April 30, 2017: nil).
(5)	Excludes 321,440 common shares that were issued and outstanding but which had not been acquired by a third party as at January 31, 2018. These shares were issued as a component of our acquisition of The PrivateBank.

Normal course issuer bid

On March 10, 2017, we announced that the TSX had accepted the notice of CIBC’s intention to commence a normal course issuer bid. This bid terminated on March 13, 2018 without any common shares having been purchased.

We intend to seek TSX approval for a new normal course issuer bid that would permit us to purchase for cancellation up to a maximum of 9 million, or approximately 2% of our outstanding common shares, over a 12-month period.

Preferred shares

Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC)

On January 18, 2018, we issued 18 million Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares) with a par value of $25.00 per share, for gross proceeds of $450 million. For the initial five-year period to the earliest redemption date of January 31, 2023, the Series 47 shares pay quarterly cash dividends, if declared, at a rate of 4.50%. On January 31, 2023, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.45%.

Holders of the Series 47 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares), subject to certain conditions, on January 31, 2023 and on January 31 every five years thereafter. Holders of the Series 48 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.45%. Holders of the Series 48 shares may convert their shares on a one-for-one basis into Series 47 shares, subject to certain conditions, on January 31, 2028 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 47 shares at par on January 31, 2023 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 48 shares at par on January 31, 2028 and on January 31 every five years thereafter.

68	CIBC SECOND QUARTER 2018

Regulatory capital and Basel III leverage ratios

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at		2018 Apr. 30	2017 Oct. 31
All-in basis
CET1 capital		$23,225	$21,618
Tier 1 capital	A	26,490	24,682
Total capital		31,385	28,129
CET1 capital RWA (1)		208,068	203,321
Tier 1 capital RWA (1)		208,231	203,321
Total capital RWA (1)		208,394	203,321
CET1 ratio		11.2%	10.6%
Tier 1 capital ratio		12.7%	12.1%
Total capital ratio		15.1%	13.8%
Leverage ratio exposure	B	$641,307	$610,353
Leverage ratio	A/B	4.1%	4.0%
(1)	Before any capital floor requirement as applicable, there are three different levels of risk-weighted assets (RWAs) for the calculation of the CET1, Tier 1, and Total capital ratios arising from the option CIBC has chosen for the phase-in of the credit valuation adjustment (CVA) capital charge. Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. Effective in the second quarter of 2018, the capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement compared with 70% of the capital requirements under the Basel II standardized approach is added to RWAs (the 70% floor factor is to be increased to 72.5% in the third quarter and to 75% in the fourth quarter of 2018). Prior to the second quarter of 2018, the capital floor for banks using the AIRB approach for credit risk was determined by reference to the Basel I instead of the Basel II standardized approach calculation. All-in RWAs as at October 31, 2017 include a capital floor adjustment under this methodology.

During the quarter ended April 30, 2018, we have complied with OSFI’s regulatory capital requirements.

Note 11.    Post-employment benefits

The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:

Defined benefit plan expense

					For the three months ended				For the six months ended
$ millions	2018 Apr. 30	2018 Jan. 31	2017 Apr. 30	2018 Apr. 30	2018 Jan. 31	2017 Apr. 30	2018 Apr. 30	2017 Apr. 30	2018 Apr. 30	2017 Apr. 30
	Pension plans			Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$56	$56	$53	$4	$3	$4	$112	$107	$7	$7
Net interest (income) expense	(3)	(3)	(2)	6	6	7	(6)	(5)	12	13
Plan administration costs	1	2	1	–	–	–	3	3	–	–
Net defined benefit plan expense recognized in net income	$54	$55	$52	$10	$9	$11	$109	$105	$19	$20

Defined contribution plan expense

		For the three months ended		For the six months ended
$ millions	2018 Apr. 30	2018 Jan. 31	2017 Apr. 30	2018 Apr. 30 (1)	2017 Apr. 30
Defined contribution pension plans	$8	$7	$5	$15	$11
Government pension plans (1)	35	31	26	66	53
Total defined contribution plan expense	$43	$38	$31	$81	$64
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Remeasurement of employee defined benefit plans (1)

					For the three months ended				For the six months ended
$ millions	2018 Apr. 30	2018 Jan. 31	2017 Apr. 30	2018 Apr. 30	2018 Jan. 31	2017 Apr. 30	2018 Apr. 30	2017 Apr. 30	2018 Apr. 30	2017 Apr. 30
	Pension plans			Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$119	$21	$(450)	$9	$4	$(38)	$140	$(22)	$13	$(3)
Net actuarial gains (losses) on plan assets	(134)	122	266	–	–	–	(12)	102	–	–
Changes in asset ceiling excluding interest income	–	2	7	–	–	–	2	7	–	–
Net remeasurement gains (losses) recognized in OCI	$(15)	$145	$(177)	$9	$4	$(38)	$130	$87	$13	$(3)
(1)	The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually. Amounts exclude net remeasurement gains or losses recognized in OCI in respect of immaterial subsidiaries totalling $1 million of net losses for the quarter ended April 30, 2018 (January 31, 2018: $2 million of net losses; April 30, 2017: nil) and $3 million of net losses for the six months ended April 30, 2018 (April 30, 2017: nil).

CIBC SECOND QUARTER 2018	69

Note 12.    Income taxes

U.S. Tax Reforms

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (U.S. tax reforms), which reduced the U.S. federal corporate income tax rate to 21% effective January 1, 2018, resulting in a significant decrease in CIBC’s U.S. deferred tax assets. The U.S. tax reforms resulted in a net expense of $90 million in the first quarter of 2018, of which $88 million was recognized in income and $2 million was recognized in OCI. The ultimate impact of the U.S. tax reforms may differ from this amount due to changes in assumptions that we have made in our estimation of this amount or as a result of guidance or interpretations that may be issued by regulatory authorities or other bodies. The U.S. tax reforms introduced other important changes to U.S. corporate income tax laws including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects to additional taxes certain payments from a U.S. Corporation to foreign related parties. The BEAT provision is not applicable to CIBC until fiscal 2019. CIBC continues to evaluate the impact of BEAT on our U.S. operations.

Enron

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is set to commence in February 2019. Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $203 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

Dividend Received Deduction

In prior years, the CRA reassessed CIBC approximately $298 million of additional income tax by denying the tax deductibility of certain 2011 and 2012 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. In March 2018, CIBC filed a Notice of Appeal with the Tax Court of Canada with respect to the 2011 taxation year. The matter is now in litigation. The circumstances of the dividends subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In May 2018, the CRA notified CIBC in writing that it would also reassess the 2013 taxation year for approximately $229 million of additional taxes. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.

Note 13.    Earnings per share

			For the three months ended		For the six months ended
$ millions, except number of shares and per share amounts	2018 Apr. 30	2018 Jan. 31	2017 Apr. 30	2018 Apr. 30	2017 Apr. 30
Basic earnings per share
Net income attributable to equity shareholders	$1,313	$1,323	$1,045	$2,636	$2,447
Less: Preferred share dividends and premiums	24	18	10	42	19
Net income attributable to common shareholders	$1,289	$1,305	$1,035	$2,594	$2,428
Weighted-average common shares outstanding (thousands)	444,140	441,124	399,807	442,607	398,709
Basic earnings per share	$2.90	$2.96	$2.59	$5.86	$6.09
Diluted earnings per share
Net income attributable to common shareholders	$1,289	$1,305	$1,035	$2,594	$2,428
Weighted-average common shares outstanding (thousands)	444,140	441,124	399,807	442,607	398,709
Add: Stock options potentially exercisable (1) (thousands)	1,040	1,287	770	1,163	704
Add: Restricted shares and equity-settled consideration (thousands)	478	441	–	461	–
Weighted-average diluted common shares outstanding (thousands)	445,658	442,852	400,577	444,231	399,413
Diluted earnings per share	$2.89	$2.95	$2.59	$5.84	$6.08
(1)	Excludes average options outstanding of 751,779 (January 31, 2018: 504,344; April 30, 2017: nil) with a weighted-average exercise price of $120.02 (January 31, 2018: $120.02; April 30, 2017: nil) for the quarter ended April 30, 2018, and average options of 628,061 with a weighted-average price of $120.02 for the six months ended April 30, 2018 (average options of nil with a weighted-average price of nil for the six months ended April 30, 2017), as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

Note 14.    Contingent liabilities and provision

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2017 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.2 billion as at April 30, 2018. This estimated aggregate range of reasonably

70	CIBC SECOND QUARTER 2018

possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at April 30, 2018, consist of the significant legal matters disclosed in Note 23 to the 2017 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal proceedings occurred since the issuance of our 2017 annual consolidated financial statements:

•	Credit card class actions – Quebec Consumer Protection Act (Corriveau, Lamoureux and St. Pierre): In March 2018, the Quebec Court of Appeal dismissed the plaintiffs’ appeal.
•	Credit card class actions – Interchange fees litigation: In February 2018, the court certified 9085-4886 Quebec Inc. as a class action. The plaintiffs are appealing the decision.
•	Cerberus Capital Management L.P. v. CIBC: In April 2018, the court denied the plaintiffs’ motion for summary judgment. The plaintiffs are appealing the decision.
•	Fire & Police Pension Association of Colorado v. Bank of Montreal, et al.: In January 2018, a proposed class action was filed in the U.S. District Court for the Southern District of New York against CIBC, CIBC World Markets Corp., CIBC World Markets Inc. and several other financial institutions. The complaint alleges that the defendant financial institutions conspired to depress a benchmark interest rate called the Canadian Dealer Offered Rate (CDOR) by making coordinated, artificially low submissions to the survey used to calculate the CDOR. The plaintiffs allege that a depressed CDOR benefitted defendants as parties to derivatives transactions that settled by reference to that rate. The complaint asserts claims under the antitrust laws and the Commodity Exchange Act, among others. The representative plaintiff, seeks to represent a putative class of entities that engaged in U.S.-based transactions in financial instruments that were priced, benchmarked, and/or settled based on CDOR between August 9, 2007 and June 30, 2014. In March 2018, the plaintiff delivered an amended complaint.
•	Credit card class actions – Quebec Consumer Protection Act: Pilon v. Amex Bank of Canada, et al.: In January 2018, a proposed class action was commenced in Quebec against CIBC and several other financial institutions. The plaintiffs allege that the defendants breached the Quebec Consumer Protection Act and the Bank Act when they unilaterally increased the credit limit on the plaintiffs’ credit cards. The claim seeks the return of all over limit fees charged to Quebec customers beginning in January 2015 as well as punitive damages of $500 per class member.
•	Green v. Canadian Imperial Bank of Commerce, et al.: No date has been set for a summary judgment motion.
•	Catucci v. Valeant Pharmaceuticals International Inc., et al.: In December 2017, the defendants’ motion for leave to appeal the certification decision was dismissed.
•	PrivateBancorp Appraisal Rights Matters: In November 2017, the court entered an order dismissing the consolidated petition. This matter is closed.
•	Mortgage prepayment class actions: The continuation of the certification motion on the amended pleading in Sherry was heard in November 2017. The court reserved its decision. The certification motion in Jordan is scheduled for August 2018.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2017 annual consolidated financial statements, and no new significant legal proceedings have arisen since the issuance of our 2017 annual consolidated financial statements.

Note 15.    Segmented information

CIBC has four SBUs – Canadian Personal and Small Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.

Canadian Personal and Small Business Banking provides personal and small business clients across Canada with financial advice, products and services through a team of advisors in our banking centres, as well as through our direct, mobile and remote channels.

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial and private banking, as well as wealth management services to meet the needs of middle-market companies, entrepreneurs, high-net-worth individuals and families, along with institutional clients across Canada.

U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial, personal and small business banking, as well as wealth management services to meet the needs of middle-market companies, executives, entrepreneurs, high-net-worth individuals and families in the markets we serve in the U.S.

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Administration, Client Connectivity and Innovation, Finance, Human Resources and Communications, Internal Audit, Risk Management, and Technology and Operations, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The functional and support costs of CIBC Bank USA are recognized directly in the expenses of U.S. Commercial Banking and Wealth Management. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Changes impacting our business segments

We adopted IFRS 9 effective November 1, 2017. As permitted, prior period amounts were not restated.

As part of the adoption of IFRS 9, we now recognize provision for credit losses on both impaired (stage 3) and non-impaired (stages 1 and 2) loans in the respective SBUs. In prior periods, provision for credit losses on non-impaired loans was recognized in Corporate and Other, with the exception of provision for credit losses related to CIBC Bank USA, which was recognized in U.S. Commercial Banking and Wealth Management, and provision for credit losses on: (i) non-impaired residential mortgages greater than 90 days delinquent; and (ii) non-impaired personal loans and scored small business loans greater than 30 days delinquent, which was recognized in Canadian Personal and Small Business Banking.

CIBC SECOND QUARTER 2018	71

$ millions, for the three months ended		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2018	Net interest income (1)	$1,489	$275	$303	$371	$38	$2,476
Apr. 30	Non-interest income	488	778	126	336	172	1,900
	Intersegment revenue (2)	113	(116)	–	3	–	–
	Total revenue (1)	2,090	937	429	710	210	4,376
	Provision for (reversal of) credit losses	203	1	11	(9)	6	212
	Amortization and impairment (3)	24	3	25	1	109	162
	Other non-interest expenses	1,068	508	231	375	173	2,355
	Income (loss) before income taxes	795	425	162	343	(78)	1,647
	Income taxes (1)	211	115	24	94	(116)	328
	Net income (loss)	$584	$310	$138	$249	$38	$1,319
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$6	$6
	Equity shareholders	584	310	138	249	32	1,313
	Average assets (4)	$258,523	$55,042	$41,283	$164,639	$74,853	$594,340
2018	Net interest income (1)	$1,517	$268	$293	$429	$(34)	$2,473
Jan. 31	Non-interest income	504	806	139	369	168	1,986
	Intersegment revenue (2)	117	(120)	–	3	–	–
	Total revenue (1)	2,138	954	432	801	134	4,459
	Provision for (reversal of) credit losses	148	1	14	(16)	6	153
	Amortization and impairment (3)	24	2	30	1	109	166
	Other non-interest expenses	1,074	521	227	375	215	2,412
	Income (loss) before income taxes	892	430	161	441	(196)	1,728
	Income taxes (1)	236	116	27	119	(98)	400
	Net income (loss)	$656	$314	$134	$322	$(98)	$1,328
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$5	$5
	Equity shareholders	656	314	134	322	(103)	1,323
	Average assets (4)	$258,213	$53,281	$40,411	$167,093	$71,346	$590,344
2017	Net interest income (1)	$1,370	$237	$45	$489	$(46)	$2,095
Apr. 30	Non-interest income	463	756	57	200	127	1,603
	Intersegment revenue (2)	104	(107)	–	3	–	–
	Total revenue (1)	1,937	886	102	692	81	3,698
	Provision for (reversal of) credit losses	191	4	–	(5)	(11)	179
	Amortization and impairment (3)	22	2	3	1	99	127
	Other non-interest expenses	1,039	493	68	346	202	2,148
	Income (loss) before income taxes	685	387	31	350	(209)	1,244
	Income taxes (1)	182	103	5	81	(177)	194
	Net income (loss)	$503	$284	$26	$269	$(32)	$1,050
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$5	$5
	Equity shareholders	503	284	26	269	(37)	1,045
	Average assets (4)	$242,018	$50,635	$9,218	$157,929	$68,299	$528,099
(1)	U.S. Commercial Banking and Wealth Management and Capital Markets net interest income and income taxes include taxable equivalent basis (TEB) adjustments of $1 million and $52 million, respectively, for the three months ended April 30, 2018 (January 31, 2018: nil and $153 million, respectively; April 30, 2017: nil and $123 million, respectively) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

72	CIBC SECOND QUARTER 2018

$ millions, for the six months ended		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2018	Net interest income (1)	$3,006	$543	$596	$800	$4	$4,949
Apr. 30	Non-interest income	992	1,584	265	705	340	3,886
	Intersegment revenue (2)	230	(236)	–	6	–	–
	Total revenue (1)	4,228	1,891	861	1,511	344	8,835
	Provision for (reversal of) credit losses	351	2	25	(25)	12	365
	Amortization and impairment (3)	48	5	55	2	218	328
	Other non-interest expenses	2,142	1,029	458	750	388	4,767
	Income (loss) before income taxes	1,687	855	323	784	(274)	3,375
	Income taxes (1)	447	231	51	213	(214)	728
	Net income (loss)	$1,240	$624	$272	$571	$(60)	$2,647
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$11	$11
	Equity shareholders	1,240	624	272	571	(71)	2,636
	Average assets (4)	$258,366	$54,147	$40,840	$165,886	$73,070	$592,309
2017	Net interest income (1)	$2,780	$480	$88	$994	$(105)	$4,237
Apr. 30	Non-interest income	1,253	1,498	127	522	270	3,670
	Intersegment revenue (2)	207	(213)	–	6	–	–
	Total revenue (1)	4,240	1,765	215	1,522	165	7,907
	Provision for (reversal of) credit losses	393	8	2	(5)	(7)	391
	Amortization and impairment (3)	43	5	6	2	191	247
	Other non-interest expenses	2,059	988	139	711	405	4,302
	Income (loss) before income taxes	1,745	764	68	814	(424)	2,967
	Income taxes (1)	437	204	13	198	(342)	510
	Net income (loss)	$1,308	$560	$55	$616	$(82)	$2,457
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$10	$10
	Equity shareholders	1,308	560	55	616	(92)	2,447
	Average assets (4)	$239,828	$49,884	$9,108	$161,232	$68,430	$528,482
(1)	U.S. Commercial Banking and Wealth Management and Capital Markets net interest income and income taxes include TEB adjustments of $1 million and $205 million, respectively, for the six months ended April 30, 2018 (nil and $241 million, respectively, for the six months ended April 30, 2017) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

Note 16.    Financial instruments – disclosures

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of the MD&A in our 2017 Annual Report and quarterly Report to Shareholders, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on-balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		Advanced internal ratings-based and standardized approaches
$ millions, as at		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2018	Cash and deposits with banks	$232	$8,462	$6,740	$–	$–	$–	$–	$15,434	$1,601	$17,035
Apr. 30	Securities	1,510	43,979	4,507	–	–	–	2,168	52,164	50,155	102,319
	Cash collateral on securities borrowed	1,818	430	4,092	–	–	–	–	6,340	–	6,340
	Securities purchased under resale agreements	15,756	21,660	6,125	–	–	–	–	43,541	–	43,541
	Loans	98,332	3,674	825	228,356	22,209	12,660	1,149	367,205	(504)	366,701
	Allowance for credit losses	–	–	–	–	–	–	–	–	(1,619)	(1,619)
	Derivative instruments	7,700	4,333	11,906	–	–	–	–	23,939	–	23,939
	Customers’ liability under acceptances	6,810	1,929	395	–	–	–	–	9,134	–	9,134
	Other assets	649	3,981	2,642	182	36	36	2	7,528	15,619	23,147
	Total credit exposure	$132,807	$88,448	$37,232	$228,538	$22,245	$12,696	$3,319	$525,285	$65,252	$590,537
2017 Oct. 31	Total credit exposure	$125,196	$78,307	$33,668	$226,714	$21,982	$11,913	$2,947	$500,727	$64,537	$565,264

CIBC SECOND QUARTER 2018	73

Note 17.    Interest income and expense

The table below provides the consolidated interest income and expense for both product and accounting categories. The consolidated amounts presented are reported before any interest income and expense associated with funding these assets and liabilities.

		IFRS 9
$ millions, for the three months ended		Measured at amortized cost (1)	Debt securities measured at FVOCI (1)	Other (2)	Total
2018	Interest income
Apr. 30	Loans	$3,312	$–	$2	$3,314
	Debt securities	48	173	169	390
	Equity securities	–	–	201	201
	Securities borrowed or purchased under resale agreements	254	–	6	260
	Deposits with banks	64	–	–	64
		$3,678	$173	$378	$4,229
	Interest expense
	Deposits	$1,445	$–	$6	$1,451
	Securities sold short	–	–	64	64
	Securities lent or sold under repurchase agreements	191	–	–	191
	Subordinated indebtedness	44	–	–	44
	Other	3	–	–	3
		$1,683	$–	$70	$1,753
2018	Interest income
Jan. 31	Loans	$3,223	$–	$2	$3,225
	Debt securities	32	145	120	297
	Equity securities	–	–	186	186
	Securities borrowed or purchased under resale agreements	204	–	6	210
	Deposits with banks	66	–	–	66
		$3,525	$145	$314	$3,984
	Interest expense
	Deposits	$1,270	$–	$8	$1,278
	Securities sold short	–	–	66	66
	Securities lent or sold under repurchase agreements	121	–	–	121
	Subordinated indebtedness	38	–	–	38
	Other	8	–	–	8
		$1,437	$–	$74	$1,511

$ millions, for the six months ended
2018	Interest income
Apr. 30	Loans	$6,535	$–	$4	$6,539
	Debt securities	80	318	289	687
	Equity securities	–	–	387	387
	Securities borrowed or purchased under resale agreements	458	–	12	470
	Deposits with banks	130	–	–	130
		$7,203	$318	$692	$8,213
	Interest expense
	Deposits	$2,715	$–	$14	$2,729
	Securities sold short	–	–	130	130
	Securities lent or sold under repurchase agreements	312	–	–	312
	Subordinated indebtedness	82	–	–	82
	Other	11	–	–	11
		$3,120	$–	$144	$3,264
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI are calculated using effective interest rate.
(2)	Includes interest income and expenses for financial instruments that are mandatorily measured and designated at FVTPL, and equity securities designated at FVOCI.

74	CIBC SECOND QUARTER 2018

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, or e-mail: corporate.secretary@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-956-6996, or e-mail: investorrelations@cibc.com

Communications and Public Affairs: Financial, business and trade media may e-mail: corpcommmailbox@cibc.com

CIBC Telephone Banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information, Supplementary regulatory capital disclosure and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s second quarter conference call with analysts and investors will take place on Wednesday, May 23, 2018 at 8:00 a.m. (ET). The call will be available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 8660945#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 1105464#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) May 30, 2018. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 6527164#. To access the replay in French, call 514-861-2272 or 1-800-408-3053, passcode 9609900#.

Audio Webcast: A live audio webcast of CIBC’s second quarter results conference call will take place on Wednesday, May 23, 2018 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Annual Meeting: CIBC’s next Annual Meeting of Shareholders will be held on April 4, 2019 in Edmonton, Alberta.

Regulatory Capital: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to AST Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: inquiries@astfinancial.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact AST Trust Company (Canada) at 416-682-3860, toll-free at 1-800-258-0499, or by email at inquiries@astfinancial.com.

PURCHASE PRICE OF COMMON SHARES

UNDER THE

SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options

Feb. 1/18	$121.72

Mar. 1/18	$118.16

Apr. 2/18	$113.79

Apr. 27/18		$ 110.93

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, M5L 1A2, Canada, (416) 980-2211

www.cibc.com